     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1999

                                                      REGISTRATION NO. 333-72133
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           APPLIEDTHEORY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7373                            16-1491253
   (STATE OR OTHER JURISDICTION            (PRIMARY STANDARD                   (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)      INDUSTRIAL CLASSIFICATION             IDENTIFICATION NO.)
                                              CODE NUMBER)

                         40 CUTTER MILL ROAD, SUITE 405
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-8422
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DAVID A. BUCKEL
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         40 CUTTER MILL ROAD, SUITE 405
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-8422
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             FRANK E. MORGAN II, ESQ.                           WILLIAM F. SCHWITTER, ESQ.
               DEWEY BALLANTINE LLP                        PAUL, HASTINGS, JANOFSKY & WALKER LLP
            1301 AVENUE OF THE AMERICAS                         399 PARK AVENUE, 31ST FLOOR
             NEW YORK, NEW YORK 10019                          NEW YORK, NEW YORK 10022-4697
                  (212) 259-8000                                      (212) 318-6000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 28, 1999


PROSPECTUS

                                4,500,000 SHARES
                          [APPLIEDTHEORY COMPANY LOGO]

                                  COMMON STOCK

                            ------------------------

This is an initial public offering of 4,500,000 shares of common stock of AppliedTheory Corporation. We are selling all of the shares of common stock offered under this prospectus.


There is currently no public market for our shares. It is currently estimated that the initial public offering price will be between $12.00 and $15.00 per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "ATHY."


SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Share       Total
                                                              ---------    -----------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds, before expenses, to us............................   $           $

                            ------------------------

The underwriters may purchase up to an additional 675,000 shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments.

                            ------------------------

BEAR, STEARNS & CO. INC.
                               CIBC WORLD MARKETS
                                                                 LEHMAN BROTHERS
                                                         WIT CAPITAL CORPORATION
                                                       as e-Manager(TM)

              The date of this prospectus is                , 1999

           [INSIDE FRONT COVER -- GRAPHIC OF ARROW WITH NOTES. TEXT:]

                             [ENTERPRISE SOLUTIONS]

[GRAPHIC: APPLIEDTHEORY LOGO. TEXT:
APPLIEDTHEORY -- PRACTICAL SOLUTIONS FOR E-VISIONARIES]

[APPLIEDTHEORY DELIVERS SOLUTIONS TO OUR CUSTOMERS THAT CREATE ENTERPRISE PORTALS LINKING INTERNAL SYSTEMS AND DATABASES, WEBSITE PRESENCE, AND INTERNET ACCESS.]

[VPNS & SECURITY]

     [- SECURE OUTSOURCED WANS FOR INTRANET AND EXTRANET APPLICATIONS]

     [- END TO END MANAGEMENT SERVICES]

     [- FIREWALL INSTALLATION, CONFIGURATION AND MANAGEMENT]

     [- NETWORK AND SECURITY CONSULTING]

[WEB HOSTING]

     [- HOSTING AND SUPPORT FOR MISSION CRITICAL APPLICATIONS]

     [- GUARANTEED BANDWIDTH AVAILABILITY]

     [- PERFORMANCE AND QUALITY OF SERVICE GUARANTEES]

     [- VIRTUALLY LINKED, DISTRIBUTED DATA CENTERS]

     [- FEATURING SECURITY, GEOGRAPHIC DIVERSITY, ENHANCED CONTENT CACHING,
        MIRRORING AND LOAD BALANCING]

[ENTERPRISE PORTAL DEVELOPMENT]

     [- LINKING EXISTING DATABASES AND LEGACY SYSTEMS WITH THE WEB]

     [- DEVELOPING NEW DATA DRIVEN APPLICATIONS]

     [- CREATING OPEN, UNIVERSAL INTERFACES TO BUSINESS-CRITICAL INFORMATION]

     [- DELIVERING APPLICATIONS THAT ARE INTEROPERABLE, SCALABLE, SUPPORT
        E-COMMERCE]

     [- STANDARDS-BASED SOFTWARE TO LINK WITH SUPPLIERS', PARTNERS' AND
        CUSTOMERS' SYSTEMS]

[INTERNET INTEGRATION]

     [- ANALYSIS, PROTO-TYPING AND IMPLEMENTATION]

     [- THIRD-PARTY SOFTWARE EXPERTISE INCLUDING DATABASES, OPERATING SYSTEMS
        AND FIREWALLS]

     [- TRAINED AND CERTIFIED STAFF]

[INTERNET ACCESS]

     [- THE GEMINI2000 NETWORK, A NEW HIGH SPEED INTERNET BACKBONE]

     [- DEDICATED CONNECTIONS TO PROVIDE CUSTOMERS WITH RELIABLE, CONTINUOUS
        ACCESS TO THE INTERNET]

     [- VPN TECHNOLOGIES]

     [- NETWORK AND SECURITY CONSULTING]

     [- SECURE DIAL-UP INTERNET ACCESS

     [- HARDWARE AND SOFTWARE IMPLEMENTATION]

                               PROSPECTUS SUMMARY

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option will not be exercised. All information in this prospectus, unless otherwise indicated, gives effect to our reorganization as a Delaware corporation and a 1.5-for-1 stock split to occur prior to this offering and to a 5-for-1 stock split in the form of a stock dividend effected by us in October 1998. This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To fully understand this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

                           APPLIEDTHEORY CORPORATION

OUR COMPANY

     We are a leading provider of one-stop Internet solutions to mid-sized businesses, mid-size departments of larger businesses and public sector institutions. We offer an extensive array of high performance, reliable and scalable Internet technology products and services that can be tailored to meet our customers' requirements. We provide the following products and services, either individually or as part of a one-stop package:

     - Internet integration and enterprise portal development, including custom software application development, Web site design and development and upgrading of systems and databases designed before the emergence of the Internet, commonly known as legacy systems;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting services; and

     - Internet connectivity, including virtual private network solutions, network and security consulting and dedicated Internet access.


As of December 31, 1998, we had over 600 customers in a wide range of industries. Most of our revenues are currently derived from customers located in New York State. Historically, a substantial portion of our revenues has been derived from two customers through which we provide services to public sector institutions -- NYSERNet.org.,Inc., a not-for-profit corporation that is also affiliated with one of our major stockholders, and the New York State Department of Labor.



     We integrate our products and services to offer customized applications and services utilizing Internet-based protocols or standards that enable our commercial customers to extend their businesses, leverage existing legacy databases and systems and take advantage of Internet-based marketing opportunities. Public sector customers similarly benefit by making greater use of the Internet to serve their constituencies more cost-effectively and conveniently, as well as to comply with numerous federal and state mandates.



     Superior customer service is a cornerstone of our operational strategy. Our 97% customer satisfaction rate in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. In addition, our monthly revenue churn has averaged approximately 0.15% over the last two years. Revenue churn is the amount of revenue, stated as a percentage of total revenue for the period, generated by customers who terminated their service during the period.


     Our existing network consists primarily of a robust, regional backbone in New York State. Together with IXC Communications, Inc., a significant equity holder in our company, we are deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network, to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance, national network that will enable us to offer Internet access and backbone transport services at speeds that are 100 to 1,000 times greater than those generally available to end users today. The first phase of Gemini2000's deployment started in January 1999, and the network is scheduled to be completed by September 30, 1999. We also intend to build three new geographically dispersed, or distributed, data centers. These data centers will be owned and managed by us but housed, or co-located, at Gemini2000 Network hubs or interconnection points. We call these hubs or interconnection points super-core sites. The new data centers will be located in New York City, Austin, Texas and Hayward, California and are expected to be completed by March 31, 2000. The new data centers will be interconnected, together with our existing data centers, by a full mesh of high speed data lines to form what we call a virtual gigacenter. A virtual gigacenter is a collection of distributed data centers that offer the user the operating characteristics of a single high-speed data center located in a single physical location. Our network and distributed data centers will enable us to offer our customers:

     - greater network reliability;

     - lower downtime;

     - simpler configurations for connecting multiple site locations;

     - specialized virtual private network solutions;

     - faster downloading of data;

     - reduced load on Web servers accessed by network users to run applications; and

     - better disaster recovery.

     Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 30 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's points of presence or POPs, where we plan to have a physical local presence. POPs are the locations that house network equipment, such as routers and switches, to service telecommunications customers in a regional area and which serve as the local Internet connection point.

     We were incorporated in November 1995, and spun-off in October 1996 from NYSERNet.org, a not-for-profit corporation that was one of the founding institutions of the Internet, to pursue commercial opportunities that are Internet protocol or IP-based. The sole member of NYSERNet.org is NYSERNet.net, Inc., one of our major stockholders. In August 1998, IXC and Grumman Hill Investments III, LP, a private equity fund advised by Grumman Hill Group LLC, invested $12.9 million and $6.5 million to acquire approximately 4.4 million and
2.2 million shares of our common stock. Of these 6.6 million shares, we issued
1.73 million new shares for net proceeds of approximately $5.0 million. The balance of these shares was sold by NYSERNet.net. Our corporate headquarters are located at 40 Cutter Mill Road, Suite 405, Great Neck, New York 11021, and our telephone number at that location is (516) 466-8422.

OUR MARKET OPPORTUNITY

     Expanded uses of the Internet and greater demands for existing Internet-based applications are driving an evolution and expansion in Internet services, as well as the networks over which they are delivered. To offer these services and take full advantage of the communication and commerce opportunities made available by the anticipated growth in the Internet, businesses and other organizations will require more than a basic Internet connection. They will need:

     - fast and reliable connections to the Internet;

     - sophisticated Web sites to attract and retain users and customers;

     - access to organizational information for internal communication and for their Web sites; and

     - to procure and manage the services and operations to integrate all these needs.

     We market our products and services to the business mid-market, which consists of mid-sized businesses and mid-size departments of larger businesses, and public sector institutions. We believe these businesses and institutions are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple vendors. Key advantages we offer our customers include:

     - flexible and scalable Internet solutions;

     - robust and reliable infrastructure;

     - advanced data management; and

     - superior customer support.

OUR STRATEGY

     Our objective is to become the leading national provider of advanced Internet technology solutions to our target markets. To achieve this objective, our strategy is to:

     - offer one-stop solutions to the business mid-market and public sector;

     - rapidly expand our sales and marketing efforts;

     - leverage our public sector experience and relationships;

     - complete our national network buildout;

     - minimize our capital expenditures;

     - jointly market and sell with IXC; and

     - acquire complementary assets, technologies or businesses.

                                  THE OFFERING

Common stock offered by us....   4,500,000 shares(a)


Common stock outstanding after
the offering..................   20,471,445 shares(a)(b)


Use of proceeds...............   We intend to use the net proceeds from the
                                 offering:

                                 - for general corporate purposes and working capital requirements, including expansion of our sales and marketing efforts, expansion of our customer support services and for possible acquisitions;

                                 -  for building three new distributed data
                                    centers;

                                 -  to repay outstanding borrowings; and

                                 -  to repurchase our outstanding preferred
                                    stock.

Dividend policy...............   We currently intend to retain any future
                                 earnings for our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Proposed Nasdaq National
Market symbol.................   ATHY
---------------
(a) If the underwriters exercise the option granted to them in connection with the offering to purchase additional shares of common stock to cover over-allotments, the total number of shares to be offered would increase by up to 675,000 shares.


(b) Based on the number of shares outstanding as of the date of this prospectus. Excludes 3,111,005, shares of common stock reserved for issuance upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $2.01 per share. Also excludes 55,500 shares of common stock which we intend to reserve for issuance upon the exercise of options which we intend to grant under our 1999 Stock Option Plan upon the effectiveness of the offering. The exercise price for these options will be the same as the per share price of this offering.

                         SUMMARY FINANCIAL INFORMATION

     The financial data shown below has been derived from and should be read in conjunction with our audited financial statements and the related notes, included elsewhere in this prospectus. Our operating activities prior to October 1, 1996 were conducted as a nonincorporated "division" of NYSERNet.org and are considered to constitute a predecessor business. The financial data presented for the nine months ended September 30, 1996 reflect these activities on a "carved-out" basis from the historical financial statements of NYSERNet.org. The as adjusted balance sheet data gives effect to receipt of the estimated net proceeds from this offering and the application of a portion of these proceeds to repay indebtedness and repurchase our outstanding preferred stock as described under "How We Intend to Use the Proceeds from the Offering." The information set forth below should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results of operations for the periods presented are not necessarily indicative of results of operations for future periods.

                                                    PREDECESSOR
                                                   -------------                  APPLIEDTHEORY
                                                       NINE         -----------------------------------------
                                                      MONTHS        THREE MONTHS
                                                       ENDED           ENDED         YEAR ENDED DECEMBER 31,
                                                   SEPTEMBER 30,    DECEMBER 31,    -------------------------
                                                       1996             1996           1997          1998
                                                   -------------    ------------    ----------    -----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues:
    Internet connectivity revenues...............     $ 5,691        $    2,508     $   12,249    $    15,077
    Internet integration and enterprise portal
      development revenues.......................         244               268          1,915          5,940
    Web hosting revenues.........................         291               300          1,008          1,546
                                                      -------        ----------     ----------    -----------
  Total net revenues.............................       6,226             3,076         15,172         22,563
                                                      -------        ----------     ----------    -----------
  Total costs and expenses.......................      10,146             4,838         20,672         28,880
                                                      -------        ----------     ----------    -----------
  Loss from operations...........................      (3,920)           (1,762)        (5,500)        (6,317)
  Interest expense, net..........................           5                --            347            566
                                                      -------        ----------     ----------    -----------
  Net loss.......................................      (3,925)           (1,762)        (5,847)        (6,883)
  Preferred stock dividends......................          --                --            210            210
                                                      -------        ----------     ----------    -----------
  Net loss attributable to common stockholders...     $(3,925)       $   (1,762)    $   (6,057)   $    (7,093)
                                                      =======        ==========     ==========    ===========
  Basic and diluted loss per common share........                    $     (.18)    $     (.62)   $      (.56)
                                                                     ==========     ==========    ===========
  Shares used in computing basic and diluted loss
    per share....................................                     9,750,000      9,756,248     12,665,940
OTHER DATA:
  EBITDA(a)......................................     $(3,762)       $   (1,681)    $   (4,405)   $    (4,645)
  Capital expenditures(b)........................          --               506          1,270          2,480

                                                                DECEMBER 31, 1998
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 1,786      $52,207
  Working capital (deficiency)..............................   (3,249)      47,592
  Total assets..............................................   10,518       60,939
  Current portion of long-term debt and capital lease
    obligations.............................................      551          551
  Long-term debt and capital lease obligations, less current
    portion.................................................    5,979        5,979
  Borrowings from NYSERNet.net .............................    2,957           --
  Redeemable preferred stock................................    1,500           --
  Total stockholders' equity (deficit)......................   (9,007)      46,291

                                                                      THREE MONTHS ENDED
                               -------------------------------------------------------------------------------------------------
                                                    1997                                              1998
                               -----------------------------------------------   -----------------------------------------------
                               MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                               --------   -------   ------------   -----------   --------   -------   ------------   -----------
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net revenues:
    Internet connectivity
      revenues...............   $2,834    $ 3,121     $ 3,074        $ 3,220      $3,577    $ 3,518     $ 3,834        $ 4,148
    Internet integration and
      enterprise portal
      development revenues...      527        553         434            401       1,361        943       1,981          1,655
    Web hosting revenues.....      256        234         247            271         396        321         373            456
                                ------    -------     -------        -------      ------    -------     -------        -------
  Total net revenues.........    3,617      3,908       3,775          3,892       5,334      4,782       6,188          6,259
                                ------    -------     -------        -------      ------    -------     -------        -------
  Total costs and expenses...    4,301      5,099       5,295          5,977       5,929      6,032       7,250          9,669
                                ------    -------     -------        -------      ------    -------     -------        -------
  Loss from operations.......     (684)    (1,191)     (1,540)        (2,085)       (595)    (1,250)     (1,062)        (3,410)
                                ------    -------     -------        -------      ------    -------     -------        -------
  Net loss attributable to
    common stockholders......   $ (762)   $(1,316)    $(1,710)       $(2,269)     $ (789)   $(1,444)    $(1,255)       $(3,605)
                                ======    =======     =======        =======      ======    =======     =======        =======
OTHER DATA:
  EBITDA(a)..................   $ (482)   $  (961)    $(1,306)       $(1,656)     $ (235)   $  (850)    $  (639)       $(2,921)
  Capital expenditures(b)....      451        501         223             95         597        243         345          1,295

---------------
(a) EBITDA is loss from operations before interest, taxes, depreciation and amortization. EBITDA is presented because management believes that investors may find it to be a useful tool for measuring a company's ability to service its debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. EBITDA should not be considered as a substitute for net loss or as an indicator of our operating performance, cash flow or liquidity. EBITDA should be examined in conjunction with our financial statements and related notes included elsewhere in this prospectus.

(b) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.
                            ------------------------

     This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the sections "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include statements regarding our, or our directors' or officers', intent, belief or current expectations with respect to, among other things, trends affecting our financial condition or results of operations and our business and growth strategies. Actual events or results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the other sections of this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution potential investors not to place undue reliance on these statements. This prospectus contains forecasts of estimated future growth in the Internet industry and in Internet usage as a whole. These market forecasts are reliant upon assumptions, including assumptions about the growing acceptance of the Internet as a tool for commercial activity, about continuing advances in computing and telecommunications technology and about increasing availability of technology. There can be no assurance that these assumptions will prove to be correct or, even if they do, that the forecasts will prove to be accurate.

     AppliedTheory is a trademark of AppliedTheory Corporation. Gemini2000 Network is a trademark of IXC Communications, Inc. This prospectus also includes trademarks, service marks and trade names of other companies.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should carefully consider these risk factors and the other information in this prospectus before purchasing shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY AND MAY NOT SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

     We have a limited operating history, and our business model is still in development. We were incorporated in 1995 and commenced operations in late 1996. As an early stage Internet company we are subject to expenses and difficulties associated with implementing our business plan that are not typically encountered by more mature companies. The risks associated with implementing our business plan relate to:

     - building out our operations infrastructure;

     - expanding our sales structure and marketing programs;

     - increasing awareness of our brand;

     - providing services to our customers that are reliable and cost-effective;

     - responding to technological development or service offerings by competitors; and

     - attracting and retaining qualified personnel.

     If we are not successful in implementing our business plan, our business or future financial or operating results could suffer.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND EXPECT THESE LOSSES TO INCREASE IN THE FORESEEABLE FUTURE.

     We have incurred significant net losses and negative cash flows from operations in each quarterly and annual period since our inception. At December 31, 1998, we had an accumulated deficit of approximately $15.7 million. We experienced net losses of approximately $5.8 million and $6.9 million in the years ended December 31, 1997 and 1998. In connection with our expansion plans, we anticipate making significant investments in sales and marketing, new distributed data centers, customer support and personnel. As a result of our expansion plans, we expect our net losses and negative cash flows from operations on a quarterly and annual basis to increase in the foreseeable future. Our ability to achieve profitability is largely dependent upon the successful completion of the Gemini2000 Network, over which we have no control, and the successful implementation of our nationwide expansion strategy. We cannot assure you that we will achieve or sustain revenue growth or profitability on either a quarterly or an annual basis.

TO DATE, MOST OF OUR REVENUES HAVE BEEN DERIVED FROM CUSTOMERS LOCATED IN NEW YORK STATE AND WE MAY NOT SUCCESSFULLY EXECUTE OUR NATIONWIDE GROWTH STRATEGY.

     To date, most of our revenues have been derived from customers located in New York State. Our business strategy is to become the leading national provider of advanced Internet technology solutions to the business mid-market and select public sector organizations. The risks we may encounter in executing our nationwide growth strategy include the possibility that:

     - our products and services are not accepted beyond our current market;

     - there are significant delays in the roll-out of the Gemini2000 Network or our new data centers;

     - the technology upon which the Gemini2000 Network is based is overtaken;

     - we fail to successfully implement our sales and marketing strategy on a national scale;

     - we fail in our efforts to build a national sales force; and/or

     - we fail to develop a nationally recognized brand.

OUR RAPID GROWTH STRATEGY IS LIKELY TO PLACE A SIGNIFICANT STRAIN ON OUR RESOURCES.

     Our future success depends in large part on our ability to manage any achieved growth in our business. For our nationwide growth strategy to succeed, we will need:

     - to expand our business with new and current customers;

     - to develop and offer successful new products and services;

     - to retain key employees and hire new employees; and

     - to ensure that any future business we may develop or acquire will perform in a satisfactory manner.

These activities are expected to place a significant strain on our resources.

OUR ANNUAL AND QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS. AS A RESULT, PERIOD-TO-PERIOD COMPARISONS OF OUR RESULTS OF OPERATIONS ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS INDICATIONS OF FUTURE PERFORMANCE.

     We have experienced significant fluctuations in our results of operations on a quarterly and annual basis. We expect to continue to experience significant fluctuations in our future quarterly and annual results of operations due to a variety of factors, many of which are outside of our control, including:

     - demand for and market acceptance of our services;

     - customer retention;

     - the timing and success of our marketing efforts;

     - the timing and magnitude of capital expenditures, including costs relating to the expansion of operations;

     - the timely expansion of existing facilities and completion of new facilities;

     - our ability to increase bandwidth as necessary;

     - fluctuations in bandwidth used by our customers;

     - introductions of new services or enhancements by us and our competitors;

     - increased competition in our markets;

     - growth of Internet use and establishment of Internet operations by mainstream enterprises; and

     - changes in our and our competitors' pricing policies.

A RELATIVELY LARGE PORTION OF OUR EXPENSES ARE FIXED IN THE SHORT-TERM. AS A RESULT, OUR RESULTS OF OPERATIONS WILL BE PARTICULARLY SENSITIVE TO FLUCTUATIONS IN REVENUE.

     A relatively large portion of our expenses (approximately 75% in 1998) are fixed in the short-term, particularly with respect to data and telecommunications costs, depreciation, real estate, interest expense and personnel. Because we will be required to incur these fixed expenses irrespective of our revenue, our future results of operations will be particularly sensitive to fluctuations in revenue.

THE EXPECTED CONTINUED GROWTH IN THE MARKET FOR OUR PRODUCTS AND SERVICES MAY NOT MATERIALIZE OR MAY MATERIALIZE IN A MANNER WE HAVE NOT ANTICIPATED.

     Our market is new and rapidly evolving. Whether, and the manner in which, the market for our products and services will continue to grow is uncertain. The market for our products and services may be inhibited for a number of reasons, including:

     - the reluctance of businesses to outsource their Internet integration, enterprise portal development, Web hosting and Internet connectivity needs;

     - our failure to successfully market our products and services to new customers; and

     - our inability to maintain and strengthen our brand awareness.

OUR SUCCESS DEPENDS IN LARGE PART ON CONTINUED GROWTH IN THE USE OF THE
INTERNET.

     Our business would be hurt if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

     - access costs;

     - inadequate network infrastructure;

     - security concerns;

     - uncertainty of legal and regulatory issues concerning the use of the Internet;

     - inconsistent quality of service; and

     - lack of availability of cost-effective, high-speed service.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it or the Internet's performance and reliability may decline. Similarly, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline. This could hurt our business.

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The Internet-based services market is extremely competitive and many of our competitors are more established and have greater financial resources than us. The market for Internet-based services is extremely competitive and there are no substantial barriers to entry. We expect that competition will intensify in the future. Many of our competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, as compared to us, our competitors may:

     - develop and expand their network infrastructures and service offerings more efficiently or more quickly;

     - adapt more swiftly to new or emerging technologies and changes in customer requirements;

     - take advantage of acquisitions and other opportunities more effectively;

     - devote greater resources to the marketing and sale of their products and services; and

     - more effectively leverage existing relationships with customers or exploit a more recognized brand name to market and sell their services.

     Our current and prospective competitors both in our New York State market and nationally are numerous. Our current and prospective competitors, both in our New York State market and nationally, generally may be divided into the following three groups:

     - Internet service providers, including Concentric Network Corp., Exodus Communications, Inc., Globix Corporation, AboveNet Communications, Inc., PSINet Inc., UUNET Technologies, Inc., Frontier GlobalCenter, GTE Internetworking, DIGEX, Inc., Verio Inc. and other national and regional providers;

     - telecommunications companies, including AT&T Corp., Cable & Wireless plc, Sprint Corporation, MCI WorldCom, Inc., Qwest Communications International Inc., regional telecommunications companies and various cable companies; and

     - network and system integrators, including IBM Corporation, Oracle Corporation, the Big 5 accounting firms, EDS Corporation and similar entities.

We believe that we may also face competition from other large computer hardware and software companies and other media, technology and telecommunications companies.

     The number of businesses providing Internet-related services is rapidly growing. We are aware of other companies, in addition to those named above, that have entered into or are forming joint ventures or consortia to provide services similar to those provided by us. Others may acquire the capabilities necessary to compete with us through acquisitions.

WE COULD ENCOUNTER SIGNIFICANT PRICING PRESSURE AS A RESULT OF INCREASED COMPETITION AND INDUSTRY CONSOLIDATION.

     As a result of increased competition and consolidation in the industry, we could encounter significant pricing pressure, which in turn could result in significant reductions in the average selling price of our services. We may not be able to offset these price reductions even if we obtain an increase in the number of our customers, derive higher revenue from enhanced services or manage to reduce our costs. Increased price competition or other competitive pressures could erode our market share and could significantly hurt our business. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully in that environment.

OUR REVENUES ARE HEAVILY DEPENDENT ON TWO CUSTOMERS. IF WE LOSE EITHER OF THESE CUSTOMERS, IF EITHER OF THEM REDUCE THE AMOUNT OF WORK THEY DO WITH US, OR IF WE FAIL TO DIVERSIFY OUR CUSTOMER BASE, OUR BUSINESS WILL SUFFER.

     We currently derive a substantial portion of our total revenue from two customers -- NYSERNet.org, a not-for-profit corporation that is also affiliated with one of our major shareholders, and the New York State Department of Labor. The loss of either of these customers could significantly hurt our business. For the years ended December 31, 1997 and 1998, revenue from NYSERNet.org represented approximately 47% and 37% of our total revenue. For the years ended December 31, 1997 and 1998, revenue from the New York State Department of Labor represented approximately 16% and 28% of our total revenue.

     Our current agreement to provide services through NYSERNet.org has an initial term of three years, ending October 1, 2001. This agreement is automatically renewable for successive one year terms unless either party notifies the other of its intent not to renew at least 60 days before the end of the term then in effect. It is possible that NYSERNet.org could terminate the agreement or cease working with us. Our contract with the New York State Department of Labor is for the development and maintenance of the America's Job Bank Web site. Our agreement with the New York State Department of Labor is subject to cancellation by the New York State Department of Labor upon 15 days notice.

     We cannot assure you that revenue from these two customers or from other customers that have accounted for significant revenue in past periods, individually or as a group, will continue, or if continued, will reach or exceed historical levels in any future period. In addition, we may not succeed in diversifying this customer base in future periods.

OUR BUSINESS MODEL ASSUMES THAT WE WILL USE THE GEMINI2000 NETWORK FOR THE DELIVERY OF OUR SERVICES. IF IXC DOES NOT COMPLETE THIS NETWORK, OUR BUSINESS COULD SUFFER.

     Our business model assumes that we will use IXC's Gemini2000 Network for the delivery of our services. While we believe that we could transfer our business to another network supplier if this network is not available, we may not find an alternate network which would provide comparable technology at a competitive cost. At this time, IXC has not completed construction of the network. In addition, on February 4, 1999, IXC announced that it had hired an investment bank to advise it on strategic alternatives. We are unable to predict the result of this process or the impact it may have on us. Any failure by IXC to complete construction of, or deploy and maintain, the Gemini2000 Network could hurt our business. While IXC has publicly announced its intention to complete construction of the Gemini2000 Network, we do not have a written agreement with them which requires them to do so.

OUR BUSINESS AND EXPANSION MODELS ASSUME THAT WE WILL BE ABLE TO EASILY SCALE THE NETWORK INFRASTRUCTURE WE USE TO ACCOMMODATE INCREASING NUMBERS OF CUSTOMERS AND INCREASED TRAFFIC. HOWEVER, THE SCALABILITY OF THE GEMINI2000 NETWORK IS UNPROVEN.

     Due to its limited deployment, the ability of the Gemini2000 Network to connect and manage a large number of customers or a large quantity of traffic at high transmission speeds is unproven. This network's ability to be scaled up to meet our expected customer usage levels while maintaining superior performance is also unproven. As the number of our customers grows or as network usage increases, we may need to make additional investments to expand and adapt our network infrastructure and maintain adequate data transmission speeds. Any future expansion and adaptation of our telecommunications and hosting facility infrastructure could require substantial financial, operational, technical and management resources. Further, additional network capacity may not be available from IXC or other third-party suppliers as it is needed by us, and, as a result, our network may not be able to achieve or maintain a sufficiently high capacity for data transmission. Any failure on our part to achieve or maintain high data transmission capacity could significantly reduce customer demand for our services and hurt our business. If we are required to expand our network significantly and rapidly due to increased usage, additional stress will be placed upon our network hardware, traffic management systems and hosting facilities.

WE COULD EXPERIENCE SYSTEM FAILURES AND CAPACITY CONSTRAINTS, WHICH WOULD AFFECT OUR ABILITY TO COMPETE.

     Interuptions in service to our customers could hurt our business. To succeed, we must be able to operate our network management infrastructure 24 hours per day, seven days per week without interruption. Our operations depend upon our ability to protect our network infrastructure, our equipment and customer data against damage from human error or "acts of God." Even if we take precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in the services we provide to our customers.

     At this time, we do not have a formal disaster recovery plan. Although we have attempted to build redundancy into our network and hosting facilities, our network is currently subject to various single points of failure. For example, a problem with one of our routers or switches could cause an interruption in the services we provide to some of our customers. Any interruptions in service could:

     - cause end users to seek damages for losses incurred;

     - require us to spend more money replacing existing equipment, expanding facilities or adding redundant facilities;

     - cause us to spend money on existing or new equipment and infrastructure earlier than we plan;

     - damage our reputation for reliable service;

     - cause existing end-users and resellers to cancel our contracts; or

     - make it more difficult for us to attract new end-users and partners.

     Any of these results could hurt our business.

     Failure of the national telecommunications network and Internet infrastructure to continue to grow in an orderly manner could result in service interuptions. While the national telecommunications network and Internet infrastructure have historically developed in an orderly manner, there is no guarantee that this will continue as the network expands and more services, users and equipment connect to the network. Failure by our telecommunications providers to provide us with the data communications capacity we require could cause service interruptions, which could hurt our business.

WE ARE DEPENDENT ON NETWORKS BUILT AND OPERATED BY OTHERS. IF WE DO NOT HAVE CONTINUED ACCESS TO A RELIABLE NETWORK, OUR BUSINESS WILL SUFFER.

     In delivering our services, we rely on networks which are built and operated by others. We do not have control over these networks, nor can we guarantee that we will continue to have access on terms that fit our business needs.

     Our use of the infrastructure of other communications carriers presents risks. Our success partly depends upon the capacity, scalability, reliability and security of the network infrastructure provided to us by telecommunications network suppliers, including IXC, Bell Atlantic Corp. and Sprint Corporation. Our nationwide expansion plans require rapid expansion of network capacity, which we expect will be satisfied through the completion of the Gemini2000 Network. Without this expanded capacity, our ability to execute our business strategy could be hurt. In addition, future expansion and adaptation of our network infrastructure may require substantial financial, operational and management resources. We may not be able to expand or adapt our network infrastructure on a timely basis and at a commercially reasonable cost to meet additional demand, changing customer requirements or evolving industry standards. In addition, if demand for usage of our network were to increase faster than projected or were to exceed our current forecasts, the network could experience capacity constraints which would hurt its performance.

     We also depend on our telecommunications suppliers to provide uninterrupted and error free service through their telecommunications networks. If these suppliers greatly increased the prices for their services or if the telecommunications capacity available to us was insufficient for our business purposes, and we were unable to use alternative networks or pass along any increased costs to our customers, it could hurt our business.

OUR NETWORK AND SOFTWARE ARE VULNERABLE TO SECURITY BREACHES AND SIMILAR THREATS WHICH COULD RESULT IN OUR LIABILITY FOR DAMAGES AND HARM OUR REPUTATION.

     Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by Internet users. This could result in our liability for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

     We rely upon encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. Although we intend to continue to implement industry-standard security measures, in the past some of these standards have occasionally been circumvented by third parties. Therefore, we cannot assure you that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.

OUR BRAND IS NOT WELL-KNOWN AND FAILURE TO DEVELOP BRAND RECOGNITION COULD HURT OUR BUSINESS.

     To successfully execute our strategy, we must strengthen our brand awareness. While many of our competitors have well-established brands in Internet services, to date, our market presence has been limited principally to New York State. We have generated our existing revenue primarily through a small sales force and word of mouth. In order to build our brand awareness, our marketing efforts must succeed and we must provide high quality services. We expect to increase our marketing budget substantially as part of our brand building efforts. We cannot assure you that these investments will succeed as planned. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt.

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, OUR BUSINESS COULD SUFFER.

     If we do not successfully use or develop new technologies, introduce new services or enhance our existing services on a timely basis, or new technologies or enhancements used or developed by us do not gain market acceptance, our business could be hurt. The Internet industry is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our future success will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner, all while continuing to develop our business model and rolling-out our services on a national level:

     - effectively use and integrate leading technologies;

     - continue to develop our technical expertise;

     - enhance our products and current networking services;

     - develop new products and services that meet changing customer needs;

     - have the market accept our services;

     - advertise and market our products and services; and

     - influence and respond to emerging industry standards and other changes.

     We cannot assure you that we will successfully use or develop new technologies, introduce new services or enhance our existing services on a timely basis, or that new technologies or enhancements used or developed by us will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. In addition, we cannot assure you that, if required, we will successfully adapt our network and services to alternate access devices and conduits.


     If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other members of the industry. Although we intend to support emerging standards in the market for Internet access, we cannot assure you that we will be able to conform to new standards in a timely fashion and maintain a competitive position in the market. Our services rely on the continued widespread commercial use of transmission control protocol/internetwork protocol, commonly known as TCP/IP, which is an industry standard to facilitate the transfer of data. Alternative open protocol and proprietary protocol standards could emerge and become widely adopted. A resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business.


WE DERIVE SIGNIFICANT REVENUE FROM CONTRACTS WITH GOVERNMENT AGENCIES. THESE CONTRACTS OFTEN ARE SUBJECT TO A COMPLEX PROCUREMENT PROCESS, REQUIRE COMPLIANCE WITH VARIOUS GOVERNMENT REGULATIONS AND POLICIES AND MAY BE SUBJECT TO UNILATERAL TERMINATION OR MODIFICATION BY THE GOVERNMENT. IN ADDITION, CHANGES IN GOVERNMENT FUNDING AND OTHER POLICY DECISIONS COULD JEOPARDIZE OUR CONTRACTS WITH GOVERNMENT AGENCIES.

     Contracts with various government agencies accounted for approximately 45% of our revenues in the year ended December 31, 1998. Government contracts are often subject to a competitive bidding process which is governed by applicable federal and state statutes and regulations. The procurement process for government contracts is complex and can be very time consuming.

     Because of our contracts with governmental agencies, we are required to comply with various government regulations and policies. For instance, we are required to maintain employment policies relating to equal opportunity, and we are subject to audit by the government to confirm our compliance with these policies. If we fail to comply with regulations which apply to government contractors, we may face sanctions, including substantial fines and disqualification from being awarded government contracts in the future.

     Contracts with governmental agencies are subject to the risk of unilateral termination by the government for its convenience and reductions in services or modifications in contractual terms due to changes in the government's requirements or budgetary restraints.

     In addition, the government may not continue to fund the projects and programs with which we work. Even if funding continues, we may not obtain this funding. We cannot assure you that we will be able to procure additional government contracts, that we will be able to retain our existing government contracts or, if retained, that these contracts will be fully funded.

WE MAY BE EXPOSED TO RISKS ASSOCIATED WITH ACQUISITIONS, INCLUDING INTEGRATION RISKS AND RISKS ASSOCIATED WITH METHODS OF FINANCING AND THE IMPACT OF ACCOUNTING TREATMENT. COMPLETED ACQUISITIONS MAY NOT ENHANCE OUR BUSINESS.

     Although we do not currently have any agreements, arrangements or understandings with respect to any acquisitions, a component of our strategy is to acquire network assets, Internet-related technologies and businesses complementary to our operations. Any future acquisitions would be accompanied by the risks commonly encountered in acquisitions, including:

     - the difficulty of assimilating the operations and personnel of acquired companies;

     - the potential disruption of our business;

     - the inability of our management to maximize our financial and strategic position by the incorporation of an acquired technology or business into our service offerings;

     - the difficulty of maintaining uniform standards, controls, procedures and policies; and

     - the potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management.

     We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash, including proceeds of this offering, could be used to consummate the acquisitions. If we were to consummate one or more acquisitions in which the consideration consisted of stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Acquisitions required to be accounted for under the purchase method could result in significant goodwill and/or amortization charges for acquired technology.

WE ARE DEPENDENT ON OUR HARDWARE AND SOFTWARE SUPPLIERS TO PROVIDE US WITH THE PRODUCTS AND SERVICES WE NEED TO SERVE OUR CUSTOMERS.

     We rely on outside vendors to supply us with computer hardware, software and networking equipment. These products are available from only a few sources. We purchase virtually all of these products from Sun Microsystems, Inc., Compaq Computer Corporation and Cisco Systems, Inc. We cannot assure you that we will be able to obtain the products and services that we need on a timely basis and at affordable prices.

     We have in the past experienced delays in receiving shipments of equipment purchased for resale. To date, these delays have not adversely affected us but we cannot guarantee that we will not be adversely affected by delays in the future. We may not be able to obtain computer equipment on the scale and at the times required by us at an affordable cost. Our suppliers may enter into exclusive arrangements with our competitors or stop selling their products or services to us at commercially reasonable prices. If our sole or limited source suppliers do not provide us with products or services, our business, financial condition and results of operations may be significantly hurt.

WE OPERATE IN AN UNCERTAIN REGULATORY AND LEGAL ENVIRONMENT. NEW LAWS AND REGULATIONS COULD HARM OUR BUSINESS.

     We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. Our business could suffer depending on the extent to which our activities are regulated or proposed to be regulated.

     While there are currently few laws or regulations which specifically regulate Internet communications, laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. There is much uncertainty regarding the marketplace impact of these laws. In addition, various jurisdictions already have enacted laws covering intellectual property, privacy, libel and taxation that could affect our business by virtue of their impact on online commerce. Further, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. If we become subject to claims that we have violated any laws, even if we successfully defend against these claims, our business could suffer. Moreover, new laws that impose restrictions on our ability to follow current business practices or increase our costs of doing business could hurt our business.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR DISTRIBUTING OR PUBLISHING CONTENT OVER THE INTERNET WHICH COULD BE COSTLY FOR US TO DEFEND.

     It is possible that claims will be made against online services companies and Internet access providers in connection with the nature and content of the materials disseminated through their networks. Several private lawsuits are pending which seek to impose liability upon online services companies and Internet access providers as a result of the nature and content of materials disseminated over the Internet. If any of these actions succeed, we might be required to respond by investing substantial resources or discontinuing some of our service or product offerings. Also, any increased attention focused upon liability issues relating to the Internet could also have a negative impact on the growth of Internet use. Although we carry general liability insurance, it may not be adequate to compensate us or it may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of liability or asserted liability for information carried on or disseminated through our networks could hurt our business.

OUR COMPUTER SYSTEMS AND THOSE OF OUR BUSINESS PARTNERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS OF OPERATIONS.

     The risks posed by the Year 2000 issue could hurt our business in a number of significant ways. Many currently installed computer systems and software products accept only two digit entries in the date code field and will not distinguish 21st century dates from 20th century dates. This may result in system failures or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We are currently conducting a Year 2000 readiness review including assessment, implementation, testing and contingency planning. After evaluating our internally developed software, we believe that this software is Year 2000 compliant. However, we utilize software and hardware developed by third parties both for our network and for our internal information systems. Therefore, we are in the process of seeking assurances from our vendors that their products are Year 2000 compliant. To date, we have not received any responses from our vendors that lead us to believe that we will be unprepared for the Year 2000.

     We expect to continue assessing and testing our internal information technology and non-information technology systems during this year. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in our systems.

     In addition, Year 2000 issues may also impact other entities with which we do business, including those responsible for maintaining telephone and Internet communications. If these entities fail to take preventive or corrective actions in a timely manner, the Year 2000 issue could hurt our business in ways which are not now quantifiable.

     We do not have any information regarding the Year 2000 status of our customers, most of whom are private companies. If our customers experience Year 2000 problems which result in business interruptions or otherwise impact their operations, we could experience a decrease in the demand for our services, which could hurt our business.

     To date, we have not incurred and do not foresee any significant expenses associated with our Year 2000 plan. Apart from the risk that we may not achieve Year 2000 compliance, we believe that a loss of revenues, which could be significant, would arise if our major customers or providers fail to achieve Year 2000 readiness. We are developing a comprehensive contingency plan to address the issues which may result from the failure of our major customers or providers to achieve Year 2000 readiness.

WE MAY NEED ADDITIONAL FUNDS WHICH, IF AVAILABLE, COULD RESULT IN DILUTION OF YOUR SHAREHOLDINGS OR AN INCREASE IN OUR INTEREST EXPENSE. IF THESE FUNDS ARE NOT AVAILABLE, OUR BUSINESS COULD BE HURT.

     We intend to use the proceeds from this offering to fund the expansion of our sales and marketing efforts, build our new data centers, expand our customer support services and for working capital and general corporate purposes. While we believe that the proceeds from this offering will be sufficient for these purposes, we may need to raise additional funds through public or private debt or equity financings in order to:

     - take advantage of unanticipated opportunities or acquisitions of complementary assets, technologies or businesses;

     - develop new products; or

     - respond to unanticipated competitive pressures.

     If additional funds become necessary, additional financing may not be available on terms favorable to us, or available at all. If adequate funds are not available or are not available on acceptable terms when needed, our business could be hurt.

     If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders may be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, these securities would have some rights, preferences and privileges senior to those of the holders of our common stock, and the terms of this debt could impose restrictions on our operations and result in significant interest expense to us.

SIGNIFICANT STOCKHOLDERS AND CURRENT MANAGEMENT WILL CONTROL APPROXIMATELY 78% OF OUR COMMON STOCK AFTER THIS OFFERING, AND THESE PARTIES MAY HAVE CONFLICTS OF INTEREST.


     Immediately following this offering, IXC, NYSERNet.net and Grumman Hill will beneficially own approximately 27.6%, 23.8% and 13.8%, respectively, of our outstanding common stock. In addition, our executive officers and directors may be deemed to beneficially own in the aggregate approximately 78% of our outstanding common stock, including shares of our common stock owned by IXC, NYSERNet.net and Grumman Hill that may be deemed to be owned by some of our officers and directors as a result of their relationships with these entities. Accordingly, IXC, NYSERNet.net, Grumman Hill and our officers and directors, whether acting alone or together, will be able to exert considerable influence over any stockholder vote, including any vote on the election or removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and control our management and affairs. This control could discourage others from initiating potential merger, takeover or other change in control transactions. As a consequence, our business could be hurt. IXC, Grumman Hill and NYSERNet.net each have one representative on our board of directors. In addition, three of our directors and/or executive officers are also directors of NYSERNet.net and NYSERNet.org, and two of our executive officers are executive officers of NYSERNet.net and/or NYSERNet.org. Grumman Hill has a significant equity interest in IXC. NYSERNet.net, NYSERNet.org, IXC, Grumman Hill and our officers and directors may have conflicts of interests among themselves, and their interests could conflict with the interests of our other stockholders.

WE ARE DEPENDENT ON KEY PERSONNEL AND OPERATE IN AN INDUSTRY WHERE IT IS DIFFICULT TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

     We expect that we will need to hire additional personnel in all areas of our business. The competition for personnel throughout our industry is intense. At times, we have experienced difficulty in attracting qualified new personnel. If we do not succeed in attracting new, qualified personnel or retaining and motivating our current personnel, our business could suffer. We are also dependent on the continued services of our key personnel, including our senior management. We have entered into employment agreements with Richard Mandelbaum, Lawrence B. Helft, James D. Luckett, Denis J. Martin, Mark A. Oros and David A. Buckel. We have also secured key man insurance policies on the lives of Messrs. Mandelbaum, Oros and Martin.

OUR STOCK PRICE MAY BE VOLATILE.

     There has not been a prior public market for our common stock. We cannot assure you that an active trading market will develop or be sustained, nor can we provide you with any guarantees as to how liquid that market might become. Further, we cannot guarantee that the price of our common stock will not decline below the initial public offering price. Stock prices of technology companies, especially Internet-related companies, have been highly volatile. The initial public offering price may not be indicative of prices that will prevail in the trading market. Various factors could cause the market price of our common stock to fluctuate substantially. These factors may include:

     - variations in our revenue, earnings and cash flow;

     - announcements of new service offerings, technological innovations or price reductions by us, our competitors or providers of alternative services; and

     - changes in analysts' recommendations or projections and general economic and market conditions.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company in question. If we become subject to securities litigation, we could incur substantial costs and experience a diversion of management's attention and resources.


OUR STOCK PRICE MAY BE AFFECTED BY THE AVAILABILITY OF SHARES FOR FUTURE SALE. THE FUTURE SALE OF LARGE AMOUNTS OF OUR STOCK, OR THE PERCEPTION THAT THESE SALES COULD OCCUR, COULD NEGATIVELY AFFECT OUR STOCK PRICE.



     The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering. Assuming no exercise of the underwriters' over-allotment option, there will be 20,471,445 shares of common stock outstanding immediately after this offering. The 4,500,000 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.



     The remaining 15,971,445 shares of our common stock not sold in this offering are subject to restrictions under Rule 144 of the Securities Act. Holders of 15,720,462 of these restricted shares have registration rights with respect to these and any after-acquired shares. These shares are subject to lock-up agreements under which the holders of these shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., subject to limited exceptions. However, under Rule 144 and as a result of registration rights, these shares may become freely tradable and affect the market for our stock, subject to the lock-up agreements.

     A substantial number of shares of common stock issuable upon exercise of outstanding stock options will also become available for resale in the public market at prescribed times. We intend to register under the Securities Act the shares of our common stock reserved for issuance under our stock option plans.

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE.

     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial public offering price of $13.50 per share, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $11.14 in the net tangible book value per share of common stock from the price you pay for our common stock in this offering.

WE HAVE DISCRETIONARY AUTHORITY OVER THE USE OF NET PROCEEDS FROM THE OFFERING.

     Approximately $45.9 million of the estimated net proceeds of this offering have not been allocated for a specific purpose. Consequently, management will retain significant discretion over the application of these proceeds, and there can be no assurances that these applications will not vary substantially from our current intentions.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS, AS WELL AS DELAWARE CORPORATE LAW, CONTAIN PROVISIONS THAT MAY MAKE OUR ACQUISITION MORE DIFFICULT.

     Upon consummation of this offering, our certificate of incorporation and bylaws will contain, and the Delaware corporate law contains, provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions allow us to issue, without stockholder approval, preferred stock having voting rights senior to those of the common stock. In addition, our board of directors will be divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors. Our certificate of incorporation and bylaws provide that stockholders will not be able to remove directors without the approval of 75% of the total voting power of all outstanding securities entitled to vote generally in the election of directors. The provisions of our certificate of incorporation and bylaws relating to the classified board and removal of directors by stockholders provide that they may not be amended or repealed without the approval of 75% of the total voting power of all outstanding securities entitled to vote generally in the election of directors. As a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, which is defined generally in the statute as a person owning 15% or more of the corporation's outstanding voting stock, from engaging in a business combination for three years following the date that person became an interested stockholder unless specified conditions are satisfied.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

     We estimate that we will receive net proceeds from the sale of shares in this offering of approximately $55.3 million, assuming an initial public offering price of $13.50 per share and after deduction of underwriting discounts and commissions and estimated expenses payable by us in connection with the offering.

     We intend to use $45.9 million of the net proceeds from this offering for general corporate purposes and working capital requirements, including:

        - to expand our sales and marketing efforts in 30 metropolitan areas and increase our direct sales force by over 100 employees nationally;

        - to expand our customer support services; and

        - for working capital requirements and other general corporate purposes, including possible acquisitions.

     No portion of these proceeds has been allocated for any specific purpose referred to above. See "Risk Factors -- We have discretionary authority over the use of net proceeds from the offering."

     In addition, we intend to use approximately $4.5 million of the net proceeds from this offering to build three new distributed data centers in conjunction with the Gemini2000 Network, approximately $3.0 million to repay outstanding borrowings under our revolving line of credit with NYSERNet.net, including accrued interest, and approximately $1.9 million of the proceeds to repurchase our outstanding preferred stock, including accrued dividends, from NYSERNet.net. Borrowings under the NYSERNet.net facility bear interest at the prime rate.

     Pending the above uses, we intend to invest the proceeds of this offering in short-term, interest bearing securities of investment grade. We do not currently have any agreements, arrangements or understandings with respect to any acquisitions.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings for our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements, restrictions in loan agreements and on other factors that our board of directors may, in its discretion, consider relevant.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1998 our actual cash and cash equivalents and capitalization and these amounts, as adjusted, to reflect the issuance and sale of 4,500,000 shares of our common stock in this offering, assuming an initial public offering price of $13.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses, and the use of a portion of the net proceeds from the offering to repay indebtedness and repurchase our outstanding preferred stock as set forth under "How We Intend to Use the Proceeds From the Offering." You should read this table in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                DECEMBER 31, 1998
                                                              ----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Cash and cash equivalents...................................  $  1,786     $ 52,207
                                                              ========     ========
LIABILITIES:
  Long-term debt and capital lease obligations (including
     current portion).......................................  $  6,531     $  6,531
  Borrowings from NYSERNet.net..............................     2,957           --
                                                              --------     --------
       Total long-term debt, borrowings from NYSERNet.net
        and capital lease obligations.......................     9,488        6,531
Redeemable preferred stock; 75,000 shares authorized; 15,000 shares issued and outstanding (actual), cumulative 14%
  dividend, $100 per share liquidation value................     1,500           --
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value; 1,000,000 shares
     authorized; 15,000 shares of redeemable preferred stock
     issued and outstanding (actual); none issued and
     outstanding, as adjusted...............................        --           --
  Common stock, $.01 par value; 25,000,000 shares
     authorized, actual; 15,039,488 shares issued and
     outstanding; 90,000,000 shares authorized, as adjusted;
     19,594,336 shares issued and outstanding, as
     adjusted(a)............................................       150          195
  Common stock -- nonvoting, $.01 par value; 5,000,000
     shares authorized; 54,848 shares issued and
     outstanding(b).........................................         *           --
  Additional paid-in capital................................     6,582       61,835
  Accumulated deficit.......................................   (15,739)     (15,739)
                                                              --------     --------
       Total stockholders' equity (deficit).................    (9,007)      46,291
                                                              --------     --------
Total capitalization........................................  $  1,981     $ 52,822
                                                              ========     ========

---------------
 *  Zero due to rounding.

(a) Excludes 3,998,333 shares of common stock issuable as of December 31, 1998 upon exercise of options outstanding under our 1996 Incentive Stock Option Plan at a weighted average exercise price of $1.59 per share. See Note H to the Financial Statements. Shares authorized, actual, does not give effect to our reorganization as a Delaware corporation to occur prior to this offering.

(b) In connection with our reorganization as a Delaware corporation prior to this offering, our nonvoting common stock will be converted into voting common stock.

                                    DILUTION


     Dilution is the amount by which the initial public offering price paid by the purchasers of shares of common stock in the offering exceeds the net tangible book value per share of common stock after the offering. The net tangible book value per share of common stock is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date as of which the book value is determined.


     The net tangible book value of our common stock as of December 31, 1998 was a deficit of approximately ($0.60) per share. After giving effect to the sale of 4,500,000 shares of common stock in this offering and the application of a portion of the estimated net proceeds from the offering to repay indebtedness and repurchase our outstanding preferred stock, assuming an initial public offering price of $13.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value of AppliedTheory at December 31, 1998, would have been $46.3 million or $2.36 per share. This represents an immediate increase in net tangible book value of $2.96 per share to existing holders of common stock and an immediate dilution of $11.14 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price.......................            $13.50
                                                                        ------
  Net tangible book value deficiency per share as of
     December 31, 1998......................................  $(0.60)
  Increase attributable to new investors....................  $ 2.96
                                                              ------
As adjusted net tangible book value after the offering......            $ 2.36
                                                                        ------
Dilution to new investors...................................            $11.14
                                                                        ======

     If the over-allotment option is exercised in full, the as adjusted net tangible book value per share of common stock after giving effect to the offering and the application of a portion of the estimated net proceeds from the offering to repay indebtedness and repurchase our outstanding preferred stock would be $2.73 per share, assuming an initial public offering price of $13.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the increase in the net tangible book value per share would be $3.33, and the dilution to persons who purchase shares of common stock in the offering would be $10.77 per share.

     The following table summarizes, as of December 31, 1998, the number of shares of common stock purchased from our company, the total consideration paid and the average price per share paid by the existing stockholders and new investors, adjusted to give effect of the sale of the shares of common stock in this offering, assuming an initial public offering price of $13.50 per share.

                                       SHARES PURCHASED       TOTAL CASH CONSIDERATION
                                     ---------------------    ------------------------    AVERAGE PRICE
                                       NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                     ----------    -------    ------------    --------    -------------
Existing Stockholders..............  15,094,336        77%    $ 5,356,268          8%        $ 0.35
New Investors......................   4,500,000        23%     60,750,000         92%         13.50
                                     ----------     -----     -----------      -----         ------
          Total....................  19,594,336     100.0%    $66,106,268      100.0%
                                     ==========     =====     ===========      =====


     None of the foregoing tables and calculations assume that any options outstanding as of December 31, 1998 have been or will be exercised prior to the offering. If all options outstanding as of that date were exercised on the date of the closing of this offering, investors purchasing shares in this offering would suffer total dilution of $11.27 per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements of AppliedTheory and our predecessor and the related notes included elsewhere in this prospectus.

     The selected financial data as of December 31, 1997 and 1998 and for the nine months ended September 30, 1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998 have been derived from audited financial statements included elsewhere in this prospectus. The selected financial data as of September 30, 1996 and December 31, 1996, and as of and for the year ended December 31, 1995 are derived from audited financial statements which are not included in this prospectus. Our audited financial statements and those of our predecessor have been audited by Grant Thornton LLP, independent certified public accountants. The selected financial data as of and for the year ended December 31, 1994 are derived from unaudited financial statements, which, in management's opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation.

     Our operating activities prior to October 1, 1996 were conducted as a nonincorporated "division" of NYSERNet.org and are considered to constitute a predecessor business. The financial data presented as of and for the years ended December 31, 1994 and 1995, and as of and for the nine months ended September 30, 1996, reflect these activities on a "carved-out" basis from the historical financial statements of NYSERNet.org.

                                                                 PREDECESSOR                            APPLIEDTHEORY
                                                    -------------------------------------   -------------------------------------
                                                         YEAR ENDED          NINE MONTHS    THREE MONTHS         YEAR ENDED
                                                        DECEMBER 31,            ENDED          ENDED            DECEMBER 31,
                                                    ---------------------   SEPTEMBER 30,   DECEMBER 31,   ----------------------
                                                       1994        1995         1996            1996         1997         1998
                                                    -----------   -------   -------------   ------------   ---------   ----------
                                                    (UNAUDITED)    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Internet connectivity revenues..................    $2,917      $ 4,607      $ 5,691       $   2,508     $  12,249   $   15,077
  Internet integration and enterprise portal
    development revenues..........................        --           13          244             268         1,915        5,940
  Web hosting revenues............................        --          322          291             300         1,008        1,546
                                                      ------      -------      -------       ---------     ---------   ----------
Total net revenues................................     2,917        4,942        6,226           3,076        15,172       22,563
                                                      ------      -------      -------       ---------     ---------   ----------
Costs and expenses
    Cost of revenues..............................     2,815        5,163        5,742           2,331        10,796       13,316
    Sales and marketing...........................         5          466        1,298             792         3,706        6,400
    General and administrative....................       496        1,185        2,819           1,591         4,283        6,349
    Research and development......................        --           --          129              43           680          243
    Depreciation and amortization.................       106          126          158              81         1,095        1,672
    Other expenses................................         2           --           --              --           112          900
                                                      ------      -------      -------       ---------     ---------   ----------
Total costs and expenses..........................     3,424        6,940       10,146           4,838        20,672       28,880
Loss from operations..............................      (507)      (1,998)      (3,920)         (1,762)       (5,500)      (6,317)
Interest income...................................        --          (26)          --              --            --          (42)
Interest expense..................................        --           --            5              --           347          608
                                                      ------      -------      -------       ---------     ---------   ----------
Net loss..........................................      (507)      (1,972)      (3,925)         (1,762)       (5,847)      (6,883)
Preferred stock dividends.........................        --           --           --              --           210          210
                                                      ------      -------      -------       ---------     ---------   ----------
Net loss attributable to common stockholders......      $(507)    $(1,972)      $(3,925)     $  (1,762)    $  (6,057)  $   (7,093)
                                                      ======      =======      =======       =========     =========   ==========
Basic and diluted loss per common share...........                                           $   (0.18)    $   (0.62)  $    (0.56)
                                                                                             =========     =========   ==========
Shares used in computing basic and diluted loss
  per share.......................................                                           9,750,000     9,756,248   12,665,940
OTHER DATA:
  EBITDA (a)......................................    $ (401)     $(1,846)     $(3,762)      $  (1,681)    $  (4,405)  $   (4,645)
  Capital expenditures (b)........................       191          756           --             506         1,270        2,480
  Cash flow information:
    Net cash provided by (used in) operating
      activities..................................       191          578       (2,098)           (834)       (5,185)      (2,704)
    Net cash provided by (used in) investing
      activities..................................      (191)        (756)          56            (506)       (1,266)      (2,779)
    Net cash provided by financing activities.....        --          178        2,041           1,513         6,413        7,133

                                                      PREDECESSOR                       APPLIEDTHEORY
                                         -------------------------------------   ---------------------------
                                             DECEMBER 31,        SEPTEMBER 30,          DECEMBER 31,
                                         ---------------------   -------------   ---------------------------
                                            1994        1995         1996         1996      1997      1998
                                         -----------   -------   -------------   -------   -------   -------
                                         (UNAUDITED)               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents............           --        --           --      $   173   $   135   $ 1,786
  Working capital (deficiency).........        $(693)  $(2,982)     $(6,775)      (1,379)   (3,579)   (3,249)
  Total assets.........................        1,571     2,690        3,161        3,365     5,444    10,518
  Current portion of long-term debt and
    capital lease obligations..........           --        --           --           --       211       551
  Long-term debt and capital lease
    obligations, less current
    portion............................           --        --           --           --     4,361     5,979
  Borrowings from NYSERNet.net.........           --        --           --        1,500     2,445     2,957
  Redeemable preferred stock...........           --        --           --           --     1,500     1,500
  Total stockholders' equity
    (deficit)..........................         (787)   (2,759)      (6,684)      (2,576)   (8,626)   (9,007)

---------------
(a) EBITDA is loss from operations before interest, taxes, depreciation and amortization. EBITDA is included herein because management believes that investors may find it to be a useful tool for measuring a company's ability to service its debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. EBITDA should not be considered as a substitute for net loss or as an indicator of our operating performance, cash flow or liquidity. EBITDA should be examined in conjunction with our financial statements and related notes included elsewhere in this prospectus.

(b) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading provider of one-stop Internet solutions to the business mid-market and public sector, offering an extensive array of high performance, reliable and scalable Internet technology products and services. Our products and services can be tailored to meet our customers' requirements. We provide the following products and services, either individually or as part of a one-stop package:

     - Internet integration and enterprise portal development, including custom software application development, Web site design and development and upgrading of legacy systems;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting services; and

     - Internet connectivity, including virtual private network solutions, network and security consulting and dedicated Internet access.

     We market our products and services to the business mid-market and public sector institutions. We believe these businesses and institutions are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple vendors. Our comprehensive suite of products and services enables our customers to capitalize on the wide variety of critical data communication opportunities made possible by the Internet.

     Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 30 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     We were incorporated in November 1995 and spun-off in October 1996 from NYSERNet.org, a not-for-profit corporation that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. In August 1998, IXC and Grumman Hill invested $12.9 million and $6.5 million to acquire approximately 4.4 million and 2.2 million shares of our common stock. Of these 6.6 million shares, we issued 1.73 million new shares for net proceeds of approximately $5.0 million. The balance of these shares was sold by NYSERNet.net.

     REVENUE.  We derive our revenue from three principal services:

     - Internet integration and enterprise portal development;

     - Web hosting; and

     - Internet connectivity.

     We generally sell our services under contracts with terms ranging from one to five years.

     From the three months ended December 31, 1996 to the year ended December 31, 1998, revenue from Internet integration and enterprise portal development increased from approximately 9% to approximately 26% of our total revenue. In future periods, we expect revenue from these services to continue to increase as a percentage of total revenue as we further emphasize them in our sales mix.

     Revenue from Internet integration and enterprise portal development services represents professional service fees that are recognized principally on a time and material basis as services are performed. Revenue from Web hosting services is typically derived from flat rates for co-location based on space, as well as from usage-sensitive storage and throughput fees, and additional fees from value-added services such as data mirroring and load balancing re-direction. Revenue from Internet connectivity services is typically derived from fixed price and usage based fees.

     COST OF REVENUE.  Cost of revenue consists primarily of:

     - backbone and Internet access costs;

     - personnel costs to operate our network and data centers;

     - personnel costs to provide Internet integration and enterprise portal development services; and

     - access charges from local exchange carriers.

     We expect our cost of revenue to continue to increase in dollar amount but decline as a percentage of revenue as we expand our customer base and product suite.

     SALES AND MARKETING EXPENSE. Sales and marketing expense consists primarily of advertising and marketing programs and personnel expenses, including salary and commissions. We expect to make a substantial investment in our sales and marketing groups to achieve and properly support the intended expansion in our customer base. We expect sales and marketing expenditures to continue to increase in dollar amount and as a percentage of revenue in 1999, and then to decline as a percentage of revenue in subsequent years.

     GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense consists primarily of costs relating to personnel, including customer support, occupancy, general operating costs, professional fee expenses and research and development. We expect to make the necessary investments in the organization to properly manage the financial, legal and administrative aspects of the business. We expect general and administrative expense to increase in dollar amount in the future, reflecting growth in our operations and the costs associated with being a publicly held company, but to decline as a percentage of revenue.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense consists primarily of depreciation of computer equipment, office furniture and leasehold improvements.

     NET LOSSES. We have incurred net losses and have experienced negative cash flow from operations in each quarterly and annual period since our inception in October 1996. Currently, we anticipate making significant investments in sales and marketing, in new distributed data centers, in customer support and for the hiring of personnel. We anticipate that the nature of these expenditures, principally personnel, marketing and advertising programs, network and occupancy costs, will remain relatively unchanged compared to expenditures made in prior periods. Due to our expansion plans, however, we expect our net losses and negative cash flows from operations on a quarterly and annual basis to increase significantly for the foreseeable future.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUE. Total net revenues increased approximately $7.4 million from $15.2 million in the year ended December 31, 1997 to $22.6 million in the year ended December 31, 1998. Approximately $2.8 million of this growth was from Internet connectivity revenue, which resulted primarily from the addition of over 70 new customers from December 31, 1997 to December 31, 1998, including customers added through our agreement with Sprint. Web hosting revenue increased by approximately $0.6 million. Approximately $0.3 million of the increase resulted from an increase in Web monitoring, management and hosting services for the New York State Department of Labor in connection with America's Job Bank and the remaining $0.3 million as a result of our leveraged marketing arrangements with Sprint. The remaining increase in total net revenues of approximately $4.0 million was derived from Internet integration and enterprise portal development services. These services include:

     - linking existing databases and legacy systems with the Web; and

     - creating open, universal interfaces to business-critical information and standards-based software used to link with the systems of suppliers, partners and customers.

     $3.6 million of the $4.0 million increase in Internet integration and enterprise portal development was derived from the expansion of these services to the New York State Department of Labor in connection with America's Job Bank and the remaining $0.4 million from new customers. For the year ended December 31, 1998, as a percentage of total net revenues, Internet connectivity represented 67%, Internet integration and enterprise portal development represented 26% and Web hosting represented 7%. For the year ended December 31, 1997, as a percentage of total net revenues, Internet connectivity represented 81%, Internet integration and enterprise portal development represented 13% and Web hosting represented 6%.

     COST OF REVENUE. Cost of revenue for the year ended December 31, 1998 totaled approximately $13.3 million compared with approximately $10.8 million for the year ended December 31, 1997. This increase is attributable to the overall growth in the size of our network. As a percentage of revenue, cost of revenue declined to 59% of revenue in the year ended December 31, 1998 from 71% of revenue in the year ended December 31, 1997. This decrease was due to increased network utilization associated with our revenue growth and an increase in revenues relative to costs from higher margin Web hosting and Internet integration and enterprise portal development services.

     SALES AND MARKETING. For the years ended December 31, 1998 and 1997, sales and marketing expense was approximately $6.4 million and $3.7 million. The $2.7 million increase in 1998 reflects a substantial investment in the sales and marketing organizations necessary to support our expanded customer base. This increase also reflects a growth in subscriber acquisition costs, related to both increased direct marketing efforts as well as commissions paid to distribution partners. Additionally, the increase reflects increased marketing efforts. Sales and marketing expense as a percentage of revenue increased to 28% for the year ended December 31, 1998 from 24% for the year ended December 31, 1997 as a result of our commitment to building our sales and marketing program.

     GENERAL AND ADMINISTRATIVE. For the years ended December 31, 1998 and 1997, general and administrative expenses were approximately $6.6 million and $5.0 million. An increase in general and administrative expenses of approximately $1.6 million was primarily attributable to:

     - compensation expense relating to stock appreciation rights;

     - costs related to recruiting new personnel; and

     - increases necessary to manage the financial, legal and administrative aspects of our business.

These increases were offset by a decrease in research and development from $0.7 million to $0.2 million. For the year ended December 31, 1998, general and administrative expense, including research and development, declined as a percent of revenue to 29% from 33% for the year ended December 31, 1997 as a result of our increased revenue.

     DEPRECIATION AND AMORTIZATION. For the years ended December 31, 1998 and 1997, depreciation and amortization expense was approximately $1.7 million and $1.1 million. The increase in depreciation and amortization of approximately $0.6 million is principally attributable to the acquisition of computer equipment used in support of our Web hosting and Internet integration and enterprise portal development customers.

     INTEREST EXPENSE. Interest expense was approximately $0.6 million and $0.3 million for the years ended December 31, 1998 and 1997. The increase in interest expense of $0.3 million is attributable to the increase in outstanding borrowings under financing agreements. During the year ended December 31, 1998, cash payments of approximately $0.2 million in interest expense were deferred until December 2001.

     OTHER EXPENSE. On December 21, 1998, we adopted a plan which was approved by our board of directors to close a leased facility principally used as a Web hosting data center. The facility has experienced operational difficulties, including:

     - a lack of multiple high speed connections from the data center to our Internet backbone;

     - a lack of 24 hour on-site operations staff;

     - a limited uninterruptible power supply system; and

     - a lack of local area network redundancy.

These operational difficulties dramatically limit the facility's usability as a Web hosting site and its ability to generate sufficient revenues to justify its continued operation.

     In connection with the plan of abandonment, we have recorded a $0.9 million charge to operations for the year ended December 31, 1998, consisting of:

     - a $0.5 million write-down of equipment and leasehold improvements to our management's estimate of their fair value of approximately $0.1 million (based on estimated discounted net cash flows) in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of "; and

     - a $0.4 million accrued liability relating to equipment leases and facility operating leases, net of anticipated sub-rental income, in accordance with the provisions of EITF 94-3, "Liability Recognized for Certain Employee Termination Benefits and Other Costs to Exit an Activity."

The plan calls for the Web hosting customer base served from this facility, located in New York City, and the related revenues, which are not significant, to be transitioned to another facility by September 1999.

     NET LOSS. For the year ended December 31, 1998, our net loss attributable to common stockholders totaled $7.1 million as compared to $6.1 million for the year ended December 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THREE MONTHS ENDED DECEMBER 31, 1996

     REVENUE. Our total net revenues were $15.2 million for the year ended December 31, 1997 compared to $6.2 million for the nine months ended September 30, 1996, and $3.1 million for the three months ended December 31, 1996. This growth was largely the result of two factors. One cause of the increase was the cumulative revenue impact of $4.1 million derived from increases in the number of Internet connectivity customers from January 1, 1996 to September 30, 1996, and from September 30, 1996 to December 31, 1997. An additional cause of the growth was the approximately $1.6 million increase in revenue, from $0.3 million for the three months ended December 31, 1996 to $1.9 million for the year ended December 31, 1997, from expanded Internet integration and enterprise portal development services provided to the New York State Department of Labor in connection with America's Job Bank.

     COST OF REVENUES. Our cost of revenues was $10.7 million for the year ended December 31, 1997, compared to $5.7 million for the nine months ended September 30, 1996 and $2.3 million for the three months ended December 31, 1996. These increases are primarily due to the growth of our Internet connectivity network, including required additional bandwidth, as well as support of our increasing customer base. As a percentage of revenue, cost of revenue declined to 71% of revenue in the year ended December 31, 1997 from 76% for the three months ended December 31, 1996 and 92% for the nine months ended September 30, 1996. This decrease was due to increased network utilization associated with our revenue growth and an increase, as a percentage of revenue, in higher margin Web hosting and Internet integration and enterprise portal development services revenue.

     SALES AND MARKETING. Our sales and marketing expenses were $3.7 million for the year ended December 31, 1997 compared to $1.3 million for the nine months ended September 30, 1996 and $0.8 million for the three months ended December 31, 1996. These increases relate to increased marketing and advertising along with the build up of our direct sales force due to our focused growth into the commercial market. Sales and marketing expenses as a percentage of revenue represented approximately 24% for the year ended December 31, 1997 as compared to 26% for the three months ended December 31, 1996 and 21% for the nine months ended September 30, 1996.

     GENERAL AND ADMINISTRATIVE. Our general and administrative expenses were $5.0 million for the year ended December 31, 1997 compared to $2.9 million for the nine months ended September 30, 1996 and $1.6 million for the three months ended December 31, 1996. This higher level of expenses in 1997 is principally related to an increase in research and development of approximately $0.5 million in the area of enterprise portal development and web hosting. For the year ended December 31, 1997, general and administrative expenses as a percent of revenues declined to 33% from 53% for the three months ended December 31, 1996 and 47% for the nine months ended September 30, 1996 as a result of our increased revenue and a cost containment program.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expenses were $1.1 million for the year ended December 31, 1997 compared to $0.16 million for the nine months ended September 30, 1996 and $0.08 million for the three months ended December 31, 1996. The increase in depreciation and amortization is directly attributable to the high level of property and equipment acquired for use in our business.

     INTEREST EXPENSE. Net interest expense was approximately $0.3 million in the year ended December 31, 1997. Net interest expense from the nine months ended September 30, 1996 and three months ended December 31, 1996 was negligible. The increased interest expense is attributed to increased borrowings under financing agreements.

     OTHER EXPENSE. During the year ended December 31, 1997, we recorded approximately $0.1 million of expense related to a loss from the disposal of equipment.

     NET LOSS. For the year ended December 31, 1997, the net loss attributable to common shareholders totaled $6.1 million as compared to $1.8 million for the three months ended December 31, 1996 and $3.9 million for the nine months ended September 30, 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited statements of operations data for the eight quarters ended December 31, 1998, as well as the percentage of our revenues represented by each item. This data has been derived from unaudited interim financial statements prepared on the same basis as the audited financial statements contained in this prospectus and, in the opinion of management, includes all adjustments consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of this information when read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                                 QUARTER ENDED
                                   --------------------------------------------------------------------------
                                                        1997                                   1998
                                   -----------------------------------------------   ------------------------
                                   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31   MARCH 31(A)   JUNE 30(A)
                                   --------   -------   ------------   -----------   -----------   ----------
                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Internet connectivity
    revenues.....................   $2,834    $ 3,121     $ 3,074        $ 3,220       $3,577       $ 3,518
  Internet integration and
    enterprise portal development
    revenues.....................      527        553         434            401        1,361           943
  Web hosting revenues...........      256        234         247            271          396           321
                                    ------    -------     -------        -------       ------       -------
Total net revenues...............   $3,617    $ 3,908     $ 3,755        $ 3,892       $5,334       $ 4,782
                                    ======    =======     =======        =======       ======       =======
Costs and expenses:
  Cost of revenues...............   $2,366    $ 2,807     $ 2,746        $ 2,877       $2,940       $ 2,864
  Sales and marketing............      505        833         992          1,376        1,438         1,536
  General and administrative.....    1,229      1,228       1,286          1,220        1,189         1,233
  Depreciation and
    amortization.................      201        230         233            431          360           399
  Other expenses.................       --          1          38             73            2            --
                                    ------    -------     -------        -------       ------       -------
Total costs and expenses.........   $4,301    $ 5,099     $ 5,295        $ 5,977       $5,929       $ 6,032
                                    ======    =======     =======        =======       ======       =======
Loss from operations.............   $ (684)   $(1,191)    $(1,540)       $(2,085)      $ (595)      $(1,250)
Net interest expense.............       26         71         118            132          142           141
                                    ------    -------     -------        -------       ------       -------
Net loss.........................   $ (710)   $(1,262)    $(1,658)       $(2,217)      $ (737)      $(1,391)
                                    ======    =======     =======        =======       ======       =======
                                                      (AS A PERCENTAGE OF TOTAL REVENUES)
Net revenues:
  Internet connectivity
    revenues.....................       78%        80%         82%            83%          67%           74%
  Internet integration and
    enterprise portal development
    revenues.....................       15         14          12             10           26            20
  Web hosting revenues...........        7          6           6              7            7             6
                                    ------    -------     -------        -------       ------       -------
Total net revenues...............      100%       100%        100%           100%         100%          100%
                                    ======    =======     =======        =======       ======       =======
Costs and expenses:
  Cost of revenues...............       65         72          73             74           55            60
  Sales and marketing............       14         21          26             35           27            32
  General and administrative.....       34         31          34             31           22            26
  Depreciation and
    amortization.................        6          6           7             12            7             8
  Other expenses.................        0          0           1              2            0             0
                                    ------    -------     -------        -------       ------       -------
Loss from operations.............      (19)       (30)        (41)           (54)         (11)          (26)
                                    ------    -------     -------        -------       ------       -------
Net interest expense.............        1          2           3              3            3             3
                                    ------    -------     -------        -------       ------       -------
Net loss.........................      (20)%      (32)%       (44)%          (57)%        (14)%         (29)%
                                    ======    =======     =======        =======       ======       =======

                                              QUARTER ENDED
                                   ------------------------------------
                                                   1998
                                   ------------------------------------
                                   SEPTEMBER 30(A)   DECEMBER 31(A)(B)
                                   ---------------   ------------------
                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Internet connectivity
    revenues.....................      $ 3,834            $ 4,148
  Internet integration and
    enterprise portal development
    revenues.....................        1,981              1,655
  Web hosting revenues...........          373                456
                                       -------            -------
Total net revenues...............      $ 6,188            $ 6,259
                                       =======            =======
Costs and expenses:
  Cost of revenues...............      $ 3,433            $ 4,079
  Sales and marketing............        1,771              1,655
  General and administrative.....        1,626              2,544
  Depreciation and
    amortization.................          422                491
  Other expenses.................           (2)               900
                                       -------            -------
Total costs and expenses.........      $ 7,250            $ 9,669
                                       =======            =======
Loss from operations.............      $(1,062)           $(3,410)
Net interest expense.............          141                142
                                       -------            -------
Net loss.........................      $(1,203)           $(3,552)
                                       =======            =======
Net revenues:
  Internet connectivity
    revenues.....................           62%                67%
  Internet integration and
    enterprise portal development
    revenues.....................           32                 26
  Web hosting revenues...........            6                  7
                                       -------            -------
Total net revenues...............          100%               100%
                                       =======            =======
Costs and expenses:
  Cost of revenues...............           56                 65
  Sales and marketing............           29                 26
  General and administrative.....           26                 41
  Depreciation and
    amortization.................            6                  9
  Other expenses.................           (0)                14
                                       -------            -------
Loss from operations.............          (17)               (55)
                                       -------            -------
Net interest expense.............            2                  2
                                       -------            -------
Net loss.........................          (19)%              (57)%
                                       =======            =======

---------------
(a) Includes compensation expense included in general and administrative expenses of approximately $0.1 million for each of the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 and $1.16 million for the quarter ended December 31, 1998, relating to stock appreciation rights and stock options. See Note H of our audited financial statements.
(b) Other expenses represent a charge for the writedown of equipment and leasehold improvements and an accrued liability for costs relating to the closing of a leased facility aggregating $900,000. See Note C of our audited financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     We had an accumulated deficit of $15.7 million at December 31, 1998, and have used $8.7 million in cash in the aggregate to fund operations since our inception on October 1, 1996 through December 31, 1998. To date, we have satisfied our cash requirements primarily through the sale of common and preferred stock and borrowings under credit agreements and equipment financing arrangements. Our principal uses of cash are to fund operations, working capital requirements and capital expenditures. At December 31, 1998, we had $1.8 million in cash and cash equivalents and a $3.2 million working capital deficit. Net cash used in operating activities for the years ended December 31, 1998 and 1997 was approximately $2.7 million and $5.2 million. Net cash used in investing activities for the years ended December 31, 1998 and 1997 was approximately $2.8 million and $1.3 million. For the years ended December 31, 1998 and 1997, cash of approximately $7.1 million and $6.4 million was provided by financing activities. Cash provided by financing activities in the year ended December 31, 1998 included approximately $5.0 million in net proceeds from the sale of 1,725,000 shares of common stock to IXC and Grumman Hill.

     Net cash used in operating activities was $2.1 million and $0.8 million for the nine months ended September 30, 1996 and the three months ended December 31, 1996. Net cash provided by investing activities was $0.05 million for the nine months ended September 30, 1996 and net cash used in investing activities was $0.5 million for the three months ended December 31, 1996. Net cash provided by financing activities was $2.0 million and $1.5 million for the nine months ended September 30, 1996 and the three months ended December 31, 1996.

     As of December 31, 1998, our operating lease obligations will be $0.9 million, $0.9 million and $0.8 million for 1999, 2000 and 2001.

     On January 20, 1998, we obtained a secured revolving line of credit with Fleet National Bank for $7.5 million which expires on January 19, 2001. Borrowings under this line are secured by substantially all our assets and by a maximum of $5.5 million of cash and cash equivalents, government securities and corporate securities or corporate equities pledged by NYSERNet.net. At December 31, 1998, borrowings under this line amounted to $5.4 million. We refinanced our short-term lines of credit on a long-term basis under the Fleet line of credit as of December 31, 1997. Accordingly, the $4.1 million line of credit balance as of December 31, 1997 was classified on the terms of the refinancing agreement. The credit agreement provides for the payment of the unpaid principal balance of all amounts advanced on January 19, 2001. Interest is charged and payable on a monthly basis as determined by us either at LIBOR plus 50 basis points or at the prime rate less 200 basis points. As of December 31, 1998, as a result of restrictions under the line of credit, only $70,000 of additional credit was available under this agreement. We also have an unsecured revolving borrowing facility with NYSERNet.net, which provides for borrowings up to a maximum amount of approximately $6.2 million, less any preferred stock issued to NYSERNet.net. Interest on the loans accrues at the prime rate (8.5% and 7.75% at December 31, 1997 and 1998) and payments are deferred until December 31, 2001. As of December 31, 1998, $2.0 million was available under this borrowing facility. Upon the closing of this offering, we intend to repurchase our outstanding preferred stock held by NYSERNet.net.

     We have made capital investments in our network operations center, data center and other capital assets totaling $0.5 million, $1.3 million and $2.5 million in the three months ended December 31, 1996, and the years ended December 31, 1997 and 1998.

     We believe that proceeds from the offering will be sufficient to meet our anticipated cash needs for expanding our sales and marketing efforts, expanding our customer support services, building three new distributed data centers and for other working capital requirements and general corporate purposes. However, there can be no assurance as to the period of time through which our financial resources will be adequate to support our operations. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that additional financing, if needed, will be available on terms acceptable to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and significant interest expense. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish rights to some of our technologies.

     YEAR 2000 COMPLIANCE

     Our business operations and revenues are very sensitive to the effects of Year 2000 problems. These problems may originate within our own systems and products or within the systems of our third party suppliers or our customers. Some of our non-information technology systems, such as equipment or machinery, may also be affected by Year 2000 problems.

     OUR YEAR 2000 COMPLIANCE PROGRAM

     During the second quarter of 1998, we formed a working group to ensure that our products and services are Year 2000 compliant. These include:

     - our commercial product line;

     - internal software business applications;

     - hardware;

     - desktop support;

     - telephone systems;

     - office equipment; and

     - facilities.

All of these components are undergoing a rigorous Year 2000 readiness verification process, which includes:

     - component inventory and assessment, including vendor and third party evaluation;

     - component remediation;

     - component testing;

     - system testing; and

     - contingency planning.

Testing has not yet been completed, and we plan to continue testing throughout the rest of the year. As of March 1, 1999, we have identified all of the components of our business that need to be tested for Year 2000 readiness, and we expect to complete upgrades and testing in the second quarter of 1999. We have also sent requests for Year 2000 readiness statements to each of our third party vendors. Responses received from these parties are currently being analyzed, and follow-up requests have been sent to those who did not respond to our initial request.

     Our Total Estimated Costs Associated With Year 2000. We estimate that we will incur expenses of approximately $45,000 to test and upgrade our products and applications for Year 2000 readiness. We also expect 500 to 750 additional hours of labor will be necessary to complete the testing and upgrading. The costs associated with our internal applications compliance are expected to be limited to 150 to 250 hours of labor, and the balance of our estimated expenses in cash and hours of labor will be committed to ensuring the readiness of our products and services.

     YEAR 2000 AND OUR INTERNAL APPLICATIONS

     Our State of Readiness. All of our internally developed systems, upgrades and applications are Year 2000 ready or are scheduled to be updated in the near future. Most of our system packages have also been deemed compliant by our vendors. Even though we will continue to test our systems, we anticipate full compliance during 1999.

     Contingency Plans. If during our testing in 1999 we find results that warrant concern, we will dedicate programming staff to procure readiness and to do re-testing.

     YEAR 2000 AND OUR SERVICES AND PRODUCTS.

     Our State of Readiness. We expect that any problems related to our Internet access products will be resolved before the end of 1999. For example, we are currently changing our dial-up Internet access customers from our own non-Year 2000 ready dial-up network to a dial-up access service provided by an affiliate of IXC that has been represented to us as Year 2000 ready.

     We are currently assessing the Year 2000 readiness of the different operational aspects of our Internet access and value-added services such as mail and news, and almost all components are Year 2000 ready. Any component that is found not to be Year 2000 ready will be upgraded and tested further. Any third party vendor of products that we use for these services that has been noted as not yet Year 2000 ready has been sent a letter requesting its readiness plans.

     Regarding our security services offerings, while versions 4.0a and higher of the Gauntlet firewall software program have been tested and are Year 2000 ready, we have recommended that all of our Gauntlet customers upgrade to version
4.2 or higher. We have sent the Gauntlet version 4.2 upgrade to all of our existing Gauntlet customers.


     We deliver Web hosting services through integration of third party hardware and software. This creates an environment in which our clients may place and run their Web sites in our data centers. As of March 1, 1999, we have requested Year 2000 readiness plans from all 40 of our third party vendors for our Web hosting services, and have received responses from 15 of them. Six vendors have provided positive assurance of Year 2000 readiness and have provided software upgrades which we will install during the second quarter of 1999. We intend to test outside software used by our customers in the same manner as internally designed software when there is no third party vendor liable for upgrades and patches.


     We expect that our Internet integration and enterprise portal development services will be for the most part unaffected by the Year 2000 issue. There may be cases where incoming data feeds from customers will need to be adjusted or slight modifications made on the Web server. However, because Internet integration and enterprise portal development is a fairly new business line, Year 2000 compliance was addressed from its inception. Additionally, Internet integration and enterprise portal development projects have been implemented almost exclusively by in-house technical programmers who have helped to ensure that Year 2000 standards as well as other programming standards were adhered to.

     We have planned full testing of these systems for April/May 1999. The tests will simulate the Internet access services and Web hosting services for the two calendar weeks before and after January 1, 2000. The goal of these tests is to identify any problematic operations and create a plan for rectifying problems during June and July 1999, when the second phase of testing will commence.

     Risks of our Products and Services' Year 2000 Issues. The worst case scenario for our Internet access services would be the unavailability of access to all customers. Although this risk is unlikely, given the high level of Year 2000 readiness already in place for the components of this product line, it is possible that we could suffer minor access problems.

     In the case of our Web hosting services, the worst case scenario would be the inability to access the Web sites we manage. A more likely risk would be that our service would be unavailable to some sites for time periods of less than one week. In such cases we may give service credits to our customers whose service is interrupted.

     Our Web enabling solutions applications may experience problems such as a customer data feed not being Year 2000 ready or customers failing to make necessary changes. In such a case our technical support and operations groups would help customers fix these problems to the best of our ability.

     Contingency Plans. If our Internet access and value added services are not Year 2000 ready, we are prepared to move customers' local loop access services to other providers or to offer service credits. We do not currently have any information that would cause us to believe that any of our third party vendors will experience substantial Year 2000 problems, however, if during the course of our Year 2000 testing we find that any particular vendor is being unresponsive, we will attempt to locate a replacement for that vendor. Additionally, we will communicate with our customers throughout the year in order to alert them to third party issues that may affect them.

     In the case of our Web hosting services, we will be adding multiple data centers over the course of 1999 and will be in a position to provide additional redundancy for our customers' Web sites if they desire.

     If during the course of the Year 2000 testing of our Internet integration and enterprise portal development solutions, we discover that a customer will be required to alter or correct a data feed and that the customer is unable to do so, we will try to correct the data feed and reform it as necessary. This correction would likely involve a small amount of additional labor on our part.

     In any event, we will fully staff our technical support and operations groups during the last week of December and all of January 2000 to fix any problems in our systems and help customers to the best of our ability with any problems they may experience.

                                    BUSINESS

OUR COMPANY

     We are a leading provider of one-stop Internet solutions to the business mid-market and public sector, offering an extensive array of high performance, reliable and scalable Internet technology products and services. Our products and services can be tailored to meet our customers' requirements. We believe we are a leader in technical expertise and Internet integration capabilities. In addition, we believe that few, if any, of our competitors with respect to the business mid-market or public sector offer the comprehensive range of services offered by us or have significant market share. We provide the following products and services, either individually or as part of a one-stop package:

     - Internet integration and enterprise portal development, including custom software application development, Web site design and development and upgrading of legacy systems;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting services; and

     - Internet connectivity, including virtual private network solutions, network and security consulting and dedicated Internet access.

     We market these products and services to the business mid-market and public sector institutions. We believe these businesses and institutions are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple vendors. Our comprehensive suite of products and services enables our customers to capitalize on the wide variety of critical data communication opportunities made possible by the Internet.

     Superior customer service is a cornerstone of our operational strategy. Our 97% customer satisfaction rate in the second half of 1998, based on completed surveys, demonstrates our exceptional performance. In addition, our monthly revenue churn has averaged approximately 0.15% over the last two years. As of December 31, 1998, we had over 600 customers in a wide range of industries. These customers include:

     - Bank of New York Company, Inc., General Electric Corporation, theglobe.com, Inc., NEC Corporation, Road Runner Computer Systems, Inc. (a joint venture of Time Warner Inc., MediaOne Group, Inc., Microsoft Corporation, Compaq Computer Corporation and Advance/Newhouse Partnership), Eastman Kodak Company, KPMG LLP, Northrop Grumman Corporation and Bell Atlantic Corp.;

     - through NYSERNet.org -- Cornell University, Columbia University, New York University, the New York Public Library and the New York City Board of Education; and

     - through the New York State Department of Labor -- the U.S. Department of Labor and a consortium of 46 states and territories.

     Our existing network consists primarily of a robust, regional backbone in New York State. Together with IXC, a significant equity holder in our company, we are deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network, to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet access and backbone transport services at speeds that are 100 to 1,000 times greater than those generally available to end users today. We also intend to build three new distributed data centers, co-located at Gemini2000 Network super-core sites, that will be linked together with our existing data centers to form a virtual gigacenter. Our network and distributed data centers will enable us to offer our customers:

     - greater network reliability;

     - lower downtime;

     - simpler configurations for connecting multiple site locations;

     - specialized virtual private network solutions;

     - faster downloading of data;

     - reduced Web server load; and

     - better disaster recovery.

     Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 30 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     We were incorporated in November 1995 and spun-off in October 1996 from NYSERNet.org, a not-for-profit corporation that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. In August 1998, IXC and Grumman Hill invested $12.9 million and $6.5 million to acquire approximately 4.4 million and 2.2 million shares of our common stock. Of these 6.6 million shares, we issued 1.73 million new shares for net proceeds of approximately $5.0 million. The balance of these shares was sold by NYSERNet.net.

OUR INDUSTRY

     The Internet has grown rapidly in the 1990s and has emerged as a global medium for communications and commerce. The Internet's growth is driven by a number of factors, including:

     - the large and increasing number of cheaper, faster and more powerful multimedia home and office computers;

     - advances in network designs;

     - greater availability of Internet-based software and applications;

     - the emergence of useful content and e-commerce technologies; and

     - convenient, fast and inexpensive Internet access.

     Based on industry research, we believe the total number of Internet users worldwide reached 69 million in 1997 and will increase to approximately 320 million by 2002.


     The Internet presents a compelling profit opportunity for businesses, as it enables them to reduce operating costs, access valuable information and reach new markets. Likewise, the Internet presents a compelling opportunity for public sector institutions, as it helps them serve their constituencies more cost-effectively and conveniently, and comply with federal and state mandates. To take advantage of these opportunities, organizations must have:


     - an open universal interface (a doorway or enterprise portal to the Internet);

     - Web site presence; and/or

     - Internet access.

     An enterprise portal links an organization's internal systems and databases to the Internet, facilitating internal information sharing and external interaction. Creation of an enterprise portal requires customized software development and integration to coordinate legacy systems with newer Internet-based client/server architecture. We believe, based on industry research, that the market for network integration and consulting services will grow from approximately $29.6 billion in 1997 to approximately $52.0 billion in 2001.

     A Web site on the Internet provides a company with a tangible identity and interactive presence. Businesses initially established Web sites as a means of improving internal and external corporate communications. Today, they are increasingly utilizing the Internet for mission-critical applications, such as sales and marketing, customer communication and service and project coordination, as well as in many cases expanding their businesses through newly developed e-commerce applications. We believe, based on industry research, that Web hosting revenues will grow from $0.9 billion in 1998 to $14.7 billion in 2003.

     Internet access provides a basic gateway to the Internet, allowing a business to transfer e-mail, access information and connect with employees, customers and suppliers. Today, Internet access is the primary component of the Internet services market. Access services include high-speed dedicated access primarily for larger organizations and dial-up access for individuals and small enterprises. Based on industry research, we believe that revenues from business Internet access services in the United States will grow from $2.8 billion in 1998 to $41.9 billion in 2003.

OUR MARKET OPPORTUNITY

OVERVIEW

     Expanded uses of the Internet and greater demands for existing Internet-based applications are driving an evolution and expansion in Internet services, as well as the networks over which they are delivered. Examples of existing and next generation uses of the Internet include the following:

--------------------------------------------------------------------------------------------------------
      EXISTING USES           NEXT GENERATION ENHANCEMENTS           NEXT GENERATION NEW SERVICES
--------------------------------------------------------------------------------------------------------
      E-mail                  Distance learning                      Telemedicine
      Basic e-commerce        Graphics-intensive e-commerce          Full-motion video downloading
      Web site presence       High-capacity interactive Web sites    Multi-media interactive
                                                                     virtual reality sites
      Low-quality video       High-quality, real-time video
      conferencing            conferencing
      Order entry             Inventory control
--------------------------------------------------------------------------------------------------------

     This growth and evolution in Internet applications is driving the need for:

     - integration of internal systems and databases with Internet applications (enterprise portal development);

     - more complex, data intensive and interactive Web sites (Web hosting services); and

     - more network bandwidth with faster, more reliable Internet access (Internet connectivity).

THE INTERNET ENTERPRISE PORTAL -- INTEGRATING LEGACY SYSTEMS WITH THE INTERNET

     To facilitate e-commerce and extend communications reach and information sharing, databases and systems must be accessible to the Internet and Web sites need to be integrated with underlying resident enterprise data and systems in an open universal interface, which is a doorway or enterprise portal to the Internet. Systems and databases designed before the emergence of the Internet, referred to as legacy systems, must often be modified and augmented in order to inter-operate with newer Internet-based client/server architectures.

WEB SITE MANAGEMENT AND E-COMMERCE

     E-commerce and other next generation applications, essential to realizing the rapid growth in Internet services, are complex and require guaranteed bandwidth availability and minimal latency, thus necessitating a network which incorporates performance and quality of service guarantees and committed access rates. Bandwidth is the capacity of a telecommunications network to carry voice, data and video information. Latency is the measurement of time between the initiation of a request for data and the beginning of actual data transfer. State-of-the-art network infrastructure is also required for these applications, as are the most advanced distributed data centers and collaborative outsourcing arrangements. To enable virtual linking of data centers for greater effectiveness, next generation data centers will require:

     - a secure physical environment;

     - geographic diversity, which involves the establishment of data centers in various geographic locations in order to provide greater security and reliability than would be available with one single data center;

     - enhanced content caching, which involves temporarily storing or replicating Web server content at one or more locations throughout a network to allow for faster response to applications requests;

     - leading edge network caching, which facilitates efficient updating of Web sites containing rapidly changing information by allowing for storage of less frequently changing information on the Web site and requiring updating only of the frequently changing content;

     - data mirroring, which involves establishing and maintaining current copies of system data in two or more locations in a network so as to provide greater data security and further ensure round-the-clock functioning of the system, application or network; and

     - load balancing re-direction, which is the ability to re-direct network traffic and functions so that, at any time, usage demands are more evenly spread throughout a given network or system.

     These features allow for faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery.

INTERNET ACCESS

     Demand for higher speed and more reliable access will continue to escalate as new users access the Internet, existing users increase their usage and demand increases for new and higher performance. We believe that as more companies begin to implement mission-critical business applications on the Internet, the reliability and security of their Internet communications will be a key concern.

NEED FOR ONE-STOP INTERNET SOLUTION

     To take full advantage of the communication and commerce opportunities made available by the Internet, businesses and other organizations will require more than a basic Internet connection. They will need:

     - fast and reliable connections to the Internet;

     - sophisticated Web sites to attract and retain users and customers;

     - access to enterprise information for internal communication and for their Web sites; and

     - to procure and manage the services and operations to integrate all these needs.

     While all organizations face challenges in meeting these needs, we believe that the business mid-market and government agencies, in particular, have an acute problem. Generally, they maintain small information technology departments and do not have the resources or capabilities to internally develop and manage all the components of their Internet strategies.

     Traditionally, businesses and other organizations have sought solutions from a variety of service providers, including system integrators, internet service providers, or ISPs, hardware and software vendors and telecommunication companies, each of which satisfies one or two elements of the total Internet problem. We believe these organizations will demand a single provider that offers all elements of Internet solutions -- design, integration, implementation, Internet connection and operational management.

OUR SOLUTION

     We believe that the business mid-market and public sector institutions are increasingly demanding one-stop solutions for Internet services due to the difficulty and expense of managing and integrating the products and services of multiple vendors. Our comprehensive suite of products and services enables our customers to capitalize on the wide variety of data communication opportunities made possible by the Internet.

     We offer an extensive array of high performance, reliable and scalable Internet products and services, including Internet integration and enterprise portal development, Web hosting services and Internet connectivity. We integrate these services to offer customized, IP-based applications and services that enable our commercial customers to extend their enterprises, leverage existing legacy databases and systems and take advantage of Internet-based marketing opportunities. Public sector customers similarly benefit by making greater use of the Internet to serve their constituencies more cost-effectively and conveniently, as well as to comply with federal and state mandates.

     Key advantages we offer our customers include:

     - FLEXIBLE AND SCALABLE INTERNET SOLUTIONS. Our Internet integration and enterprise portal development solutions are customized to meet our customers' needs. These solutions make use of our customers' existing legacy databases and systems and provide them with highly integrated IP-based capabilities that deliver high performance. Our solutions are designed to easily accommodate a large and rapidly growing number of users, as well as to facilitate distribution of the application over geographically dispersed servers.

            Our custom billing software for burstable service and our ability to access incremental bandwidth through our strategic relationship with IXC allow us to quickly scale solutions to meet a customer's needs. For example, upon completion of the Gemini2000 Network, we will offer dynamic bandwidth management, empowering our customers to monitor, regulate and allocate bandwidth usage within their organizations, all from their desktops. Burstable service allows for our customers to be billed based on their measured usage rates rather than paying for excess capacity.

     - ROBUST AND RELIABLE INFRASTRUCTURE. Our existing network consists principally of a robust, regional backbone. A backbone is a centralized high-speed network that interconnects smaller independent networks. Our existing network has had customer uptime performance of over 99.9% over the last three years. Together with IXC, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone network, to carry both research and commercial traffic. The Gemini2000 Network is a high performance, national network that will enable us to offer Internet access and backbone transport services at speeds which are 100 to 1,000 times greater than those generally available to end users today. In addition, the Gemini2000 Network is fully redundant, meaning that it has safety measures built in so that no single failure of hardware or telecommunications fiber should cause any other part of the network to fail. The Gemini2000 Network will enable us to offer our customers greater network reliability, lower downtime, simpler configurations for connecting multiple site locations and remote access virtual private networks.

     - ADVANCED DATA MANAGEMENT. Our distributed data centers, which are geographically dispersed buildings having high-speed Internet connections and that house computers holding large amounts of data, will enable our customers to provide their customers and end-users with the fastest, clearest and most reliable Web access available today. This will allow for data mirroring, load balancing re-direction, redundancy and content caching. These features will benefit our customers through faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery. Distributed data centers typically present a challenge to information technology administrators because they result in less efficient use of resources, require synchronization of data in almost real time and are more complex in their operation. However, the advanced architecture of the Gemini2000 Network will enable us to tie our distributed data centers together to form a single virtual gigacenter, thereby allowing us to deliver to our customers all the advantages of distributed data centers without the corresponding difficulties.

     - SUPERIOR CUSTOMER SUPPORT. Our mission is to provide the best customer support in the Internet business. We invest heavily in systems and training, understand the technical requirements of our customers and work with them to optimize business objectives through the Internet. Our high customer satisfaction rate and low average monthly revenue churn demonstrate our success in this area.

OUR STRATEGY

     Our objective is to become the leading national provider of advanced Internet technology solutions to the business mid-market and selected public sector organizations. To achieve this objective, our strategy is to:

     - OFFER ONE-STOP SOLUTIONS TO THE BUSINESS MID-MARKET AND PUBLIC
       SECTORS. We will target our one-stop solutions at the business mid-market and public sector organizations, initially focusing on sophisticated users of the Internet within these markets. We believe these markets are seeking single vendors who can provide a full set of Internet technology solutions. We believe the Gemini2000 Network, our new data centers and our expertise in providing Internet enterprise portal development, Web hosting and Internet connectivity position us well to serve these markets.

     - RAPIDLY EXPAND SALES AND MARKETING EFFORTS. Historically, we have generated our revenues using a small sales force and have expanded our customer base primarily through word of mouth. We are rapidly building our sales and marketing efforts nationally to more aggressively pursue customers. We have targeted 30 metropolitan areas throughout the United States with high concentrations of businesses and intend to grow our direct sales force by more than 100 over the next two years. These targeted markets coincide with IXC's POPs, where we plan to have a physical local presence.

     - LEVERAGE PUBLIC SECTOR EXPERIENCE AND RELATIONSHIPS. We have extensive experience working with clients in the academic and government sectors, which we believe are underserved markets. We designed, continually develop and maintain America's Job Bank, or AJB, an enterprise-wide Web site developed for the United States Employment Service. AJB is one of the largest and most visited employment sites in the United States, averaging over 1.5 million visits per day. We have leveraged the experience gained from this project to become a leader in providing custom applications development and outsourcing to federal and state governments. Working with NYSERNet.org and other non-profit institutions allows us to benefit from the research and development activities of those early adopters of leading edge technologies and applications. We have been chosen to operate the NYSERNet2000 Network, one of the first examples of next generation gigabit networks in the United States. We intend to further leverage our relationships in targeting new university, government and business customers.

     - COMPLETE NATIONAL NETWORK BUILDOUT. Currently, we offer Internet enterprise portal development services and limited Web hosting services on a national scale, while our Internet access and virtual private network offerings are limited primarily to New York State. Our current customers are primarily located in New York State. We also have customers located in California, Connecticut, Florida, Georgia, Kansas, Massachusetts, Minnesota, Missouri, New Hampshire, New Jersey and Pennsylvania. Much of the physical infrastructure required for the Gemini2000 Network is already in place, and it is intended that the network will be fully operational by September 30, 1999. When complete, the Gemini2000 Network will total over 70,000 miles of OC48 (2.5 gigabits per second) data transmission capacity, eight super-core sites and over 100 POPs. We intend to build three new data centers, which will be co-located at Gemini2000 Network super-core sites. These data centers will be linked together with our existing data centers to form a virtual gigacenter, benefiting customers through faster downloading, reduced Web server load, greater network reliability and performance and better disaster recovery.

     - MINIMIZE CAPITAL EXPENDITURES. We intend to focus on the delivery of value-added Internet technology solutions, rather than the direct ownership and management of physical infrastructure. IXC has publicly announced its intention to complete construction of, and maintain, the Gemini2000 Network physical infrastructure, including all connectivity electronics. We expect that we will be responsible for designing and implementing integration systems to connect customers to the Gemini2000 Network, as well as all the first line customer service functions, which are much less capital intensive.

     - JOINTLY MARKET AND SELL WITH IXC. We intend to work closely with IXC to jointly market and sell Gemini2000 Network products and services through Web and print media advertising, trade shows and other lead generation activities and by making presentations to clients of both companies. Because the Gemini2000 Network is a joint offering, sales generated by either IXC or us will yield a revenue stream for both companies.

     - ACQUIRE COMPLEMENTARY ASSETS, TECHNOLOGIES OR BUSINESSES. We intend to opportunistically consider acquisitions of complementary assets, technologies and businesses that offer the potential to expand the speed of our sales and marketing efforts, increase our customer base and enhance the breadth, depth and variety of our product offerings.

MANAGEMENT

     Our management has extensive expertise in IP-based applications and services. In 1996, we were spun-off from NYSERNet.org, a not-for-profit corporation that was one of the founding institutions of the Internet, to pursue commercial IP-based opportunities. Dr. Richard Mandelbaum, our Chairman of the Board and Chief Executive Officer, is a recognized architect of the Internet and one of the four founders of NYSERNet.org. Our senior managers have on average over 10 years of experience in IP-based applications and services.

PRODUCTS AND SERVICES

     We currently offer our customers a full array of high performance, reliable and scalable Internet products and services. These include:

     - Internet integration and enterprise portal development, including custom software application development, Web site design and development and upgrading of legacy systems to enable interaction with the Internet;

     - Web hosting, consisting of custom hosting solutions and outsourcing, shared server, dedicated server and co-location hosting services; and

     - Internet connectivity, including virtual private network solutions, network and security consulting and dedicated Internet access.

     We integrate these services to offer customers highly tailored, IP-based applications that enable them to capitalize on the wide variety of data communication opportunities made possible by the Internet. These services can be layered to allow customers to outsource an increasing portion of the management of their Internet operations. All of our products and services are fully supported by our customer support center 24 hours a day, 7 days a week, 365 days a year (24x7).

INTERNET INTEGRATION AND ENTERPRISE PORTAL DEVELOPMENT

     Most software applications have been designed for mainframes or client/server environments. Few applications have been designed to optimize IP use. Those that have been are referred to as "network-centric," "Internet-centric" or "IP-centric" applications. While most applications developers are unskilled in this area, one of our key strengths is our ability to develop Internet-centric applications and a unique methodology for the adaptation of existing legacy and client/server systems for the Web environment. Our methodology is based on a series of software programs and development processes, developed and owned by us. These programs and processes have been constructed to provide us with a toolkit to build applications that are targeted for use on our network and the Web. We use the individual toolkit components in combination to assemble applications that meet the needs of our customers. Third party software packages can be added to complement the toolkit if necessary to meet a customers' needs. This component-based approach tends to save customers money since the alternative approach is to re-write an entire information system for the Web. Our Internet-centric approach for new applications maximizes the efficiency of the applications and minimizes network and other resources used, thus potentially offering significant cost savings to customers.

     Our Internet integration and enterprise portal development services include custom software application development, Web enabling and integration of legacy systems and Web site design and development. In this regard, we have developed technology for creating new applications that operate by accessing multiple, concurrent databases residing on several platforms. This technology consists of proprietary software programs, commonly referred to as "middleware," that can be added by placing them between existing systems and databases and the new Web applications. The use of middleware allows us to build applications quickly and efficiently to connect to a wide variety of existing systems without having to custom build each application for use with a particular platform and/or operating system. This approach results in new applications that have all the advantages of older legacy systems plus the tremendous reach of the Web.

     A key adjunct to our custom software application development is Web site design and development. In addition to our in-house Web site design and graphics experts, we also collaborate with experienced Web design firms. Since Web site design and development is a critical part of the completed project, this process is managed as an integral part of the application development process. Web developers are a significant source of new business for us, as they are often approached to develop e-commerce Web sites for which we provide custom application development, custom hosting and network services.

     An example of an Internet enterprise portal application consists of replacing a multiple step, fax-based workflow system with an Internet-based data collection system. For instance, any geographically dispersed organization that needs to process product applications could use an Internet-based data collection system. Remote personnel could use their personal computers to transmit data via the Internet and to interface with a central mainframe system. This Web-enabled process saves time and expense and avoids inaccuracies which frequently occur with faxing and manually inputting applications and other information.

     We work closely with our customers throughout the design, development and deployment process to ensure effective identification and fulfillment of critical success factors, rapidly delivering the highest possible quality applications while containing costs. We employ a combination of our own technologies and "best-of-breed" third party tools.

WEB HOSTING SOLUTIONS

     Our Web hosting services are designed to provide customers with the high performance, scalability and flexibility they need to create, maintain and/or expand the functionality of a Web presence. We maintain a primary Internet data center in Syracuse, New York and a secondary one in New York City and plan to add three Internet data centers by March 31, 2000. Each new data center will be co-located with a Gemini2000 Network super-core site. Our advanced load balancing re-direction, data mirroring, redundancy and content caching capabilities will enable us to link these multiple data centers together with our existing data centers to form a single virtual gigacenter. This will provide our customers with the advantages of distributed, or geographically dispersed, data centers and the simplicity and economies of a single center.

     To meet the differing demands of our customers, we offer Web hosting solutions with varying degrees of customization and value-added content, including:

     - custom Web hosting;

     - shared server hosting;

     - dedicated server hosting; and

     - co-location.

     CUSTOM WEB HOSTING. We provide highly customized Web hosting solutions which accommodate our custom software applications. We customize applications on our hosting platforms, which allows for testing of the applications. The fully tested applications are then moved into operation in our production hosting environment. We provide the appropriate hardware environment and database technology to best serve the needs of the application, and the custom hosting environment is specifically designed for scalability.

     SHARED SERVER WEB HOSTING. Our shared server Web hosting services enable customers to efficiently, reliably and cost-effectively establish a sophisticated Web presence and distribute information over the Internet without purchasing, configuring, maintaining or administering the necessary Internet hardware and software. A server is a computer in a network that can be utilized to run applications which can be accessed by the network's users. A shared server is a server owned, managed and housed by us and accessed by multiple customers. Customers can choose between UNIX and Windows NT platforms, with three levels of performance and service available within each platform line. Each offering within the UNIX and Windows NT platform lines is scalable upwards to the next level of performance. At the request of a customer, we may incorporate software applications that are not part of our standard product offerings.

     DEDICATED SERVER WEB HOSTING. We also offer dedicated server Web hosting solutions for larger customers that require substantially more server and network capacity than that provided under the shared hosting plans. A dedicated server is a server owned, managed and housed by us for a single customer to run that customer's applications. The dedicated Web hosting service offerings provide customers with a UNIX or Windows NT-based dedicated server. Unlike some companies providing dedicated Web hosting services, we also support the operating system and Web server and select applications. Dedicated server Web hosting enables a customer to host complex Web sites and applications without the need to incur significant infrastructure and overhead costs.

     CO-LOCATION. Co-location services are offered for customers who prefer to own and have physical access to their servers, but require the high performance, reliability and security of an Internet data center. We offer co-location services on two levels: standard and managed. Under standard co-location, we provide secure space for a customer-owned server in our Internet data center, redundant power, network connections and 24x7 management, monitoring and support by our customer support center. The customer performs management and maintenance of the server and all applications loaded onto the server. Under managed co-location, we offer the customer additional options if the customer does not want to perform all of the tasks associated with the operation and maintenance of the server(s).

INTERNET CONNECTIVITY SOLUTIONS

     We provide a variety of Internet connectivity solutions, including:

     - virtual private network technologies;

     - network and security consulting;

     - dedicated access to the Internet;

     - dial-up Internet access; and

     - hardware and software implementation.

     VIRTUAL PRIVATE NETWORK TECHNOLOGIES. Our specialized virtual private network solutions allow businesses to take advantage of the Internet for mission-critical applications. Virtual private networks are software defined networks that run over public data lines, including the Internet. Virtual private networks are designed to securely transport voice, video and data and utilize access control and data encryption methods to ensure privacy. Our virtual private network customers can achieve high levels of security previously available solely through the use of wide area networks that are typically affordable only by the largest businesses. Customers can tailor the type of access, services and information that users of the virtual private network are afforded. Our virtual private network solution is the functional equivalent of a wide area network, run over the public Internet, generally at a lower total cost than a wide area network and made possible by the availability of security, reliability and high performance. A wide area network is a data communications network designed to interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices across multiple locations. We target our virtual private network solutions mainly to customers seeking to create a secure, outsourced wide area network for internal and external applications.

     NETWORK AND SECURITY CONSULTING. The nature of commercial Internet traffic demands protection from unauthorized access. To minimize this risk, while maximizing the benefit of implementing distributed business applications on the Internet, we help organizations to develop and implement a comprehensive network security plan. Firewalls are key components of such a plan. We support "best-of-breed" firewall technology, including software and hardware procurement, installation, configuration and testing, product training and technical support. Additionally, we provide the installation, configuration and support of firewall-to-firewall virtual private network solutions, including encryption. These services are being expanded to include additional virtual private network configurations and additional services, including virus protection and URL filtering software, external network vulnerability scans, penetration testing, internal network audits and customized security training and consulting. Together, these services add a significant measure of security to our custom application development projects.

     CURRENT AND NEXT GENERATION INTERNET ACCESS. The Gemini2000 Network, scheduled to be completed by September 30, 1999, will be a national backbone network supporting dedicated Internet access at data transmission speeds between 128 kbps and OC12 (622.08 Mbps). In addition, burstable T-3 (44.736 Mbps), OC3 (155 Mbps) and OC12 services will be available. With burstable service, customers can use up to T-3, OC3 or OC12 of data transmission capacity when they require it but do not need to continuously pay for constant capacity. Instead, these customers are billed based upon their measured usage rates during the month. Customers will be able to access the Gemini2000 Network using a variety of different data transmission standards for relaying and routing traffic over the Internet. Examples of these data transmission standards include frame relay, asynchronous transfer mode (ATM) and switched multimegabit data service (SMDS). The Gemini2000 Network will supplement our current backbone network on which we offer dedicated Internet access at speeds between 56 kbps and T-3, as well as dial-up Internet access. We will also continue to offer a selection of mail and news services to complement and complete a customer's Internet access requirements. All of our dedicated Internet access customers will continue to receive:

     - direct connectivity to the Internet via a high-speed backbone network;

     - 24x7 access to our customer support center;

     - implementation management services;

     - domain name services;

     - name registration services;

     - training services;

     - network utilization statistics;

     - e-mail network status updates, if requested by the customer; and

     - a choice of customer premise equipment services.

     To complement these expanded services, we will enhance our dial-up Internet access services, deliver customer premise equipment management services via internal resources and expand our offering of firewall security services.

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

CUSTOMER SOLUTIONS


     The following examples illustrate the challenges faced by our market and the solutions we have offered to some of our current customers.


FEDERAL EMPLOYMENT AGENCY

     Since 1979, a federal employment agency has made job listings available for job seekers and employers at 1,800 state employment services across the country. When we began this project, the various states used mainframes and client/server systems that were not compatible.

     Challenge: Managing the job listing database information was cumbersome, fragmented, time-consuming and expensive. Both employers and prospective employees experienced difficulty using it. The database job bank listing was hampered by:

     - the difficulty, costs and delay involved in posting jobs on individual mainframes;

     - the cost and limited availability of mainframe terminals to access job postings;

     - the complexities of a user-interface that discouraged many users;

     - connections between state and national systems that were problematic; and

     - systems that were complex and varied, making data conversion and processing costly and difficult.

     Solution: We implemented a workflow transformation in staged increments. First, we developed a public Web site to make the database available to anyone with a Web browser. We then added enhanced features for job classification and geography searches. We subsequently expanded the job listing database to enable states and employers to easily list jobs electronically.

FINANCIAL SERVICES COMPANY

     Challenge: A multinational financial services firm processed international applications for its products through a multiple step, labor intensive fax-based system. The company needed a streamlined, simplified Internet solution.

     Solution: We transformed the existing business processes by exploiting Internet technologies and building on those systems already in place. We developed a custom application to enable direct transmission of applications over the Internet, complete with images of signatures, from field agent personal computers to a system in the United States. The new system eliminated faxing and saved thousands of dollars per month in long-distance charges. It also allowed new product purchases to be entered onto the customer's existing legacy systems without the risk of re-keying errors, which are unavoidable with manual data entry.

DIVERSIFIED MULTINATIONAL COMPANY

     Challenge: A diversified multinational company that manages university student telephone accounts sought to replace its manual processes for registering, validating, and administering these accounts in order to improve the cost and service efficiencies of the system.

     Solution: We developed an Internet solution that built on the customer's existing systems. Features include:

     - a Web-based student self-registration system customized for each school;

     - the elimination of significant data-collection and entry costs;

     - the reduction of delays in providing revenue-generating services; and

     - the introduction of a simple Web interface for students to register and for administrators to verify these registrations.

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

FINANCIAL INFORMATION PROVIDER

     Challenge: An organization providing the financial community with information collection, analysis and distribution services wished to create a premier, data-driven Web site. The group's management stipulated that the successful vendor would be required to provide reliable Internet connectivity and 24-hour expert support for:

     - the custom Web site application;

     - the underlying hardware;

     - the operating system software; and

     - any third-party database software support and administration.

     Solution: In order to provide the capabilities the customer required, we are working with a company providing strategy, design and consulting services for electronic commerce and transactional Web sites. We provide all of the system architecture and software development for the client's site, while our collaborator develops the user interface, graphics and the on-going promotion of the site. In addition, we host the service in our secure Web hosting facility. The customer selected us because of the comprehensiveness of our technical solution, the scalability of our software framework and technology and our ability to flexibly integrate the future systems needed to support their evolving product offering.

UNIVERSITY CONSORTIUM

     Challenge: A university consortium sought to create an advanced network to pioneer the development of a gigabit network and the next generation Internet, which will cover a large geographic area and serve as a parallel Internet connecting various entities wishing to enhance the flow of information between them. The consortium sought assistance with the design, implementation, operation and support of the project.

     Solution: In cooperation with a traditional telecommunications network operator, an operator of an advanced communications network and a leading communications equipment manufacturer, we are leading the development of this project. We are providing:

     - engineering support;

     - network architecture and design;

     - project implementation; and

     - on-going network management, including application and customer support.

     With our support, this network will initially operate at OC12 speeds. The network is intended to serve as a premiere platform for advanced research applications.

STATE EMPLOYMENT AGENCY

     Challenge: One of the members of a national consortium that contracts with us for the development of a national job listing database required a solution for replacing a series of outmoded mainframe-based systems that did not offer the same level of performance and ease-of-use as the system employed by the job listing database.

     Solution: We recommended and implemented a distributed hardware/software architecture, as well as certain enhancements to the network, including linking the system via a virtual private network to a system hosted in our Syracuse facility. The agency was able to eliminate difficult to learn, command based mainframe interfaces, enhance the overall performance of the data sharing system to near real time and eliminate system duplication through a seamless connection to the national job listing database system.

SALES AND MARKETING

     Our sales and marketing strategy is to achieve broad market penetration by targeting mid-sized businesses, mid-size departments of larger businesses and public sector institutions that depend upon the Internet for mission-critical operations. We feel that these markets are particularly attractive to us because they will demand a complete one-stop Internet solution, which is not offered by traditional Internet service providers.

     - DIRECT SALES FORCE. The focus on multiple, leading edge product offerings necessitates a sophisticated, consultative sales organization, capable of understanding client requirements. As a result, we principally utilize a direct sales approach to offer products and services to our customers. We are in the process of expanding our direct sales organization and will have six to eight person teams of regional sales representatives, located across 30 metropolitan areas throughout the United States. We intend to grow our direct sales force by more than 100 nationally over the next two years. Each sales representative will be supported in the pre-sales process by specialists in each product line, as well as a multi-layer sales management infrastructure. To further leverage our strengths in particular industry segments, we expect to service the country with a series of one to three person national market management teams. At present, in addition to our general focus on the business mid-market, we have chosen higher education and government as two national market segments. We expect to add national market segments over the next two years as our business evolves.

     - VALUE-ADDED RESELLER AND STRATEGIC AFFILIATION PROGRAM. We intend to expand our sales channels through a national value-added reseller program. Value-added resellers incorporate our products and/or services in their own products or service offerings. By incorporating our products and/or services in their offerings, value-added resellers can provide more comprehensive solutions to their customers while affording us the benefit of the value-added resellers' sales forces without incurring the costs of maintaining a larger sales force of our own. We expect to build up a large network of value-added resellers that are capable of providing commodity type access services on their own but who individually require a partner like us to offer next generation products and services in all Internet and IP areas for their clients.

       In addition, we expect to set up a series of affiliations with network and systems integrators and business process re-engineering consulting firms. These affiliations will enable us to combine our specialized Internet application development skills with their expertise in areas like e-commerce. In addition, we have developed, and will continue to develop, relationships with several Web developers who need technical and operational skills to compliment their design expertise.

       We maintain relationships with several value-added resellers, network and system integrators and Web developers. Currently, these relationships are not material to us. Many of our existing arrangements with these entities are based on joint referral arrangements under which we recommend each other's services but for which we do not earn a fee. We intend to enter into additional relationships in the future, some of which may be significant. We have not yet determined any additional strategic affiliations that may be significant to us. It is possible that arrangements that we enter into in the future may grant exclusive sales territories to, or impose minimum purchase requirements on, value-added resellers, network and system integrators and Web developers. However, none of our existing arrangements include these types of provisions.

     - IXC JOINT MARKETING AND SALES. IXC has a large national sales force that focuses primarily on wholesale network services. We intend to jointly market and sell with IXC Gemini2000 Network products and services, combining their national sales presence and our expertise in value-added applications. Our joint sales and marketing agreement with IXC enables each of us to purchase a range of products and services from the other at pre-set prices for resale to the other's customers. Neither we nor IXC is obligated to make any purchases from the other under the agreement.

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

     - MARKETING. Our marketing program is intended to build national and local strength and awareness of the AppliedTheory brand name. We intend to employ a variety of classical marketing techniques for brand awareness and lead generation. Branding efforts are expected to focus on establishing an image for AppliedTheory as a full service provider of next generation Internet technical services. We will use a combination of Web and print media advertising, public relations and presentations by senior officers, clients and partners at industry conferences to enhance awareness and acquire leads for our sales team. We also intend to promote the Gemini2000 Network joint AppliedTheory/ IXC product set for access, virtual private network and Web hosting products.

CUSTOMER SUPPORT

     High quality customer service and support are critical to our objective of retaining our existing customers and developing new customers. We offer superior customer service by understanding the technical requirements and business objectives of our customers and fulfilling their needs proactively on an individual basis.

     Located at our network operations center in Syracuse, New York, our customer support center is comprised of a customer support team, which is responsible for all customer technical support, and a customer implementation team, which is responsible for managing implementation of all customer projects. The customer support process begins when a customer calls us and is assigned an account manager and a sales engineer. That team remains responsible for the customer throughout the life of the account. For those customers requiring custom applications, the account team is supplemented by a project manager, who guides the design and installation of the project and works with the customer to continuously adjust or scale the application as required. Support options for applications customers are extensive, ranging from maintenance, upgrades and remote monitoring and management to full outsourcing of the application and hosting at our data center.

     Upon installation of a customer's system, we offer continuous technical support through the customer support center. Customer support staff is trained internally on our products and after six months of service is trained on Internetworking, UNIX, monitoring and testing tools and techniques, technology transfer and new technologies. In addition, specialized training is provided by Cisco Systems, Inc., Microsoft Corporation, Network Associates, Inc. and Oracle.

     The network operations and customer support center teams use specialized software, Intermapper and Cisco Works, to identify and diagnose potential and incipient hot spots. The network operations team remotely services customer's connections to our network, and field service personnel are dispatched when problems cannot be solved remotely. In 1998, our customer support center succeeded in proactively alerting customers of potential and actual problems in 85% of cases, correcting minor difficulties before they became aggravated problems. At the same time, the customer support center and network operations teams had a mean time of repair below the industry average of four hours. We use an advanced network monitoring package, Network Health, to monitor and measure customer and company network usage. Customers can review their usage patterns online and plan upgrades and services changes based on actual data with the customer support center and their account manager.

     The customer support center maintains what it believes are industry leading standards, with its time-to-pick-up a trouble call being significantly below the cross-industry national average and five times faster than the ISP industry average. In addition, the customer support center requests feedback on every problem through a weekly survey of customers served by the center.

OUR NETWORK

THE GEMINI2000 NETWORK

     Together with IXC, we are in the process of deploying the Gemini2000 Network, the first coast-to-coast, next generation Internet backbone, to carry both research and commercial traffic. The Gemini2000 Network is a fully redundant, high performance national network that will enable us to offer Internet

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

access and backbone transport services to speeds that are 100 to 1,000 times greater than those generally available to end users today. It is expected that IXC will provide the telecommunications physical infrastructure, and that we will provide customer installation and provisioning systems, including installation of the connection between the customer and a POP, commonly known as "last mile" access procurement, network monitoring, customer premise equipment monitoring and management and "first line" trouble shooting. The Gemini2000 Network is expected to be completed by September 30, 1999.


     The network architecture of the Gemini2000 Network is designed to establish distinct geographical regions around the country and to contain data traffic within these regions whenever possible so as to not make customer traffic travel unnecessarily. There are three levels in the network -- access, edge and super-core. The access level consists of the routers that connect a customer's external lines to POPs. The access routers in a POP are connected to an edge router. The edge router handles communication between the POP and the super-core site. There is one super-core site per region, and each super-core consists of a set of Cisco gigaswitch routers that are interconnected at data transmission speeds of up to OC48 (2.5 gigabits per second) by a fully meshed network. In a fully meshed network, super-core sites are connected to one another by more than one pathway. Every super-core site will be connected to every other super-core site, allowing traffic between these sites to flow in a single "hop." The architectural structure of the Gemini2000 Network will allow traffic to be more quickly and efficiently directed to its destination.


     The Gemini2000 Network is engineered to provide the following characteristics:

     - SCALABILITY. The Gemini2000 Network incorporates the newest fiber and electronics, providing significant capacity to allow customers to provision incremental bandwidth as their needs grow. The hierarchical infrastructure allows customers to quickly and easily increase bandwidth by a factor of 100 or 1,000 without necessitating any architectural changes to the network.

     - FLEXIBILITY. The Gemini2000 Network employs high speed packet over synchronous optical network (SONET), or POS, routing at the super-core level through which information packets are digitally transmitted over a high speed fiber optic transmission system. A combination of switching and routing is employed at the edge level, allowing for access at speeds from 56 kbps through OC12 (622.08 Mbps). This results in reliable, high-speed connections and will provide our customers with the ability to manage bandwidth by type of application and to accommodate applications that are delay sensitive. Tag switching is used to combine the benefits of routing and virtual circuit switching. This supports inter-operability of the network with a full range of data transmission protocols, including SMDS, frame relay and ATM connections. The Gemini2000 Network architecture also allows it to support real-time voice and video applications.

     - HIGH AVAILABILITY. The Gemini2000 Network incorporates full mesh topology. By connecting super-core sites to one another by more than one pathway, performance bottlenecks and circuit failures that might otherwise interrupt the flow of customer traffic are eliminated. Key switching and router elements have been redundantly configured to further reduce the impact of individual component failures. All backbone locations are housed in facilities providing an uninterruptible power supply at each POP. The immediate availability of additional fiber capacity from IXC will give our customers the ability to quickly add network capacity as their businesses grow.

     - HIGH PERFORMANCE. The Gemini2000 Network employs full OC48 transmission speeds (2.5 gigabits per second) in the super-core level and OC12 at the edge level. The use of POS technology and tag switching leads to higher throughput, more efficient resource utilization and greater simplicity, with less points of failure. The network employs the best fiber currently commercially available, which can support speeds in excess of OC192 (10 gigabits per second). As a result, the Gemini2000 Network can provide connectivity that is 100 to 1,000 times faster than typical Internet business connections available today and can be migrated to higher speeds as newer technology is developed.

     - ACCESSIBILITY. High speed connectivity to the Internet will be provided through both public and private peering relationships with other providers. Four public peering locations are either installed

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

      or on order, and ten regional private peering centers are under development. Peering locations are public or private exchange points where ISPs exchange each other's traffic.

     - MANAGEABILITY. All network management traffic runs over a separate network, known as out of band. As a result, management activities do not interfere with increased network usage. Support staff are on site or on call for all POP locations 24x7.

     Until completion of the roll-out of the Gemini2000 Network, we will continue to provide services for our customers on our existing network, which is scheduled to be phased out over the next twelve months with all of our customers expected to transition to the Gemini2000 Network infrastructure by June 30, 2000.

OUR EXISTING NETWORK

     Throughout New York State, we currently operate a network having data transmission speeds of DS3 (45 Mbps). There are sixteen POPs in the network. The POP locations are Albany, Syracuse, Potsdam, Utica, Ithaca, Buffalo, Olean, Binghamton, Oneonta, New York City (2), Poughkeepsie, Garden City, White Plains, Rochester and Deer Park. Connectivity to the Internet is provided by eight DS3 lines connected to Sprint transit and peering locations. The entire network uses Cisco routing equipment. Multiple routers at major nodes, or POPs designed to handle larger volumes of traffic, are interconnected. Co-location facilities and field service for the equipment are provided under contract by Bell Atlantic. Network management and engineering support are provided by Sprint under contract. Sprint monitors the network 24x7, as does our customer support center. We gather performance statistics and share them with each customer.

OUR DATA CENTERS

     Existing Data Centers

     Our existing primary data center in Syracuse has the following characteristics:

     - a 2,350 sq. ft. secured and environmentally controlled space over a raised floor;

     - power cables isolated from the network cabling to prevent interference and a new ground grid to prevent harmonic effects;

     - two T-3 connections to the network, which are to ensure redundancy, and two independent Cisco 7000 series routers which back each other up;

     - continuous monitoring of the local area network; and

     - a fully uninterruptible power system (equipment includes a 300/75 kilovolt-ampere power system and a diesel powered 300 kilowatt/375 kilovolt-ampere generator).

We also have a much smaller, secondary data center in New York City.

     New Distributed Data Centers

     We intend to build three new geographically distributed data centers in addition to our existing primary data center in Syracuse, New York and our secondary data center in New York City. The three new data centers will be located in New York City, Austin, Texas and Hayward, California. The New York City data center will be our primary data center in that region. We anticipate that each data center will require an investment by us of approximately $1.5 million. We currently expect that all three data centers will be operational by March 31, 2000.

     At this time, plans are to construct 5,000 to 10,000 square foot facilities incorporating the following:

     - a raised floor;

     - fully uninterruptible power (equipment will include a 225 kilovolt-ampere back-up power system, appropriate power distribution wiring and a 400 kilowatt generator);
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

     - multiple high speed, above and below ground connections from the data center to our Internet backbone at OC3 or above;

     - constant temperature and humidity using three industry standard Liebert 25 ton heating, ventilation and air conditioning units;

     - a mix of open shelving and 19" racks to give flexibility to address varying server sizes, shapes and weights;

     - intelligent fire detection and suppression system with dry fire suppression;

     - secure card key access systems;

     - 24 hour on-site operations staff; and

     - automated server and network monitoring tools.

     The new data centers will incorporate the following features:

     Full geographic load balancing between multiple data centers. Server content will be mirrored between data centers and at the same time traffic load balancing will be managed both locally (within the data center) and geographically (between the data centers).

     Back channel for monitoring. All data centers will be monitored remotely from a central location via dedicated high speed connections.

     Back channel for disk replication. Each data center will have multiple servers, and content within one data center will be mirrored instantaneously. The servers will synchronize with each other. Replication between data centers will take place across a dedicated high speed connection. Content being mirrored will be checked extensively for data integrity.

RELATIONSHIPS WITH TELECOMMUNICATIONS PROVIDERS

IXC

     For a description of our contractual and business relationship with IXC, see "Certain Transactions."

BELL ATLANTIC

     We are a party to a contract with Bell Atlantic under which Bell Atlantic provides local loop telecommunications services to us in New York State. The services provided by Bell Atlantic include equipment for and maintenance of local loop service, through which Bell Atlantic is responsible for aggregating, routing and transporting the communications data of our customers. For the territory covered by the agreement, Bell Atlantic provides routers which are accessible to our customers through dialup, private line and other access methods. Under the contract, we pay Bell Atlantic a fixed fee per month for its services. We are subject to a termination charge if we terminate the contract before its termination date. The contract terminates by its terms on June 11, 2002.

SPRINT

     We are party to an agreement with Sprint under which Sprint provides us with:

     - a DS3 area network throughout the New York State area;

     - DS3 access to the Sprint backbone;

     - private DS3 lines from Ithaca, New York to Pennsauken, New Jersey and from New York City to Washington D.C.;

     - equipment, including routers and other equipment for sale by us to our customers for installation on the customers' premises; and

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

     - value added services such as providing domain name services to customers and customer premise equipment maintenance and management services.

     Under this agreement, we pay Sprint a pre-determined monthly recurring charge as well as variable charges according to the use which we and our customers make of the services provided by Sprint. We also agreed to work with Sprint under a co-marketing plan to promote the services we provide as a result of this agreement.

     Under the agreement, we are committed to Sprint for a minimum cumulative purchase for various products and services through December 31, 2000. The aggregate minimum cumulative purchase commitment over the term of the agreement is $20.0 million. As of December 31, 1998, our aggregate purchases totaled $18.0 million. We anticipate meeting the minimum cumulative purchase commitment over the remaining term. However, there can be no assurance that this minimum will be met.

     Either party may terminate the agreement in the event of a default by the other party which is not cured within 30 days. We may also terminate the agreement if the services provided by Sprint do not satisfy pre-determined performance criteria. We will incur a termination charge if we terminate this agreement before February 2000, or during the course of any renewal period, for any reason other than because of a default by Sprint or because of Sprint's failure to satisfy the performance criteria. The agreement terminates February 10, 2000, and automatically renews for three one-year terms unless terminated by us. The agreement terminates in September 2000 with respect to the private DS3 lines.

COMPETITION

     The markets in which we compete are highly competitive, and this competition is increasing. There are few substantial barriers to entry, and we expect that we will face additional competition from existing competitors and new market entrants in the future. We believe that the primary competitive factors in our markets are:

     - technical expertise in developing applications focused on Web integration and IP-centric solutions;

     - a reliable and robust network infrastructure;

     - network security;

     - price;

     - flexibility and willingness to consult and work with customers about how to deploy their Internet solutions in meaningful ways;

     - quality customer care;

     - experienced and knowledgeable salesforce and engineers;

     - customization;

     - breadth of service offerings;

     - brand recognition;

     - broad geographic presence; and

     - financial resources.

     Our competitors vary in size, network scope, by product offering and by geographic region, and include:

     - ISPs;

     - global, regional, and local telecommunications companies; and

     - network and system integrators.

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

     We are not aware of any companies focused primarily on providing Internet integration and portal development, Web hosting and Internet connectivity to the business mid-market and public sector.

INTERNET SERVICE PROVIDERS

     Our competitors nationally and in our New York State market include:

     - Specialized ISPs such as Concentric Network, Exodus Communications, Globix and AboveNet Communications;

     - ISPs that cluster in major markets and regional ISPs that have facilities in key metropolitan areas, including Frontier GlobalCenter, GTE Internetworking, DIGEX and Verio;

     - ISPs with a national or global presence which focus on business customers, such as PSINet and UUNET; and

     - Smaller ISPs with whom we compete primarily on price. These ISPs generally have limited product offerings, low end hosting environments and lower quality backbone infrastructure.

     Within our New York State market, ISPs with which we principally compete include Globix, Verio and I-2000 Inc.

     While we believe that our next generation coast-to-coast network and distributed data center infrastructure, quality customer service and proactive support teams and target market distinguish us from other ISPs, many of our competitors have greater financial, technical, and marketing resources, larger customer bases, greater name recognition and more established relationships in the industry.

TELECOMMUNICATIONS CARRIERS

     We compete with telecommunications companies both nationally and in our New York State market. Many long distance companies, including AT&T, Cable & Wireless, Sprint, MCI WorldCom and Qwest offer Internet access services and Web hosting services. Recent reforms in federal regulation of the telecommunications industry have created greater opportunities for local exchange telecommunications carriers to enter the Internet connectivity market. We believe that there is a move toward horizontal integration by these carriers through acquisitions of, joint ventures with, or the wholesale purchase of connectivity from ISPs, in order to meet the Internet connectivity requirements of their business customers.

     We expect that we will experience increased competition from the traditional telecommunications carriers. In addition to their greater network coverage, market presence and financial, technical and personnel resources, many of these telecommunications carriers also have large existing commercial customer bases. We believe that our strong regional sales team and technical support experience in IP solutions and pre- and post- sales consultation distinguish us from the centralized, generalist sales approaches that typify the connectivity and hosting services currently offered by the telecommunications carriers.

NETWORK AND SYSTEM INTEGRATORS

     We compete both nationally and in our New York State market with network and system integrators. These firms include IBM, Oracle, the Big 5 accounting firms, EDS and similar firms. These firms tend to focus on large customers who outsource entire IT functions or re-engineer their IT infrastructure. We believe that our ability to offer specialized IP-based integration for the mid-size business market and government agencies distinguishes us from this segment of the competition. In addition, our ability to offer somewhat lower pricing than the large integrators is another distinguishing factor. We also compete with smaller network and systems integrators. However, we believe that our expertise with large and complex systems and our ability to offer one-stop solutions for integration, data center services and purchasing network access set us apart from this segment of the competition.

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

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation by the FCC or any other regulatory agency, other than regulations that apply to businesses generally. Only a small body of laws and regulations currently applies specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at federal, state and local levels, covering issues such as:

     - user privacy;

     - freedom of expression;

     - pricing;

     - characteristics and quality of products and services;

     - taxation;

     - advertising;

     - intellectual property rights;

     - information security; and

     - the convergence of traditional telecommunications services with Internet communications.

     Currently, the FCC is reviewing its regulatory position and could impose regulations, similar to or different than that of a telecommunications carrier, on value-added service providers like us. Also, the FCC could conclude that notwithstanding our value-added services, we are not eligible to be classified as an enhanced or information service provider and then could regulate all or part of our activities as basic telecommunications services. In addition, while state public utility commissions generally have declined to regulate enhanced or information services, some other states do regulate some aspects of enhanced services. Therefore, we cannot assure you that we will continue to be exempt from regulation by either or both federal or state agencies. Our business could suffer depending upon the extent to which our activities are regulated or are proposed to be regulated.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the FCC in the same manner as other telecommunications services. The growing use of the Internet has burdened the existing telecommunications infrastructure in many areas, and some local telephone carriers have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies.

     Although sections of the Communication Decency Act of 1996 (CDA) that, among other things, proposed to impose criminal penalties on anyone distributing indecent material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject us and/or our customers to potential liability, which in turn could have a material adverse effect on our business. The adoption of any of these types of laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase our cost of doing business or in some other manner have a material adverse effect on our business.

     In addition, with respect to issues such as property ownership, copyright and other intellectual property, taxation, libel, obscenity and personal privacy, the applicability of existing laws to the Internet is uncertain. The vast majority of laws governing these issues were adopted prior to the advent of the Internet and the emergence of related technologies. As a result, these laws do not contemplate or address the unique issues raised by the Internet and by related technologies. Any changes to these laws which are intended to address these issues could create uncertainty in the marketplace and could reduce demand for services or increase our cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner hurt our business.

     Finally, because our services are available over the Internet virtually worldwide, and because we facilitate sales by our customers to end users located in multiple states and foreign countries, various jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state where we conduct business and in each foreign jurisdiction where we have a permanent establishment. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business.

EMPLOYEES

     As of March 31, 1999, we had 190 employees, of which:

     - 49 were employed in sales, distribution and marketing;

     - 83 were assigned to engineering and service development;

     - 34 were employed in customer service and technical support; and

     - 24 were in finance and administration.

     We believe that our future success will depend in part upon our continued ability to attract, hire and retain qualified personnel. The competition for qualified personnel is intense, and we may not be able to identify, attract and retain qualified personnel in the future. None of our employees is represented by a labor union, and we believe that our employee relations are good.

INTELLECTUAL PROPERTY RIGHTS

     We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in our products and services. We have no patented technology that would preclude or inhibit competitors from entering our market, although the foregoing laws provide protection in important respects. We have entered into confidentiality and invention assignment agreements with our employees, and nondisclosure agreements with our suppliers, distributors and appropriate customers in order to limit access to, and disclosure of, our proprietary information. There can be no assurance that these contractual arrangements, or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of some foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that any necessary third-party technology licenses will be available to us on commercially reasonable terms. The unavailability of any required technology could force us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business.

     To date, we have not been notified that our services or products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not claim infringement with respect to our current or future products. We expect that participants in our markets will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and as certain technologies are patented giving rise to possible infringement claims without any copying on the part of the alleged infringer. Any infringement claim, whether meritorious or not, could be time consuming, divert the attention of management and employees from their regular duties, result in costly litigation, cause product installation delays or require us to enter into royalty or licensing agreements. As a result, any infringement claim could hurt our business. Also, royalty or licensing agreements might not be available on terms acceptable to us, if at all.

FACILITIES

     Our executive offices are located in Great Neck, NY and consist of approximately 5,633 square feet that are leased pursuant to an agreement that expires in July 2006. Our main operational center is in Syracuse, NY, with approximately 21,246 square feet under a lease agreement that expires in November 2008. In addition, we lease approximately 5,789 square feet in Syracuse, NY under an agreement that expires in November 2008. We also lease approximately 5,250 square feet in New York, NY for a Web hosting facility and office space under a lease that expires in September 2006. We intend to relocate our Web hosting facility in New York, NY to another facility by September 1999. In addition, we are considering relocating our corporate headquarters from Great Neck, NY to New York, NY.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of AppliedTheory:

NAME                                        AGE   TITLE
----                                        ---   -----
Richard Mandelbaum........................   52   Chairman of the Board and Chief Executive Officer
Lawrence B. Helft.........................   53   President and Chief Operating Officer
James D. Luckett..........................   45   Senior Vice President
Denis J. Martin...........................   40   Vice President and Chief Software Engineer
Mark A. Oros..............................   41   Vice President and Chief Technology Officer
David A. Buckel...........................   37   Vice President and Chief Financial Officer
John A. Wingert...........................   55   Vice President, Operations
James Guthrie.............................   54   Director
Shelley A. Harrison.......................   56   Director
James T. Kelsey...........................   47   Director
John J. Pendray...........................   59   Director
George Sadowsky...........................   62   Director

     RICHARD MANDELBAUM, Chairman of the Board and Chief Executive Officer, has been with us since the start of our operations in 1996. He is a non-voting member of both the compensation committee and the audit and finance committee. Dr. Mandelbaum is one of the four computing and communications experts who founded NYSERNet.org in 1985 and is presently a member of the boards of directors of NYSERNet.net and NYSERNet.org. He served as Director of the Center for Advanced Technology in Telecommunications, CATT, and Professor of Computer Science at Polytechnic University from 1992 to 1996. Prior to that, he served at the University of Rochester as Vice Provost for Computing and Telecommunications and as a Professor of Mathematics and a Professor of Electrical Engineering. Dr. Mandelbaum helped to oversee research and development work in, among other things, network management, network security, broadband networking and wireless communications, and he initiated many CATT partnerships with industry, especially with the banking community. He was also a member of the 1987 advisory committee to the Federal Coordinating Council on Science and Engineering Technology panel of the President's Office of Science and Technology Policy, which generated the Federal National Information Infrastructure initiative as well as the National Science Foundation's Network Program Advisory Committee which was responsible for the creation and oversight of NSFNet, the immediate precursor of today's Internet. Dr. Mandelbaum was also a co-founder and first president of FARNet and was an active member of the National Telecommunications Task Force. Dr. Mandelbaum holds both a Ph.D. and an M.A. in Mathematics from Princeton University, a B.S. in Mathematics from the Rensselaer Polytechnic Institute and was a Member of the Princeton Institute of Advanced Studies in 1976 and 1977.

     LAWRENCE B. HELFT, President and Chief Operating Officer, joined us in December of 1998. He is responsible for our Internet operations and support services and sales and marketing activities. From November 1994 to November 1998, Mr. Helft was Chief Executive Officer and President of Systems Union Inc., an enterprise resource planning vendor, and from September 1993 to November 1994, he held executive positions at EDS. Prior to that, he launched and ran his own consulting firm, managed several technology subsidiaries of the Chase Manhattan Bank, N.A., was the Department Head of the National Banking Group at Citicorp, N.A. and served as Project Leader and Consultant for Unisys, Inc. Mr. Helft holds both M.S. and M.B.A. (Management Science) degrees from New York University and a B.S. degree in Electrical Engineering from City University of New York.

     JAMES D. LUCKETT, Senior Vice President, is one of the co-founders of AppliedTheory and has been with us since 1996. Mr. Luckett oversees business development efforts at AppliedTheory, including product management, product development and research and development and the direction of corporate strategic alliances. Mr. Luckett joined NYSERNet.org in 1989, was President of NYSERNet.org from 1996 to 1997 and is currently a member of the boards of directors of NYSERNet.net and NYSERNet.org. He was a founder of the Teaching and Learning Working Group of the Coalition for Networked Information, a founding board member of the Consortium for School Networking and a past board member and treasurer of FARNet. Mr. Luckett also serves as an expert advisor and panelist of the National Science Foundation. Mr. Luckett holds an M.S. in Education from SUNY College at Brockport and a B.A. in History from SUNY College at Plattsburgh.

     DENIS J. MARTIN, Vice President and Chief Software Engineer, has been with us since the start of our operations in 1996. Mr. Martin joined NYSERNet.org in 1993, where he served as director of Government Services and Director of Info-Services. At AppliedTheory, he currently directs a team of developers in building on-line applications, making innovative use of the Web for standard business functions, information systems and legacy database integration. He has extensive experience in the software development and systems integration field. From 1986 to 1993, Mr. Martin worked in the technology division of the New York State Department of Education. He also served as a consultant to state and federal agencies to develop network and application programs. Mr. Martin received an M.S. in Information Systems Engineering from Polytechnic University and a B.A. from Clark University.

     MARK A. OROS, Vice President and Chief Technology Officer, has been with us since the start of our operations in 1996. Mr. Oros joined NYSERNet.org in 1993 and currently serves as Chief Operating Officer of NYSERNet.org. In conjunction with Richard Mandelbaum, Mr. Oros engineered our network. Mr. Oros is currently responsible for technology development at AppliedTheory. Prior to joining us, Mr. Oros was Network Manager at Brookhaven National Labs which he joined in 1993. He was also part of the operational team that built NSFNet. He played important roles in the construction of the computer network that supported the Cornell Theory Center -- one of the nation's major supercomputer facilities -- in the development of Sprintlink, now Sprint IP Global Network, and in the design and implementation of Sprint's International Connection Management Network and Sprint's Network Operations Center for a Cornell University technology transfer. Mr. Oros holds an Associate of Arts in Data Processing degree from Catonsville Community College.

     DAVID A. BUCKEL, Vice President and Chief Financial Officer, has been with us since the start of our operations in 1996. Mr. Buckel joined each of NYSERNet.net and NYSERNet.org in 1995 and currently serves as Chief Financial Officer with respect to each of them. Mr. Buckel presently manages all treasury, finance and accounting aspects for AppliedTheory. His background includes accounting, financing and operations management. From 1987 to 1995 he was a Corporate Controller at Suit-Kote Corp. A Certified Management Accountant, Mr. Buckel received an M.B.A. with concentrations in Operations Management and Finance from Syracuse University and a B.S. in Accounting from Canisius College.

     JOHN A. WINGERT, Vice President, Operations, has been with us since 1996. Mr. Wingert is responsible for our network services department (including network engineering and systems engineering), access product development, software engineering department and support services department (including oversight of the customer service center and support implementation). He also oversees our knowledge services department, which houses our employee training programs. Prior to joining us, Mr. Wingert was manager of the global telecommunications department of United Technologies Carrier Corporation, a manufacturer of heating, ventilation and air conditioning equipment. He has also held senior management positions with Westinghouse Electronic Systems, a business unit of the Westinghouse Corporation, and spent several years in software consulting with Computer Task Group, Incorporated and EDS in various assignments. He was formerly a Parish Priest with the Episcopal Diocese of Maryland. He received his A.B. from Hamilton College and his M.Div. from the General Theological Seminary.

     JAMES GUTHRIE has been a director of AppliedTheory since September 1998. He chairs our audit and finance committee and is a member of the compensation committee. Mr. Guthrie has served as Chief Financial Officer of IXC since July 1997 and as its Executive Vice President since March 1996. He joined IXC in January 1995. Prior to joining IXC, Mr. Guthrie served as Vice President and Chief Financial Officer of The Times Mirror Company from 1993 to 1995 and as the Chief Financial Officer of Times

Mirror Cable Television from 1982 to 1993. Mr. Guthrie holds a B.A. from the University of Redlands and an M.B.A. from the University of Southern California. Mr. Guthrie is a Certified Public Accountant.

     SHELLEY A. HARRISON has been a director of AppliedTheory since August 1998 and is a member of the compensation committee. Dr. Harrison has served as Chief Executive Officer of Spacehab Incorporated since April 1996 and as Chairman of its Board since August 1993. He co-founded and served as Chairman and Chief Executive Officer of Symbol Technologies, Inc. from 1973 to 1982. Symbol Technologies, Inc. is a world leader in laser bar code scanners and wireless data communications. In addition, Dr. Harrison is a founder and Managing General Partner of PolyVentures I and II, both of which are high tech venture capital funds. He is also a technology advisor to governments, an author of books and technical publications and a holder of numerous patents, and he runs his own consulting firm. He is a member of the boards of directors of Globecomm Systems, Inc., Asymetrix Learning Systems, Inc. and NetManage, Inc. Dr. Harrison holds a Ph.D. and an M.S. in Electrophysics from Polytechnic University and a Bachelor's Degree in Electrical Engineering from NYU.

     JAMES T. KELSEY has been a director of AppliedTheory since August 1998. He chairs the compensation committee and is a member of the audit and finance committee. Mr. Kelsey is a managing partner of Grumman Hill Group LLC. Grumman Hill Group LLC is the general partner to Grumman Hill Investments III, L.P., one of our largest stockholders. Mr. Kelsey is also a managing partner of Grumman Hill Associates, Inc., an affiliate of Grumman Hill Group LLC. Grumman Hill Associates, Inc. is the general partner of Grumman Hill Investments LP, a significant shareholder in IXC. Mr. Kelsey has been with Grumman Hill Group since its inception in 1985, dealing with private equity investments and mergers and acquisitions. From 1993 to 1996, Mr. Kelsey served as Managing Director of the Corporate Finance practice at PricewaterhouseCoopers LLP (f/k/a/ Price Waterhouse), where he provided sales, acquisition, financing and other corporate finance advice to many large multinational and middle market U.S. companies. Mr. Kelsey holds an M.S. in Accounting from the Stern School of Business at NYU and a B.A. in Economics from Princeton University.

     JOHN J. PENDRAY has been a director of AppliedTheory since October 1996 and is a member of the Audit and Finance Committee. Mr. Pendray is currently a Visiting Fellow at The Graduate School of Management of The University of Western Australia, Perth, Australia. From 1996 to 1998, he was Executive in Residence and Visiting Professor of Management at the Graduate Business School of the George Mason University, Fairfax, Virginia, which he joined in 1996. From May 1993 to August 1996, he was President and Chief Executive Officer of the International Group of Cincinnati Bell Information Systems, Inc. He was a founding partner of Vanguard Atlantic Ltd., a merchant banking firm investing in software and telecommunications companies, and worked with Vanguard Atlantic for eight years ending in 1993. From 1986 until November 1998, he was a Director of TSI Software International Inc. He received his B.S. in Engineering Sciences from the University of Florida and his M.S. in Computer Science from Stanford University.

     GEORGE SADOWSKY has been a director of AppliedTheory since September of 1996 and is a member of the audit and finance committee. Dr. Sadowsky is the Director of the Academic Computing Facility at New York University, which he joined in 1990. Dr. Sadowsky is currently a director of NYSERNet.net and NYSERNet.org. Since 1998 he has been the Vice President for Education of the Internet Society, from 1995 to 1998 he was its Vice President for Conferences and since 1996 he has been a member of its Board of Trustees. From 1996 to the present, Dr. Sadowsky has been a member of the Technical Advisory Panel, InfoDev Program of the World Bank and served as consultant to various institutions, including the Inter-American Development Bank and the International Science Foundation. He spent 12 years at the United Nations as a technical adviser engaged in, among other things, the transfer of information technology to developing countries. Dr. Sadowsky holds a Ph.D. and an M.A. in Economics from Yale University and a B.A. in Mathematics from Harvard University.

     Messrs. Guthrie and Kelsey and Dr. Sadowsky serve on the board of directors as representatives of IXC, Grumman Hill and NYSERNet.net, respectively, under the stockholders' agreement we entered into in August 1998. See "-- Certain Transactions." Drs. Mandelbaum and Harrison and Mr. Pendray also serve on the board of directors under the stockholders' agreement. The stockholders' agreement will terminate upon completion of this offering and IXC, Grumman Hill and NYSERNet.net will no longer be entitled to guaranteed representation on, and none of our current directors will be assured of election to, our board of directors.

     Our certificate of incorporation will provide for our board of directors to be divided into three classes, with only one class standing for election each year. At each annual meeting, directors will be chosen to succeed those in the class whose term expires at that meeting and to serve a term of three years. Under this provision, Mr. Pendray and Dr. Sadowsky will initially serve as Class I directors, Mr. Guthrie and Dr. Harrison will initially serve as Class II directors and Mr. Kelsey and Dr. Mandelbaum will initially serve as Class III directors, with terms of office scheduled to expire at AppliedTheory's annual meetings of stockholders in 2000, 2001 and 2002. Our certificate of incorporation and bylaws will provide that stockholders will not be able to remove directors without the approval of 75% of the total voting power of all outstanding securities entitled to vote generally in the election of directors. The provisions of our certificate of incorporation and bylaws relating to the classified board and removal of directors by stockholders will provide that they may not be amended or repealed without the approval of 75% of the total voting power of all outstanding securities entitled to vote generally in the election of directors.

     Officers are elected annually by the board of directors and may be removed at any time by the board. Our officers hold their respective offices until their successors are duly elected and qualified.

COMPENSATION OF DIRECTORS

     Non-employee directors currently receive annual compensation of 22,500 options to acquire our common stock for their service on the board of directors and any committee of the board. These options are granted with an exercise price equal to the fair market value of our common stock on the date of grant. Directors are eligible to receive options under our stock option plans.

LIMITATIONS ON DIRECTORS' LIABILITY

     LIABILITY LIMITATION. Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of our directors will be personally liable to us or our stockholders for monetary damages. Section 102(b)(7) of the Delaware General Corporation Law currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated, except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, for unlawful dividends or unlawful stock repurchases or redemptions; and

     - for any transaction from which the director derives an improper personal benefit.

     Any amendment to these provisions of the Delaware General Corporation Law will automatically be incorporated by reference into our certificate of incorporation without any vote on the part of its stockholders unless otherwise required.

     INDEMNIFICATION AGREEMENTS. Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors. The indemnification agreements will provide that we will indemnify the directors against liabilities, including settlements and expenses actually and reasonably incurred by them in connection with any threatened, pending or completed legal action, proceeding or investigation, other than actions brought by or in right of us, to which any of them was, is or is threatened to be made a party by reason of his status as our director, officer or agent or his serving at our request in any other capacity for or on our behalf, provided that:

     - the director acted in good faith and in a manner not opposed to our best interests;

     - with respect to any criminal proceedings, the director had no reasonable cause to believe his conduct was unlawful;

     - the director is not finally adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty towards us, unless the court views that, in light of the relevant circumstances, the director is nevertheless entitled to indemnification; and

     - the indemnification does not relate to any liability arising under
       Section 16(b) of the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder.

     With respect to any action brought by or in right of us, directors may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against reasonable costs and expenses incurred by them in connection with the action if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has standing audit and finance and compensation committees. The audit and finance committee consists of Messrs. Guthrie, Pendray and Kelsey and Drs. Mandelbaum (non-voting) and Sadowsky. Among other functions, the audit and finance committee:

     - makes recommendations to the board of directors regarding the selection of independent auditors;

     - reviews the results and scope of the audit and other services provided by our independent auditors;

     - reviews our financial statements; and

     - reviews and evaluates our internal control functions.

     The compensation committee consists of Messrs. Guthrie and Kelsey and Drs. Mandelbaum (non-voting) and Harrison. The compensation committee makes recommendations to the board of directors regarding the administration of our stock option and stock purchase plans and with regard to executive compensation and salaries and incentive compensation for our employees and consultants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Guthrie and Kelsey and Drs. Mandelbaum and Harrison served as members of our compensation committee during fiscal year 1998. Other than Dr. Mandelbaum, who served as our Chairman and Chief Executive Officer during 1998, no committee member is or has been one of our officers or employees. Dr. Mandelbaum serves only as a non-voting member of the compensation committee. No executive officer of AppliedTheory serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board or on our compensation committee. Set forth below are transactions involving AppliedTheory and members of the compensation committee or entities with which members of the compensation committee have relationships.

     STOCK PURCHASE AGREEMENT. On August 4, 1998, we entered into a stock purchase agreement with IXC, of which Mr. Guthrie is an executive officer, Grumman Hill, of which Mr. Kelsey is a managing partner of the general partner, NYSERNet.net, Richard Mandelbaum, and other of our executive officers. Under this agreement:

     - IXC purchased 4,400,000 shares and Grumman Hill purchased 2,200,000 shares of our common stock for $12.9 million and $6.5 million from NYSERNet.net and us. In connection with this transaction, we issued 1,725,000 new shares for $5.0 million of net proceeds. The balance of the shares involved in this transaction was sold by NYSERNet.net;

     - IXC has a right of first refusal to provide us with broadband or private-line Internet services at market prices; and

     - NYSERNet.net granted to IXC and Grumman Hill an irrevocable proxy with respect to a portion of the shares of our common stock owned by them.

     REGISTRATION RIGHTS AGREEMENT. In connection with the stock purchase agreement, we entered into a registration rights agreement dated August 4, 1998 with IXC, Grumman Hill, NYSERNet.net, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros, David A. Buckel and Shelley A. Harrison. The registration rights agreement grants the parties to the agreement the right to require us to register shares of our common stock owned by these parties under the Securities Act under various circumstances. However, these registration rights may not be exercised in connection with this offering. For a more complete description of these rights, see "Description of Capital Stock."

     STOCKHOLDERS' AGREEMENT. The parties to the stock purchase agreement and Dr. Harrison entered into a stockholders' agreement dated August 4, 1998 which will terminate upon the completion of this offering. The stockholders' agreement provides for, among other things, the appointment of Dr. Mandelbaum and a representative of each of NYSERNet.net, Grumman Hill and IXC to our board of directors.

     OPTION AGREEMENTS. In connection with the stock purchase agreement, some of our major shareholders, including Drs. Mandelbaum and Harrison, have entered into option agreements dated August 4, 1998 and August 28, 1998 with IXC, Grumman Hill and NYSERNet.net. Under these option agreements, IXC and Grumman Hill granted to some of our stockholders, including Drs. Mandelbaum and Harrison, put options to sell to IXC and Grumman Hill an aggregate of 2,280,938 shares of our common stock at a purchase price of $2.93 per share beginning on September 4, 1999 and September 28, 1999. Under the same agreement, the optionees granted IXC and Grumman Hill call options to buy the same stock at the same purchase price as for the put options. The call options are exercisable upon the expiration of the put options on October 4, 2000 and October 28, 2000 through August 4, 2001 and August 28, 2001.

     JOINT MARKETING AND SERVICES AGREEMENT WITH IXC. In January 1999, in accordance with our obligations under the stock purchase agreement, we entered into a Joint Marketing and Services Agreement with IXC under which:

     - subject to some exceptions, each of us agreed to provide the other with any of the services or products that we offer or will offer to our customers;

     - each of us may use these services for our own account or for the account of our customers or for distribution to and eventual resale by others;

     - each party granted the other a right of first refusal with respect to specified purchases from third parties; and

     - we agreed to provide access to each other's network for the purpose of facilitating the provision of the various services covered by the agreement.

     HARRISON CONSULTING AGREEMENT. In October 1996, we entered into a consulting agreement with Shelley A. Harrison. Under the terms of the agreement, Dr. Harrison is to render advisory and consulting services with respect to our operations, financing and business planning, particularly in relation to any sales of securities, mergers or similar transactions. Dr. Harrison receives $5,000 per month under the agreement, in addition to having received at the commencement of the agreement an option to purchase 750,000 shares of our common stock at $0.13 per share.

     GRUMMAN HILL CONSULTING ARRANGEMENT. We currently have an arrangement through which Grumman Hill serves in a consulting and advisory capacity to our management. In accordance with this arrangement, Grumman Hill, including James
T. Kelsey, renders consulting services and management advice to us particularly as regards corporate financing activities, which includes advice pertaining to this offering. We pay a consulting fee of $60,000 per year to Grumman Hill under this arrangement.

     MANDELBAUM LINE OF CREDIT AGREEMENT. Effective January 1, 1999, we have made available to Dr. Mandelbaum a credit line of $2,500,000 to be used exclusively by Dr. Mandelbaum for the purchase of our stock in any future private equity placement in which IXC and Grumman Hill participate. In the event any borrowings are drawn against this credit line, payment terms, interest rates and collateral provisions will be established by the board of directors. As of the date of this prospectus, no borrowings are outstanding on the line of credit. The line of credit agreement will terminate upon consummation of this offering.


EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth the total compensation for 1998 of our Chief Executive Officer, each of our other four most highly compensated executive officers whose total salary and bonus for 1998 exceeded $100,000 and one additional individual who served as an executive officer for part of 1998 (each a named executive officer, and collectively, the named executive officers):

                                                                   LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
                                                                 -------------
                                                                   NUMBER OF
                                          ANNUAL COMPENSATION     SECURITIES          ALL
                                          -------------------     UNDERLYING         OTHER
NAME AND PRINCIPAL POSITION(1)             SALARY      BONUS     OPTIONS/SARS     COMPENSATION
------------------------------            --------    -------    -------------    ------------
Richard Mandelbaum......................  $247,823    $80,000       395,835         $12,163(2)
  Chairman of the Board of Directors and
  Chief Executive Officer
James D. Luckett........................   126,538     23,000(3)    123,938           4,876(4)
  Senior Vice President
Mark A. Oros............................   136,769     28,000(5)    229,313           8,765(6)
  Vice President and Chief Technology
  Officer
Denis J. Martin.........................   123,077     81,100(7)    232,688           7,242(8)
  Vice President and Chief Software
  Engineer
David A. Buckel.........................   114,486     38,000(9)    150,000           7,000(10)
  Vice President and Chief Financial
  Officer
Michael D. Greenbaum(11)................    25,516          0             0          40,000(12)
  Vice President, Sales and Marketing

---------------
 (1) Each of the named executive officers other than Mr. Greenbaum is party to an employment agreement with AppliedTheory. See "-- Employment Agreements."

 (2) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $9,600 and $2,563 imputed income for group term life insurance.

 (3) Includes a bonus of $5,000 earned in 1998 that was paid in January 1999.

 (4) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $4,000 and $876 in imputed income for group term life insurance.

 (5) Includes a bonus of $4,000 earned in 1998 that was paid in January 1999.

 (6) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $8,206 and $559 in imputed income for group term life insurance.

 (7) Includes a bonus of $47,100 earned in 1998 that was paid in January 1999.

 (8) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $6,740 and $502 in imputed income for group term life insurance.

 (9) Includes a bonus of $4,000 earned in 1998 that was paid in January 1999.

(10) Represents matching contributions under the AppliedTheory 401(k) Matched Savings Plan of $6,699 and $301 in imputed income for group term life insurance.

(11) Mr. Greenbaum's employment was terminated effective March 13, 1998. He received total severance pay in the amount of $91,039.

(12) Represents the portion of a moving expense allowance ($100,000 in the aggregate) in connection with the commencement of Mr. Greenbaum's employment in 1997 that was paid in 1998.

     OPTION GRANTS IN LAST FISCAL YEAR. The following table summarizes information with respect to options to purchase our common stock granted to the named executive officers during 1998.

                                                                                                  POTENTIAL REALIZABLE VALUE AT
                                                                                                             ASSUMED
                                                                                                   ANNUAL RATES OF STOCK PRICE
                                                 INDIVIDUAL GRANTS(1)                            APPRECIATION FOR OPTION TERM(2)
                          ------------------------------------------------------------------   ------------------------------------
                                        PERCENT OF
                          NUMBER OF    TOTAL OPTIONS   EXERCISE
                          SECURITIES    GRANTED TO      OR BASE    MARKET PRICE
                          UNDERLYING   EMPLOYEES IN      PRICE      ON DATE OF    EXPIRATION
NAME                       OPTIONS      FISCAL YEAR    ($/SHARE)      GRANT          DATE          0%           5%          10%
----                      ----------   -------------   ---------   ------------   ----------   ----------   ----------   ----------
Richard Mandelbaum......   191,670          8.7%         $2.93        $ 2.93       08/03/08    $2,025,313   $3,652,606   $6,149,193
                            12,503          0.6           2.93          2.93       09/01/08       132,110      238,257      401,108
                           114,998          5.2           2.93          3.47       11/09/08     1,215,140    2,191,478    3,689,372
                            56,662          2.6           2.93         10.50       12/20/08       598,734    1,079,803    1,817,857
                             6,562          0.3           2.93         10.50       11/30/07*       69,334      125,060      210,539
                            13,440          0.6           2.93         10.50       12/30/07       142,016      256,123      431,185
James D. Luckett........    90,000          4.1           2.93          3.47       11/09/08       951,000    1,715,107    2,887,397
                            22,500          1.0           0.13         10.50       12/31/06*      300,750      491,777      784,849
                             3,938          0.2           0.40         10.50       11/30/07*       51,581       85,011      136,299
                             7,500          0.3           0.40         10.50       12/30/07*       98,250      161,926      259,616
Mark A. Oros............   187,500          8.5           2.93          3.47       11/09/08     1,981,250    3,573,140    6,015,411
                            22,500          1.0           0.13         10.50       12/31/06*      300,750      491,777      784,849
                            15,000          0.7           0.40         10.50       12/30/07*      196,500      323,851      519,233
                             4,313          0.2           0.40         10.50       11/30/07*       56,494       93,107      149,279
Denis J. Martin.........   187,500          8.5           2.93          3.47       11/09/08     1,981,250    3,573,140    6,015,411
                             3,938          0.2           0.40         10.50       11/30/07*       51,581       85,011      136,299
                            22,500          1.0           0.13         10.50       12/31/06*      300,750      491,777      784,849
                            18,750          0.8           0.40         10.50       12/30/07*      245,625      404,814      649,041
David A. Buckel.........   150,000          6.8           2.93          3.47       11/09/08     1,585,000    2,858,512    4,812,328
Michael D. Greenbaum....         0            0              0             0             --             0            0            0

---------------
(1) All stock options reported in this table were granted under the 1996 Incentive Stock Option Plan. The options vest ratably over a period not to exceed 5 years and have a ten-year term.

(2) This column shows the hypothetical gains on the options granted based on assumed annual compound stock appreciation rates of 0%, 5% and 10% over the full ten-year term of the options, based on the assumed initial public offering price of $13.50 less the exercise price. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of future common stock prices by AppliedTheory.

 * These figures represent stock appreciation rights which were granted in 1997 and were converted by the board of directors in 1998 to nonstatutory options to purchase common stock.

     AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES. The following table shows the aggregate number of shares acquired upon exercise of stock options during the last fiscal year, the aggregate value realized from those exercises, the number of shares covered by both exercisable and unexercisable stock options as of fiscal year-end and the value of unexercised options as of fiscal year-end.

                                                                     NUMBER OF SECURITIES
                                                                    UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS AT DECEMBER 31,        IN-THE-MONEY OPTIONS
                                     SHARES                                 1998(1)             AT DECEMBER 31, 1998(1)(3)
                                    ACQUIRED         VALUE        ---------------------------   ---------------------------
NAME                               ON EXERCISE   REALIZED(1)(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                               -----------   --------------   -----------   -------------   -----------   -------------
Richard Mandelbaum...............   1,630,433     $21,910,839       906,240        184,163      $11,561,959    $1,945,984
James D. Luckett.................     600,000       8,066,400        33,938         90,000          450,581       951,000
Mark A. Oros.....................     375,000       5,041,500        41,813        187,500          553,744     1,981,250
Denis J. Martin..................     375,000       5,041,500        45,188        187,500          597,956     1,981,250
David A. Buckel..................     180,000       2,409,600         2,813        150,000           36,843     1,585,000
Michael Greenbaum................         -0-             -0-           -0-            -0-              -0-           -0-

---------------
(1) Subsequent to December 31, 1998, Dr. Mandelbaum, and Messrs. Martin and Oros exercised options with respect to 701,130, 45,188 and 41,813 shares of common stock. This table does not reflect these exercises.

(2) The value realized has been calculated as the difference between $13.50, the assumed initial public offering price, and the exercise price of each option.

(3) Based on the difference between $13.50, the assumed initial public offering price, and the option exercise price for each option. The above valuation may not reflect the actual value of unexercised options, as the value of unexercised options will fluctuate with market activity.

EMPLOYMENT AGREEMENTS


     On August 4, 1998, we entered into employment agreements with Dr. Richard Mandelbaum and Messrs. James D. Luckett, Denis J. Martin, Mark A. Oros and David
A. Buckel. The employment agreements provide for base salaries of $250,000, $130,000, $125,000, $143,000 and $125,000. These salaries may be increased at the discretion of our board of directors. Each of the employment agreements provides for payment of an annual bonus in accordance with our annual bonus program for senior executives, contingent upon the achievement of performance goals established by the board of directors in its discretion.



     Dr. Mandelbaum's employment agreement is for an initial five-year term. The employment agreements with Messrs. Luckett, Martin, Oros and Buckel have initial terms of three years. All these employment agreements automatically renew for consecutive one-year periods unless either we or the applicable employee deliver a notice of non-renewal at least one year before termination of the initial term.


     For all of these employment agreements, if the executive's employment is terminated by us other than for "cause," by the executive for "good reason" or due to "death or disability" (each as defined in the employment agreements), the executive will generally be entitled to the following severance:

     - his then-current salary payable for the non-compete period (as described below);

     - a pro rata portion of any goal-based bonus that, in the opinion of the Chief Executive Officer (or with respect to Dr. Mandelbaum, the board of directors), the executive would have been likely to earn;

     - any earned but unpaid salary and bonus amounts; and

     - continued coverage under all health, life, disability and similar employee benefit plans for the non-compete period and on the same basis as the executive was entitled to participate immediately prior to termination.

     In connection with their employment agreements, these executives are also eligible to receive additional awards under our stock option plans and under all our other employee benefit plans and programs. In addition, the employment agreements provide for an automobile allowance for each of the named executives.

     Each of these employment agreements includes a covenant restricting the named executives' ability to compete with us for a pre-determined non-compete period. Dr. Mandelbaum has agreed not to compete with us following termination of his employment for 24 months after the termination of his employment with us. Messrs. Luckett, Martin, Oros and Buckel have each agreed not to compete with us following termination of their respective employments for 12 months. Each executive has also agreed not to disclose any of our confidential information during the period of time for which his non-compete restriction operates. These restrictions do not apply if we terminate the executive's employment without cause, if the executive had good reason to terminate his employment or if the executive's employment is terminated at the end of the term of his employment agreement.

     Under these employment agreements, the executives are entitled to pre-determined severance and other benefits if we undergo a "change in control." A change in control occurs if we sell all of our assets, complete a liquidation or dissolution, merge with another entity or undertake any similar reorganization transaction so that our stockholders own less than half of the resulting entity, if one hundred percent of our capital stock is acquired or if a majority of the members of our board of directors are removed by our stockholders. Upon a change in control, all unvested options held by the various executives will vest and become exercisable and these options will continue to be exercisable for their natural term. Also, with respect to any executive, if he is terminated within one year of a change in control for any reason except for "cause" by us, the executive will be entitled to salary for twice as long as would occur after a termination not involving a change in control. In addition, while the applicable non-compete period will also double, the executive will not be required to mitigate his damages by trying to secure alternate employment.

     On December 7, 1998, we entered into an employment agreement with Lawrence
B. Helft. The employment agreement provides Mr. Helft with a base salary of $220,000. This salary may be increased at the discretion of our board of directors, provided that Mr. Helft is entitled to a minimum salary increase of 10% on January 1, 2000. The employment agreement provides for payment of an annual bonus in accordance with our annual bonus program for senior executives, contingent upon the achievement of performance goals established by the board of directors. During the first year of his contract, Mr. Helft will receive a bonus of 50% of his salary and will have an opportunity to receive an additional bonus of up to 50% of his annual salary if he meets established performance goals. For the second and third years of his contract, Mr. Helft will receive a bonus of 50% of his salary upon achieving pre-determined performance goals, and he will be able to earn up to an additional 50% bonus if he meets defined over-achievement goals.


     Upon accepting employment, Mr. Helft was granted a bonus of $50,000 payable in two equal installments in 1999 and options to acquire 510,000 shares of our common stock at $2.93 per share. After one year of employment, if Mr. Helft satisfies pre-determined performance goals, he will receive an additional grant of options to acquire 180,000 shares of our common stock. Mr. Helft is also eligible to receive additional awards under our stock option plans and under any other employee benefit plans and programs. His employment agreement also provides him with an automobile allowance.



     Mr. Helft's employment agreement has a 3-year term, expiring December 7, 2001 and is renewable in the same manner as the employment agreements of our other executives. If Mr. Helft's employment is terminated by us other than for "cause," by Mr. Helft for "good reason," or due to "death or disability" (each as defined in the employment agreement), he is entitled to the same severance as our other executives. Mr. Helft's employment agreement also includes a covenant restricting his ability to compete with us. Mr. Helft agreed that he will not compete with us for 6 months after termination of his employment, or 12 months if his employment agreement has been in effect for at least 6 months. Mr. Helft has agreed not to disclose any of our confidential information during the non-compete period. The provisions of Mr. Helft's agreement which govern in the event of a change in control are the same as for our other executives.


STOCK OPTION PLANS

  1996 INCENTIVE STOCK OPTION PLAN


     Under our 1996 Incentive Stock Option Plan, we can issue stock options to our employees, consultants and non-employee directors. Our 1996 option plan permits the grant of stock options that qualify as incentive stock options under
Section 422 of the Internal Revenue Code, and nonqualified stock options, which do not so qualify. We have authorized and reserved up to 12,000,000 shares of our common stock for issuance under our 1996 option plan. As of the date of this prospectus, under our 1996 option plan we had options outstanding for the purchase of approximately 3,111,005 shares of our common stock. These shares may be unissued shares or treasury shares. We do not intend to issue options under our 1996 option plan after the completion of this offering.


     Our 1996 option plan is administered by our board of directors. The board of directors may appoint a committee of not less than three members to administer the plan and exercise the board's authority as the plan administrator. In the event the board does delegate its authority, any reference in this disclosure to the board of directors is also a reference to our board's delegatee. Within the limitations described in our 1996 option plan, our board has the authority to determine:

     - who will receive options;

     - the time at which options will be granted;

     - the number of shares subject to each option;

     - the exercise price of each option;

     - the time or times at which options will become exercisable; and

     - the duration of the exercise period.

     The board may accelerate the vesting of an unvested option issued under our 1996 option plan at any time prior to its termination or upon the occurrence of specified events, subject to limitations set forth in our 1996 option plan. In the case of the merger, consolidation, dissolution, liquidation, or change in ownership of us, our board of directors may accelerate the vesting of any option, provided that this acceleration will be effective only upon the consummation of that transaction.

     All of our employees and, in the case of option grants other than incentive stock options, any officer, director, consultant or advisor providing us with service is eligible to receive options under our 1996 option plan. The exercise price of incentive stock options granted under our 1996 option plan may not be less than the fair market value of the underlying common stock on the date of grant. Options granted under our 1996 option plan have a maximum term of 10 years from the date of grant. Incentive stock options granted to any employee who owns 10 percent or more of our shares have special limitations relating to the exercise price and term of the options.

     All options granted under our 1996 option plan are nontransferable, except by will or under applicable law upon the optionee's death. In the event of an optionee's death, options that have vested will remain exercisable for the lesser of one year or the balance of the term of the option. Upon any other termination of employment, an employee's outstanding vested incentive stock options remain exercisable for 3 months. Non-statutory stock options granted under the plan will terminate:

     - immediately upon the resignation of the optionee from his or her position as an officer, director, employee, advisor or consultant;

     - immediately upon termination of the optionee from his or her position for cause; or

     - thirty days after our termination of the optionee from his or her position without cause.

     Under our 1996 option plan, the exercise price of an option is payable in cash or certified or bank check.


     Our 1996 option plan has a term of 10 years, subject to earlier termination or amendment by the board of directors. All options granted under our 1996 option plan prior to its termination remain outstanding until they have been exercised or are terminated in accordance with their terms. The board may amend our 1996 option plan at any time, subject to shareholder approval, where applicable.


     1999 STOCK OPTION PLAN


     We have also adopted our 1999 Stock Option Plan and, after completion of this offering, intend to grant options under this plan. In this regard, effective upon the offering, we intend to grant options for a total of 55,500 shares of common stock under this plan, each option having an exercise price equal to the per share price of this offering. Our 1999 option plan allows for the grant of incentive stock options qualified under section 422 of the Internal Revenue Code and nonqualified stock options, which do not so qualify.


     No more than 2,400,000 shares of our common stock may be issued under our 1999 option plan. The shares subject to options under our 1999 option plan will be authorized but unissued shares of our common stock or treasury shares.

     Our 1999 option plan will be administered by our board of directors or, except in the case of awards to members of the board, by any committee authorized by the board, including a committee that conforms to the requirements of Rule 162(m) of the Internal Revenue Code. Except in the case of awards to members of the board or to officers determined to be subject to Rule 16b-3 of the Securities Exchange Act of 1934 or section 162(m) of the Internal Revenue Code, the board can delegate to the officers of AppliedTheory the authority to grant and determine the terms and conditions of option grants, subject to any limitations arising under our 1999 option plan or in the context of the delegation of the board's authority. If the board does delegate its authority to a committee or an officer, any reference to the board in this disclosure is also a reference to the board's delegatee. Subject to the limitations in our 1999 option plan, the board has the authority to determine:

     - who will receive options;

     - the time at which options will be granted;

     - the number of shares subject to an option;

     - the exercise price of an option;

     - the time or times at which the options will become vested and exercisable; and

     - the duration of the option.

     All of our current and prospective employees, officers, directors, consultants and advisors are eligible to receive options under our 1999 option plan. However, only our employees are eligible for grants of incentive stock options.

     The exercise price of an option may be determined by the board. However, the exercise price of an incentive stock option cannot be less than 100% of the fair market value of a share of common stock on the date of grant. No more than one hundred thousand dollars worth of our common stock, determined at the time of grant, may be subject to incentive stock options which become exercisable by any one employee in any one year. Options for no more than 525,000 shares of our common stock may be granted to any optionee during any one calendar year. This maximum can be adjusted in the event of certain corporate reorganizations, recapitalizations or other specified corporate transactions. Options granted under our 1999 option plan have a maximum term of ten years from the date of grant.

     Options granted under our 1999 option plan will become vested and exercisable in the manner and subject to the conditions which are approved by the board. However, the vesting and exercisability of any option may be accelerated at any time by the board. Unless otherwise provided by the board, in the event of an employee's death or disability, his or her outstanding vested options will remain exercisable for a period of one year. If an employee is terminated for any other reason, unless otherwise provided by the Board, his or her outstanding vested options will remain exercisable for a period of 90 days, except in the case of a termination of employment for "cause" (as defined in our 1999 option plan), and the violation by the optionee of confidentiality, non-disclosure and non-competition obligations, in which case all unexercised options will be immediately forfeited. If we:

     - sell all of our assets;

     - complete a liquidation or dissolution; or

     - if one hundred percent of our common stock is acquired by another party,

unless the applicable option agreement or an employment agreement between us and the applicable optionee provides otherwise, all options which are then outstanding under our 1999 option plan and remain unvested will automatically vest.

     If we merge with another entity, undertake a similar transaction or if a majority of the members of our board of directors are removed by our stockholders, unless the applicable option agreement or any employment agreement between us and the applicable optionee provides otherwise, the board will have the authority to determine whether to vest all unvested options which are then outstanding under our 1999 option plan.

     When exercising options, payment can be made in cash or, at the board's discretion, in common stock or in another form of payment permitted under our 1999 option plan. All options granted under our 1999 option plan are nontransferable except by the optionee's will or under the laws of descent and distribution and, in the case of non-qualified stock options only, to family members of the optionee, as may be approved by the board in accordance with our 1999 option plan.

     Our 1999 option plan has a term of ten years but may be terminated by the board before this time. This plan may be amended or modified at any time by our board. Our board may seek stockholder approval of any amendment or modification to our 1999 option plan for any reason, including to comply with sections 422 or 162(m) of the Internal Revenue Code.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Our 1999 Employee Stock Purchase Plan permits eligible employees to purchase shares of our common stock at prices below the current market price.

     The stock purchase plan will be administered by our board or by any committee of directors which is designated by our board for this purpose. In the event the board does delegate its authority, any reference to our board in this disclosure is also a reference to the board's delegatee. The board has the discretionary authority to:

     - interpret the plan;

     - prescribe, amend and rescind rules and regulations relating to the plan; and

     - make any other appropriate determinations.


     No more than 2,250,000 shares of our common stock may be purchased under our stock purchase plan.

     Each of our employees whose customary employment is at least twenty hours a week and more than five months in a calendar year will be eligible to participate in the stock purchase plan. No employee will have the right to purchase stock under our stock purchase plan if:

          (a) by purchasing stock under the plan, the employee would own five percent or more of the total voting power or value of all classes of our stock or the stock of any subsidiary; or

          (b) the fair market value of stock which could be purchased by the employee under our stock purchase plan and any related stock purchase plans would exceed $25,000.

In addition, an employee participating in our stock purchase plan may not purchase more than 10,000 shares under this plan in any six month period.


     Every six months, eligible employees will have the opportunity to elect to participate in a 24 month offering period under our stock purchase plan. Each eligible employee may elect to participate in our stock purchase plan by authorizing payroll deductions of between 1% and 10% of the employee's applicable compensation for each payroll period. Payroll deductions will be held in an account under our stock purchase plan during the applicable six month period and will not bear interest. On the last day of each six month purchase period within the 24 month offering period, each participant's accumulated contributions will be used to purchase shares of our common stock. The purchase price per share at the time will be the lesser of:



     (a) 85% of the fair market value of a share of our common stock on the first day of the 24 month offering period; and


     (b) 85% of the fair market value of a share of our common stock on the day of the purchase.

     Our board may terminate, amend or modify our stock purchase plan at any time, and will seek stockholder approval if the board deems it necessary, including if approval is required to comply with the Internal Revenue Code.

                              CERTAIN TRANSACTIONS

STOCK PURCHASE AGREEMENT

     On August 4, 1998, we entered into a stock purchase agreement with IXC, Grumman Hill, NYSERNet.net, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros and David A. Buckel. The stock purchase agreement provided for IXC to purchase 4,400,000 shares of our common stock for a purchase price of $12.9 million, and Grumman Hill to purchase 2,200,000 shares of our common stock for a purchase price of $6.5 million. We received $5.0 million for 1,725,000 newly issued shares of common stock. The balance of the stock purchased by IXC and Grumman Hill in this transaction was sold by NYSERNet.net. The stock purchase agreement granted IXC and Grumman Hill each a right of first offer with respect to any proposed sale or other transfer of our common stock by us, subject to various exceptions. These rights do not apply to this offering and will terminate upon consummation of the offering. Under the stock purchase agreement, IXC has a right of first refusal to provide us with broadband or private-line Internet services if the price charged by IXC is competitive with the prices of similar services from third parties. The stock purchase agreement also provided for us to work with IXC in good faith to negotiate a joint marketing agreement to cover the resale by each company of the other's products and services. We entered into a joint marketing and services agreement with IXC in January 1999. This agreement is described below under "-- Joint Marketing and Services Agreement with IXC."

     Under the stock purchase agreement, NYSERNet.net granted to IXC and Grumman Hill an irrevocable proxy in respect of 1,890,000 shares of common stock held by NYSERNet.net. The number of shares covered by this proxy will be reduced from time to time by that number of shares of our common stock which IXC and Grumman Hill acquire from us or from our stockholders during the period between September 4, 1999 and October 28, 2000. This period coincides with the applicable period under the option agreements described below under "-- Option Agreements" and during which IXC and Grumman Hill could be required to purchase shares from our stockholders. When the stock purchase agreement was concluded, this proxy was granted to allow IXC and Grumman Hill to have voting power over a majority of the shares which, at that time, were generally entitled to vote at stockholders' meetings. The granting of the proxy was a condition to IXC's and Grumman Hill's agreement to purchase shares from NYSERNet.net and us.

REGISTRATION RIGHTS AGREEMENT

     In connection with the stock purchase agreement, we entered into a registration rights agreement dated August 4, 1998 with IXC, Grumman Hill, NYSERNet.net, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros, David A. Buckel and Shelley A. Harrison. This agreement is described below under "Description of Capital Stock -- Registration Rights."

STOCKHOLDERS' AGREEMENT

     The parties to the stock purchase agreement described under "-- Stock Purchase Agreement" above and Dr. Harrison have entered into a stockholders' agreement dated August 4, 1998. This stockholders' agreement provides NYSERNet.net and Messrs. Buckel, Luckett, Martin, Oros and Drs. Mandelbaum and Harrison with the right to sell common stock to IXC in the event that IXC purchases some or all of Grumman Hill's holdings of our common stock. It also requires IXC to offer to buy the holdings of our capital stock of any of the other parties in the event that IXC obtains ownership of over 50% of our outstanding capital stock. The stockholders' agreement also provides for the election to our board of directors of:

     - our Chief Executive Officer;

     - a financial advisor designated by us;

     - another director designated by us;

     - a representative of NYSERNet.net;

     - a designee of Grumman Hill; and

     - a designee of IXC.

The stockholders' agreement will terminate upon completion of this offering.

OPTION AGREEMENTS

     In connection with the stock purchase agreement, some of our stockholders, including Messrs. Luckett, Martin, Oros, Buckel and Pendray and Drs. Sadowsky, Mandelbaum and Harrison, have entered into option agreements dated August 4, 1998 and August 28, 1998 with IXC, Grumman Hill and NYSERNet.net. These option agreements provide the optionee stockholders with a put option to sell their stock, 2,280,938 shares in the aggregate, to IXC and Grumman Hill at a purchase price of $2.93 per share. The number of shares of common stock held by Messrs. Luckett, Martin, Oros, Buckel and Pendray and Drs. Sadowsky, Mandelbaum and Harrison that are subject to the option agreements is 2,127,000. The put rights begin September 4, 1999, with respect to 2,265,278 shares, and September 28, 1999, with respect to 15,660 shares, and end October 4, 2000 and October 28, 2000. The option agreements also provide IXC and Grumman Hill with a call option to buy the stock held by the option stockholders from them at the same purchase price as in the put option. The call option rights begin October 5, 2000, with respect to 2,265,278 shares, and October 29, 2000, with respect to 15,660 shares, and end August 4, 2001 and August 28, 2001. The options may be exercised in whole or part on one or more occasions at any time during the relevant option period.

JOINT MARKETING AND SERVICES AGREEMENT WITH IXC

     In January 1999, we entered into a joint marketing and services agreement with IXC under which:

     - each of us agreed to provide the other with any of the services or products that we offer or will offer to our customers, so long as the relevant service is not covered by an exclusive marketing relationship with another party;

     - each of us will offer the other services such as connectivity services for the provision of dial-up and dedicated access to the Internet, Internet security services, Internet integration and enterprise portal development services, software development, voice and data communication services and any services and technical support required for those services;

     - each of us may use these services for our own account or for the account of our own customers or for distribution to and eventual resale by others;

     - we granted IXC a right of first refusal on any purchases from third parties we make of equipment, facilities and services necessary for the transmission of data;

     - IXC granted us a right of first refusal with respect to purchases from third parties by IXC of the support and product components necessary for the delivery of the various services covered by the agreement, including Internet access services;

     - we agreed to provide access to each other's network for the purpose of facilitating the provision of the various services covered by the agreement;

     - we have agreed, in consideration for delivering the agreed services, to pay each other prices which will enable each of us to maintain normal margins as compared to those of our competitors, provided that in no event will the price charged by either party drop below the cost of the relevant service or product; and

     - we have agreed to protect each other's confidential information.

     The joint marketing and services agreement automatically terminates upon IXC's disposition of all of its equity holdings in us or when terminated by one of the parties. Either of us may terminate the joint marketing and services agreement if the other fails to cure a breach of a material provision within 30 days after being provided with notice of the breach.

HARRISON CONSULTING AGREEMENT

     In October 1996, we entered into a consulting agreement with Shelley A. Harrison. Under the agreement, Dr. Harrison renders advisory and consulting services with respect to our operations, financing and business planning, particularly in relation to any sales of securities, mergers or similar transactions. Dr. Harrison receives $5,000 per month under the agreement in addition to the grant by us upon the commencement of the agreement of an option to purchase 750,000 shares of our common stock at $0.13 per share. The option vested with respect to 187,500 shares on October 1, 1997 and with respect to the remaining 562,500 shares on August 4, 1998 in connection with the consummation of our sale of common stock to IXC and Grumman Hill under the stock purchase agreement. The consulting agreement has an initial term that runs from October 5, 1996 through October 5, 2000, and will automatically renew for successive one year terms unless either party notifies the other of its intent not to renew at least 90 days before the end of the term then in effect.

GRUMMAN HILL CONSULTING ARRANGEMENT

     We currently have an arrangement through which Grumman Hill serves in a consulting and advisory capacity to our management. In accordance with this arrangement, Grumman Hill, including Mr. Kelsey, renders consulting services and management advice to us particularly regarding raising corporate financing, which includes advice pertaining to this offering. We pay a consulting fee of $60,000 per year to Grumman Hill under this arrangement.

MANDELBAUM LINE OF CREDIT AGREEMENT

     Effective January 1, 1999, we have made available to Dr. Mandelbaum a credit line of $2,500,000 to be used exclusively by Dr. Mandelbaum for the purchase of our stock in any future private equity placement in which IXC and Grumman Hill participate. As of December 31, 1998, no borrowings were outstanding on the line of credit. In the event any borrowings are drawn against the credit line, repayment terms, interest rates and collateral provisions will be established by our board of directors. The line of credit agreement will terminate upon consummation of this offering. Absent a private equity placement, under the terms of this agreement Dr. Mandelbaum may not access this line of credit.

RESALE AGREEMENT WITH NYSERNet.org

     In October 1996, we entered into a resale agreement with NYSERNet.org to provide it with Internet access products and services which it resells to governmental, educational, scientific and other not-for-profit organizations within the State of New York. We sell products and services to NYSERNet.org which are priced using our standard price list less appropriate discounts, and are sold by us on terms and conditions, similar to those granted to third party customers. The resale agreement also calls for us to form a joint marketing plan with NYSERNet.org for the products and services covered by the agreement and for us to provide NYSERNet.org with sales support and assistance and training for its sales force. Products and services sold to NYSERNet.org for the period from October 1, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998 amounted to $1.6 million, $7.1 million and $8.3 million, representing 52%, 47% and 37% of our revenue for these periods. The resale agreement has an initial term that runs from October 1, 1996 through September 30, 2001, and will automatically renew for successive one year terms unless either party notifies the other of its intent not to renew at least 60 days before the end of the term then in effect. The agreement is terminable upon the insolvency of a party, an attempted unauthorized assignment by a party, a failure to make any payment due under the agreement not remedied within 30 days or a failure to remedy any breach of the terms of the agreement within 30 days of receiving notice of the breach.

RESOURCE SHARING AGREEMENT WITH NYSERNet.org

     In October 1996, we entered into a resource sharing agreement with NYSERNet.org. Under the agreement, we provide NYSERNet.org with office space, use of equipment and use of our employees to the extent they are available. We share our premises with NYSERNet.org, and NYSERNet.org is required to pay a pro rata share of the rent for the space it occupies. The agreement also provides for NYSERNet.org's use of computer equipment, furniture and supplies in the operation of its business and payment to us of a pro rata share of the fair rental value of the equipment plus the cost of maintaining the equipment. A number of our employees are also subject to the agreement, with some employees on the shared premises at various times providing services to NYSERNet.org. NYSERNet.org pays a pro rata share of the employees' salary and benefits. Resources we provided to NYSERNet.org under the resource sharing agreement for the period from October 1, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998 amounted to $63,000, $210,000 and $300,000. The agreement has a term that runs from October 1, 1996 through December 31, 1999. The agreement is terminable by us only upon the failure of NYSERNet.org to make the payments required of it under the agreement.

ASSIGNMENT, SOFTWARE DEVELOPMENT AND LICENSE AGREEMENT WITH NYSERNet.org

     On October 1, 1996, we entered into an assignment, software development and license agreement with NYSERNet.org. This assigns to us an agreement to develop for commercial use software authored and developed by NYSERNet.org. The software was originally designed by NYSERNet.org to create a Web-based version of the America's Job Bank system for the New York State Department of Labor. Under this agreement, we are to pay NYSERNet.org two percent of all revenues derived from the software and any software developed from it for two years from December 15, 1997, the date on which we first licensed the original software to a commercial customer. We are also to develop and provide software to NYSERNet.org for its contract with the New York State Department of Labor. The development and license agreement provides a perpetual, royalty-free license to NYSERNet.org for any new software developed from the original software assigned to us. NYSERNet.org may use and further develop the new software in its non-profit operations or sublicense it to any U.S. federal, state or local government agency. Payments to NYSERNet.org under the agreement for the year ended December 31, 1998 were $4,975. No payments were made under this agreement prior to 1998. The software development agreement and the license are perpetual, unless the agreement is terminated by either party. The agreement is terminable if either party becomes insolvent or if either party fails to cure a default in a material provision to the agreement within 10 days after notice of the default is given. If the agreement is terminated by NYSERNet.org, the technology subject to the agreement will revert back to NYSERNet.org, but any license granted by us to NYSERNet.org prior to termination would remain in effect.

BORROWINGS WITH NYSERNet.net AND REDEEMABLE PREFERRED STOCK

     Under an unsecured revolving borrowing facility with NYSERNet.net, we can borrow up to $6.2 million, less any preferred stock outstanding, at the prime rate. The prime rate was 7.75% as of December 31, 1998. Interest payments on borrowings under the facility are deferred until December 31, 2001. All principal borrowings under the facility are due and payable on December 31, 2001. As of December 31, 1998, we had an outstanding amount of $3.0 million, including accrued interest, borrowed under the facility.

     In addition, in January 1997, NYSERNet.net acquired 15,000 shares of our redeemable preferred stock having a liquidation value of $100 per share and providing for dividends to accrue at an annual rate of 14.0% of the liquidation value. We intend to use a portion of the proceeds from this offering to repurchase the outstanding preferred stock from NYSERNet.net.

JAMES LUCKETT NOTE

     On July 30, 1998, we made a loan to Mr. Luckett in the amount of $30,000. This loan is evidenced by a note, payable to us upon the earlier of July 30, 2001 or the date described in any security agreement we enter into with Mr. Luckett in the future with regard to the loan. The note accrues interest at an annual rate of 5.56%. Upon demand by us, Mr. Luckett will be required to pledge as security for the loan 10,500 shares of our common stock subject to Mr. Luckett's option agreement with IXC and Grumman Hill.

DAVID BUCKEL NOTE

     On July 30, 1998, we made a loan to Mr. Buckel in the amount of $264,000. This loan is evidenced by a note, payable to us upon the earlier of July 30, 2001 or the date described in any security agreement we enter into with Mr. Buckel in the future with regard to the loan. The note accrues interest at 5.56%. Upon demand by us, Mr. Buckel will be required to pledge as security for the loan 90,000 shares of our common stock subject to Mr. Buckel's option agreement with IXC and Grumman Hill.

EMPLOYMENT AGREEMENTS

     See "Management -- Employment Agreements" for a description of the employment agreements that we have entered into with our executive officers.

RELATED PARTY TRANSACTIONS


     As of the date of this prospectus, NYSERNet.net and IXC are holders of approximately 31% and 28% of our common shares. We also maintain a significant commercial relationship with IXC, and approximately 37% of our revenues in 1998 were generated from sales to NYSERNet.org. In addition to the transactions described above, we may from time to time enter into other transactions with NYSERNet.net, NYSERNet.org or IXC, including transactions on a vendor/vendee basis. We also provide accounting, financial and other services to NYSERNet.net and NYSERNet.org. Furthermore, three of our executive officers or directors, Richard Mandelbaum, James D. Luckett and George Sadowsky, are directors of NYSERNet.net. and NYSERNet.org. Mr. Buckel is an executive officer of NYSERNet.net and NYSERNet.org, and Mr. Oros is an executive officer of NYSERNet.org. One of our directors, James Guthrie, is an executive officer of IXC. As a result of these relationships, conflicts of interest may arise among some of our directors, executive officers and stockholders. We have independent directors, auditors and counsel separate from IXC, NYSERNet.net and NYSERNet.org and believe that we maintain adequate procedures to protect ourself in related party transactions.

                             PRINCIPAL STOCKHOLDERS


     The following table describes information regarding the beneficial ownership of our common stock as of the date of this prospectus by:


     - each person or entity which to our knowledge owns beneficially more than 5% of the outstanding shares of our common stock;

     - each of our directors and five most highly compensated executive officers during 1998; and

     - all of our directors and executive officers as a group.

Unless otherwise indicated, to our knowledge all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent the applicable law gives spouses shared authority.

                                                                         PERCENTAGE BENEFICIALLY OWNED(1)
                                                       SHARES            ---------------------------------
BENEFICIAL OWNER                                BENEFICIALLY OWNED(1)    BEFORE OFFERING    AFTER OFFERING
----------------                                ---------------------    ---------------    --------------
PRINCIPAL STOCKHOLDERS:
IXC Communications, Inc.(2)
  1122 Capital of Texas Highway South
  Austin, TX 78746-6426.......................        5,659,995               35.4%              27.6%

NYSERNet.net, Inc.(3)
  125 Elwood Davis Road
  Syracuse, NY 13212..........................        4,875,000               30.5               23.8

Grumman Hill Investments III, LP(4)
  60 East 42nd Street, Suite 2915
  New York, NY 10165..........................        2,830,005               17.7               13.8

EXECUTIVE OFFICERS AND DIRECTORS:
Richard Mandelbaum(5).........................        7,411,673               45.8               35.8
James D. Luckett(6)...........................          633,938                4.0                3.1
Denis J. Martin(7)............................          420,188                2.6                2.1
Mark A. Oros(8)...............................          416,813                2.6                2.0
David A. Buckel(9)............................          182,813                1.1                0.9
Shelley A. Harrison(10).......................          750,000                4.5                3.6
George Sadowsky(11)...........................        4,926,090               30.8               24.1
James Guthrie(12).............................        5,659,995               35.4               27.6
John J. Pendray(13)...........................           48,278                  *                  *
James T. Kelsey(14)...........................        2,830,005               17.7               13.8
All Directors and Executive Officers as a
  Group (12 persons)(15)......................       16,524,822               98.5               77.7

---------------
  *  indicates less than 1%


 (1) Calculated according to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges, but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. As of the date of this prospectus and without giving effect to the offering, we had 15,971,445 shares of common stock outstanding.


 (2) These shares are held through IXC Internet Services, Inc., a subsidiary of IXC Communications, Inc. Includes 1,260,000 shares as to which IXC has voting power under an irrevocable proxy granted by NYSERNet.net as described under "Certain Transactions -- Stock Purchase Agreement." Does not include 1,520,625 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (3) Includes an aggregate of 1,890,000 shares as to which NYSERNet.net has granted irrevocable proxies to IXC and Grumman Hill Investments III, LP as described under "Certain Transactions -- Stock Purchase Agreement."

 (4) Grumman Hill Investments III, LP is a private equity fund advised by Grumman Hill Group LLC. Grumman Hill Group LLC is the general partner of Grumman Hill Investments III, LP. Includes 630,000 shares as to which Grumman Hill has voting power under an irrevocable proxy granted by NYSERNet.net as described under "Certain Transactions -- Stock Purchase Agreement." Does not include 760,313 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (5) Includes 4,875,000 shares of common stock owned by NYSERNet.net. Dr. Mandelbaum is a director of NYSERNet.net. Dr. Mandelbaum disclaims beneficial ownership of all shares owned by NYSERNet.net. Also includes 750,000 shares of common stock held by Ms. Paulette Mandelbaum as trustee for the "Mandelbaum Descendants' Trust" and as to which Dr. Mandelbaum disclaims beneficial ownership. Includes exercisable options to purchase 205,110 shares of common stock. Includes 1,125,000 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (6) Includes exercisable options to purchase 33,938 shares of common stock. Includes 300,000 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (7) Includes 187,500 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (8) Includes 187,500 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

 (9) Includes exercisable options to purchase 2,813 shares of common stock. Includes 90,000 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

(10) Includes 187,500 shares of common stock held by Harrison Enterprises Inc. and owned by Susanne Harrison and Shelley A. Harrison. These shares are also subject to the option agreements described under "Certain Transactions -- Option Agreements." Also includes exercisable options to purchase 562,500 shares of common stock.

(11) Includes 4,875,000 shares of common stock owned by NYSERNet.net. Dr. Sadowsky is a director of NYSERNet.net. Dr. Sadowsky disclaims beneficial ownership of all shares owned by NYSERNet.net. Includes 25,500 shares subject to the option agreements described under "Certain
     Transactions -- Option Agreements."

(12) Includes 4,399,995 shares of common stock owned by IXC and 1,260,000 shares of common stock owned by NYSERNet.net whose voting power NYSERNet.net has irrevocably granted to IXC under an irrevocable proxy as described under "Certain Transactions -- Stock Purchase Agreement." Mr. Guthrie is an executive officer of IXC. Mr. Guthrie disclaims beneficial ownership of all shares owned by IXC.

(13) Includes 24,000 shares subject to the option agreements described under "Certain Transactions -- Option Agreements."

(14) Includes 2,200,000 shares of common stock owned by Grumman Hill Investments III, LP and 630,000 shares of common stock owned by NYSERNet.net whose voting power NYSERNet.net has been granted to Grumman Hill Investments III, LP under an irrevocable proxy as described under "Certain Transactions -- Stock Purchase Agreement." Mr. Kelsey is a managing partner of the general partner of Grumman Hill Investments III, LP. Mr. Kelsey disclaims beneficial ownership of all shares owned by Grumman Hill Investments III, LP.

(15) Of these shares, 15,720,461 represent outstanding shares and 804,361 represent options exercisable within 60 days. Also includes 11,474,995 shares of our common stock owned by IXC, NYSERNet.net and Grumman Hill Investments III, LP that are deemed to be beneficially owned by our officers and directors by virtue of their relationships with these entities.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK; ISSUED AND OUTSTANDING SHARES

     Upon the closing of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock and 1,000,000 shares of preferred stock.

COMMON STOCK


     Following this offering 20,471,445 shares of common stock will be outstanding. All of the issued and outstanding shares of common stock are and, upon the completion of this offering, the shares of common stock offered in this offering will be, fully paid, validly issued and non-assessable.


     The following summarizes the rights of holders of our common stock:

     - each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

     - there are no cumulative voting rights;

     - the holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

     - upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

     - upon completion of this offering, the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor will holders be entitled to the benefits of any redemption or sinking fund provisions.


     As of the date of this prospectus, there were approximately 45 record owners of common stock.


PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our certificate of incorporation and applicable law. Among other rights, the board of directors may determine, without further vote or action by our stockholders:

     - the number of shares constituting the series and the distinctive designation of the series;

     - the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;


     - whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;


     - whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

     - whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

     - whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

     - the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

     Unless otherwise provided by our board of directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

REGISTRATION RIGHTS

     In connection with the stock purchase agreement under which IXC and Grumman Hill invested in our company, we entered into a registration rights agreement with IXC, Grumman Hill, NYSERNet.net, Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark A. Oros, David A. Buckel and Shelley A. Harrison. Under the registration rights agreement, IXC, Grumman Hill, NYSERNet.net and Messrs. Luckett, Martin, Oros and Buckel and Drs. Mandelbaum and Harrison have the right at any time after this offering to cause us to register their holdings of common stock under the Securities Act. These rights, known as demand registration rights, will be exercisable by any party with registration rights only once in any six month period. We will not be required to register shares under the demand registration rights more than once on registration forms other than a short form registration statement known as a Form S-3. In addition, the registration rights arising under this agreement may not be exercised in connection with this offering.

     In addition, under the registration rights agreement, each of IXC, Grumman Hill, NYSERNet.net and Dr. Mandelbaum have registration rights, called piggyback registration rights, if we determine to file a registration statement covering any of our securities under the Securities Act and our board of directors approves the piggyback registration. Therefore, if we file a registration statement in relation to our equity securities and our board of directors approves the piggyback registration, we will be required to use our best efforts to include the shares of common stock as to which piggyback rights have been requested in our registered offering. The number of shares required to be registered are subject to reduction if the managing underwriter for the offering determines that the inclusion of those shares would interfere with the successful marketing of our offering. These piggyback registration rights do not apply to the registration of securities in connection with our employee benefit plans or securities issuable in a merger, exchange offer or similar transaction.

     We are required to bear all registration expenses other than underwriting discounts and commissions and fees related to any exercise of either demand or piggyback registration rights. In addition, we have agreed to indemnify the registration rights holders against, and provide contribution with respect to, liabilities under the Securities Act in connection with demand and piggyback registrations.

     The effect of these registration rights will be to allow the parties to the registration rights agreement to sell shares of our common stock at times and in quantities that otherwise might not be permissable.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are generally prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

     - the corporation has elected in its original certificate of incorporation not to be governed by Section 203. We did not make this election;

     - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

     - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

     - the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock not owned by the interested stockholder.

     The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors.

     The term "business combination" is defined generally under Section 203 to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally under Section 203 as a stockholder who, together with affiliates and associates, owns or within three years prior did own 15% or more of a Delaware corporation's voting stock.
Section 203 could prohibit or delay a merger, takeover or other change in control of AppliedTheory and therefore could discourage attempts to acquire us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Immediately following this offering, there will be 20,471,445 shares of our common stock issued and outstanding. Of these shares, the 4,500,000 shares of common stock to be sold in this offering will be immediately eligible for sale in the public market, except for shares owned at any time by our affiliates within the meaning of Rule 144 under the Securities Act. The remaining 15,971,445 issued and outstanding shares are restricted securities within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144.


RULE 144

     In general, under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including a person who may be deemed affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

     - 1% of the then-outstanding shares of our common stock; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions or notice requirements of Rule 144.

RULE 701

     Our employees, directors, officers or consultants who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions. In each of these cases Rule 701 allows the shareholders to sell 90 days after the date of this prospectus.

LOCK-UP AGREEMENTS

     Our directors and executive officers, IXC, Grumman Hill and NYSERNet.net, who collectively hold 15,720,462 of the outstanding shares of our common stock, have agreed, subject to limited exceptions, not to offer to sell, sell, contract to sell, grant any option to sell, encumber, pledge or otherwise dispose of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc.

REGISTRATION RIGHTS AND OTHER MATTERS

     Some of our stockholders subject to lock-up agreements are entitled to registration rights with respect to 15,720,462 shares of our common stock currently outstanding, plus any additional shares they may acquire in the future. After the expiration of the 180-day lock-up period, these holders may choose to exercise their registration rights, which could result in a large number of shares being sold in the public market. For a description of these registration rights, see "Description of Capital Stock -- Registration Rights."

     Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved for issuance under our employee benefit plans. The stock registered under that registration statement will thereafter be available for sale in the public market, subject to the resale limitations of Rule 144 applicable to our affiliates.

     Prior to the date of this prospectus, no public market has existed for our common stock. We expect that trading of our common stock on the Nasdaq National Market will commence on the date of this prospectus. We do not make any prediction regarding the effect, if any, that future sales of shares, or the availability of our shares for future sale, will have on the market price of our common stock. The market price of our common stock can be adversely affected by sales of substantial amounts of common stock or by the perception that these sales could occur.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement between the underwriters and us, each of the underwriters named below, for whom Bear, Stearns & Co. Inc., CIBC Oppenheimer Corp., Lehman Brothers Inc. and Wit Capital Corporation, as e-Manager(TM), are acting as representatives, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

NAME                                                            NUMBER OF SHARES
----                                                            ----------------
Bear, Stearns & Co. Inc. ...................................
CIBC Oppenheimer Corp. .....................................
Lehman Brothers Inc. .......................................
Wit Capital Corporation.....................................

                                                                   ----------
          Total.............................................        4,500,000
                                                                   ==========

     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock if any are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus
and at this price less a concession not in excess of $     per share of common
stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and dealers may reallow, concessions
not in excess of $     per share of common stock to other dealers. After the
offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other customary conditions, including the right to reject orders in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have granted a 30 day over-allotment option to the underwriters to purchase an amount, up to an aggregate of fifteen percent of the aggregate number of shares appearing above, of additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to customary conditions, to purchase approximately the same percentage of these additional shares as is approximately the percentage of shares of common stock that it is obligated to purchase of the total number of shares under the underwriting agreement as shown in the table set forth above.

     The underwriting agreement provides that we indemnify the underwriters against liabilities under the Securities Act or will contribute to payments that the underwriters may be required to make in respect thereof.

     Our directors and executive officers and IXC, Grumman Hill and NYSERNet.net, who collectively hold a total of 15,720,462 shares of common stock, have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc.


     Prior to the offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "ATHY". We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.


     In order to facilitate the offering, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of these activities.

     The underwriters have reserved for sale, at the initial public offering price, up to 225,000 shares of common stock for employees, directors and other persons associated with us who express an interest in purchasing these shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

     A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital Corporation. In addition, all dealers purchasing shares from Wit Capital Corporation in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of them. Other than the prospectus in electronic format, the information on the Web site and any information contained on any other Web site maintained by Wit Capital Corporation or any dealer purchasing shares from it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by AppliedTheory or any underwriter in its capacity as underwriter and should not be relied on by prospective investors.

     We estimate that our expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $1,200,000.

                                 LEGAL MATTERS

     The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Dewey Ballantine LLP, New York, New York and for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     Our financial statements as of December 31, 1997 and 1998 and for the nine months ended September 30, 1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998 included in this prospectus have been included in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of Grant Thornton LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in our registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we refer you to the copy of the relevant contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by reference to the relevant exhibit.

     You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov). As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. Upon approval of the common stock for quotation on the Nasdaq National Market, these reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We intend to furnish our stock holders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS
                   APPLIEDTHEORY CORPORATION AND PREDECESSOR

                                                                 PAGE
                                                                 ----
Report of Independent Certified Public Accountants..........         F-2
Financial Statements
  Balance Sheets -- December 31, 1997 and 1998..............         F-3
  Statements of Operations for the Nine Months Ended
     September 30, 1996, the Three Months Ended December 31,
     1996 and the Years Ended December 31, 1997 and 1998....         F-4
  Statement of Stockholders' Equity (Deficit) for the Nine
     Months Ended September 30, 1996, the Three Months Ended
     December 31, 1996 and the Years Ended December 31, 1997
     and 1998...............................................         F-5
  Statements of Cash Flows for the Nine Months Ended
     September 30, 1996, the Three Months Ended December 31,
     1996 and the Years Ended December 31, 1997 and 1998....         F-6
  Notes to Financial Statements for the Nine Months Ended
     September 30, 1996, the Three Months Ended December 31,
     1996 and the Years Ended December 31, 1997 and 1998....  F-7 - F-22

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  APPLIEDTHEORY CORPORATION

     We have audited the balance sheets of AppliedTheory Corporation as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the three months ended December 31, 1996. We have also audited the statements of operations, stockholders' equity (deficit) and cash flows of the Predecessor (Note A) for the nine months ended September 30, 1996 . These financial statements are the responsibility of AppliedTheory Corporation's management and the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AppliedTheory Corporation as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended and for the three months ended December 31, 1996, and the results of operations and cash flows of the Predecessor for the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

New York, New York
January 29, 1999
(except for Note L as to which the date is April 12, 1999)

                           APPLIEDTHEORY CORPORATION

                                 BALANCE SHEETS


                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1998
                                                              ----------    -----------
                                        ASSETS
Current assets
  Cash and cash equivalents.................................  $  135,179    $ 1,785,682
  Accounts receivable, net of allowance of $122,000 and
     $157,000 in 1997 and 1998, respectively................   1,211,323      3,584,391
  Prepaid expenses and other assets.........................     187,182        255,058
                                                              ----------    -----------
          Total current assets..............................   1,533,684      5,625,131
Property and equipment, net.................................   3,910,406      4,203,171
Other assets................................................                    689,333
                                                              ----------    -----------
          Total assets......................................  $5,444,090    $10,517,635
                                                              ==========    ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $2,006,834    $ 2,148,603
  Accrued payroll...........................................     368,113        582,038
  Accrued expenses..........................................   1,010,029      2,472,967
  Deferred revenue..........................................     907,446      1,848,629
  Current portion of long-term debt and capital lease
     obligations............................................     210,548        551,359
  Preferred stock dividends payable.........................     210,000        420,000
  Due to related parties....................................     400,277        850,101
                                                              ----------    -----------
          Total current liabilities.........................   5,113,247      8,873,697
Long-term debt and capital lease obligations................   4,360,529      5,979,238
Borrowings from NYSERNet.net, Inc...........................   2,444,636      2,957,238
Other liabilities...........................................     651,461        214,499
Redeemable preferred stock -- 75,000 shares authorized;
  15,000 issued and outstanding; cumulative 14% dividend;
  $100 per share liquidation value..........................   1,500,000      1,500,000
Stockholders' equity (deficit):
  Common stock, $.01 par value; 25,000,000 shares
     authorized; issued and outstanding 9,810,000 shares in
     1997 and 15,039,488 shares in 1998.....................      13,080        150,395
  Common stock -- nonvoting, $.01 par value, 5,000,000
     shares authorized; 54,848 shares issued and outstanding
     in 1998................................................                        548
  Additional paid-in capital................................       7,920      6,581,374
  Accumulated deficit.......................................  (8,646,783)   (15,739,354)
                                                              ----------    -----------
          Total stockholders' equity (deficit)..............  (8,625,783)    (9,007,037)
                                                              ----------    -----------
          Total liabilities and stockholders' equity
            (deficit).......................................  $5,444,090    $10,517,635
                                                              ==========    ===========


The accompanying notes are an integral part of these statements.

                           APPLIEDTHEORY CORPORATION

                            STATEMENTS OF OPERATIONS

                                          PREDECESSOR                          COMPANY
                                       ------------------   ---------------------------------------------
                                          NINE MONTHS         THREE MONTHS       YEAR ENDED DECEMBER 31,
                                             ENDED                ENDED         -------------------------
                                       SEPTEMBER 30, 1996   DECEMBER 31, 1996      1997          1998
                                       ------------------   -----------------   -----------   -----------
Net revenues
  Third-party customers..............     $ 6,226,306          $ 1,489,302      $ 8,023,380   $14,235,872
  NYSERNet.org, Inc. customers and
     services........................                            1,587,009        7,148,334     8,327,118
                                          -----------          -----------      -----------   -----------
          Total net revenues.........       6,226,306            3,076,311       15,171,714    22,562,990
                                          -----------          -----------      -----------   -----------
Costs and expenses
  Cost of revenues...................       5,741,604            2,331,050       10,796,095    13,315,568
  Sales and marketing................       1,298,369              791,743        3,706,205     6,400,025
  General and administrative.........       2,818,835            1,590,754        4,283,339     6,349,512
  Research and development...........         129,550               43,745          679,895       242,905
  Depreciation and amortization......         157,670               81,456        1,094,681     1,671,951
  Other expenses.....................                                               112,153       900,000
                                          -----------          -----------      -----------   -----------
          Total costs and expenses...      10,146,028            4,838,748       20,672,368    28,879,961
                                          -----------          -----------      -----------   -----------
          Loss from operations.......      (3,919,722)          (1,762,437)      (5,500,654)   (6,316,971)
Interest income......................                                                             (42,468)
Interest expense.....................           4,870                               346,713       608,068
                                          -----------          -----------      -----------   -----------
          NET LOSS...................      (3,924,592)          (1,762,437)      (5,847,367)   (6,882,571)
Preferred stock dividends............                                               210,000       210,000
                                          -----------          -----------      -----------   -----------
Net loss attributable to common
  stockholders.......................     $(3,924,592)         $(1,762,437)     $(6,057,367)  $(7,092,571)
                                          ===========          ===========      ===========   ===========
Basic and diluted loss per common
  share..............................                          $      (.18)     $      (.62)  $      (.56)
                                                               ===========      ===========   ===========
Shares used in computing basic and
  diluted loss per share.............                            9,750,000        9,756,248    12,665,940
                                                               ===========      ===========   ===========

The accompanying notes are an integral part of these statements.

                           APPLIEDTHEORY CORPORATION

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                            NONVOTING COMMON
                                        COMMON STOCK              STOCK         ADDITIONAL
                                    ---------------------   -----------------    PAID-IN     ACCUMULATED    DIVISIONAL
                                      SHARES      AMOUNT    SHARES    AMOUNT     CAPITAL       DEFICIT        DEFICIT
                                    ----------   --------   ------   --------   ----------   ------------   -----------
Divisional deficit, January 1,
  1996............................                                                                          $(2,759,201)
Net loss for the nine months ended
  September 30, 1996..............                                                                           (3,924,592)
                                                                                                            -----------
Balance, September 30, 1996.......                                                                          $(6,683,793)
                                                                                                            ===========
Issuance of common stock to
  NYSERNet.net....................   9,750,000   $ 13,000
Acquisition of net assets from
  NYSERNet.org, Inc. as of October
  1, 1996.........................                                                           $   (826,979)
Net loss for the three months.....                                                             (1,762,437)
                                    ----------   --------                                    ------------
Balance, December 31, 1996........   9,750,000     13,000                                      (2,589,416)
Issuance of common stock pursuant
  to exercise of stock options....      60,000         80                       $    7,920
Preferred stock dividends.........                                                               (210,000)
Net loss for the year.............                                                             (5,847,367)
                                    ----------   --------                       ----------   ------------
Balance, December 31, 1997........   9,810,000     13,080                            7,920     (8,646,783)
Issuance of common stock, net of
  issuance costs of $80,951.......   1,725,000      2,300                        4,983,419
Issuance of common stock pursuant
  to exercise of stock options....   3,504,488      4,673   54,848   $     73      263,852
Stock compensation expense........                                                 117,000
Conversion of stock appreciation
  rights to nonstatutory stock
  options.........................                                               1,340,000
Effect of stock splits............                130,342                 475     (130,817)
Preferred stock dividends.........                                                               (210,000)
Net loss for the year.............                                                             (6,882,571)
                                    ----------   --------   ------   --------   ----------   ------------
Balance, December 31, 1998........  15,039,488   $150,395   54,848   $    548   $6,581,374   $(15,739,354)
                                    ==========   ========   ======   ========   ==========   ============


The accompanying notes are an integral part of this statement.

                           APPLIEDTHEORY CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                       PREDECESSOR                          COMPANY
                                                    ------------------   ---------------------------------------------
                                                       NINE MONTHS         THREE MONTHS       YEAR ENDED DECEMBER 31,
                                                          ENDED                ENDED         -------------------------
                                                    SEPTEMBER 30, 1996   DECEMBER 31, 1996      1997          1998
                                                    ------------------   -----------------   -----------   -----------
Cash flows from operating activities
  Net loss........................................     $(3,924,592)         $(1,762,437)     $(5,847,367)  $(6,882,571)
  Adjustments to reconcile net loss to net cash
     used in operating activities
     Depreciation and amortization................         157,670               81,456        1,094,681     1,671,951
     Deferred payment of interest expense to
       NYSERNet.net, Inc. ........................                                                58,915       211,323
     (Gain) loss on sale of property and
       equipment..................................          (7,828)                              111,389        20,988
     Loss from assets not usable in operations....                                                             900,000
     Conversion of stock appreciation rights to
       nonstatutory stock options.................                                                           1,340,000
     Stock compensation expense...................                                                             117,000
     Changes in assets and liabilities
       Accounts receivable, net...................        (812,765)          (1,396,501)         185,178    (2,373,068)
       Other receivables..........................          85,527
       Due to (from) related parties..............                             (529,728)      (1,229,384)      449,824
       Prepaid expenses and other assets..........         (70,916)              (9,300)         (60,905)      (67,876)
       Accounts payable...........................       1,761,465            1,430,312          576,522       141,769
       Accrued payroll............................         116,177                8,071          229,373       213,925
       Accrued expenses and other liabilities.....        (135,851)           1,107,572         (373,037)      611,976
       Deferred revenue...........................         733,476              236,620           69,309       941,183
                                                       -----------          -----------      -----------   -----------
       Net cash used in operating activities......      (2,097,637)            (833,935)      (5,185,326)   (2,703,576)
                                                       -----------          -----------      -----------   -----------
Cash flows from investing activities
  Purchases of property and equipment.............                             (506,483)      (1,270,383)   (2,479,880)
  Issuance of notes receivable....................                                                            (309,000)
  Payments received on notes receivable...........                                                               1,667
  Proceeds from sale of property and equipment....          56,344                                 4,842         8,176
                                                       -----------          -----------      -----------   -----------
       Net cash provided by (used in) investing
          activities..............................          56,344             (506,483)      (1,265,541)   (2,779,037)
                                                       -----------          -----------      -----------   -----------
Cash flows from financing activities
  Issuance of common stock, net of issuance
     costs........................................                               13,000            8,000     5,254,317
  Borrowings from NYSERNet.net, Inc...............       2,041,293                             2,385,721       301,279
  Proceeds from line of credit borrowings, net....                                             4,144,005     1,285,995
  Principal payments on capital leases............                                              (124,262)     (350,199)
  Proceeds from long-term debt....................                                                           1,023,724
  Security deposit on equipment financing.........                                                            (382,000)
  Advances from NYSERNet.net, Inc.................                            1,500,000
                                                       -----------          -----------      -----------   -----------
       Net cash provided by financing
          activities..............................       2,041,293            1,513,000        6,413,464     7,133,116
                                                       -----------          -----------      -----------   -----------
       NET INCREASE (DECREASE) IN CASH AND CASH
          EQUIVALENTS.............................                              172,582          (37,403)    1,650,503
Cash and cash equivalents, beginning of period....                                               172,582       135,179
                                                       -----------          -----------      -----------   -----------
Cash and cash equivalents, end of period..........     $        --          $   172,582      $   135,179   $ 1,785,682
                                                       ===========          ===========      ===========   ===========

The accompanying notes are an integral part of these statements.

                           APPLIEDTHEORY CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE A -- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     AppliedTheory Corporation (formerly AppliedTheory Communications, Inc.) was incorporated in the State of New York in November 1995 as a wholly-owned subsidiary of NYSERNet.net, Inc. (NET), a not-for profit corporation. NET is also the sole member of NYSERNet.org, Inc. (ORG), a not-for-profit corporation (in effect ORG is a wholly-owned subsidiary of NET). As a result of certain transactions completed during 1998 (the exercise of 3,559,335 stock options, the private placement of 1,725,000 shares and NET's direct sale of 4,875,000 shares it owned in AppliedTheory), NET's ownership percentage in AppliedTheory declined to approximately 32% as of December 31, 1998 (Note H).

     The operating activities prior to October 1, 1996 were conducted as a nonincorporated "division" of ORG and are considered to constitute a predecessor business (the "Predecessor"). The financial statements presented for the nine months ended September 30, 1996 reflect these activities on a "carved-out" basis from the historical financial statements of ORG as if the Predecessor had been organized as of January 1, 1996. The operating results of the Predecessor and, subsequently, as a subsidiary of Net are (i) separately identifiable from the accounting records which required no expense allocations and (ii) comprehensive as if it operated as an unaffiliated entity from inception.

     In conjunction with the proposed initial public offering, AppliedTheory Communications, Inc. intends to reorganize as a Delaware corporation. On January 28, 1999, the Company established its wholly-owned subsidiary, AppliedTheory Corporation. The Company intends to merge into AppliedTheory Corporation, which would be the surviving entity. For purposes of these financial statements and notes thereto, AppliedTheory Corporation and AppliedTheory Communications, Inc. are used interchangeably and referred to as "the Company." On January 29, 1999, the Company's Board of Directors authorized the filing of a registration statement relating to an initial public offering (IPO) of shares of common stock should market conditions permit and an increase in the number of common stock and preferred stock authorized to 60,000,000 and 1,000,000, respectively. All non-voting common shares are converted into voting common shares.

     The Company is a provider of Internet solutions for businesses with critical Internet operations. The Company's solutions include: (i) Internet connectivity, (ii) Internet integration and enterprise portal development and
(iii) Web hosting.

     The Company's operations are subject to certain risks and uncertainties, including actual and potential competition by entities with greater financial resources, experience and market presence, risks associated with the development of the Internet market, risks associated with consolidation in the industry, the need to manage growth and expansion, certain technology and regulatory risks and dependence upon sole and limited source suppliers. In addition, the Company has to date relied upon NET for a significant portion of the funding of its operations.

     The Company has a history of losses, negative cash flow from operations and at December 31, 1998 has a working capital deficiency and stockholders' deficit of $3,248,566 and $9,007,037, respectively. Management has formulated plans that it believes will provide the Company with sufficient liquidity for the next twelve months in the event the IPO is delayed or unsuccessful. Management's plans include the deferral of discretionary expenses, utilization of existing cash, available credit from existing borrowing agreements and from additional financings, strategic relationships or other arrangements. There can be no assurance that these plans will be successful.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the Company's significant accounting policies.

1.  Revenue Recognition

     Revenue from Internet connectivity and Web hosting services is recognized ratably over the period of the agreement as services are provided. Internet connectivity agreements range from one to five years and contain automatic renewal clauses unless either party cancels the agreement. Web hosting agreements are typically for periods of one year and automatically renew unless either party cancels the agreement.

     Revenue from Internet integration and enterprise portal development represents professional services that are recognized principally on a time-and-materials basis as the services are performed.

2.  Deferred Revenue

     Deferred revenue consists principally of billings in advance of services not yet provided.

3.  Research and Development

     The Company charges all costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense.

4.  Advertising

     Advertising costs, charged to operations when incurred, were approximately $12,000, $400, $435,000 and $1,363,000 for the nine months ended September 30,
1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

5.  Income Taxes

     The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset may not be realizable.

6.  Loss Per Share

     Basic loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common shares issued or issuable pursuant to stock options and stock appreciation rights. Potential common shares issued are calculated using the treasury stock method. All potential common shares have been excluded from the computation of diluted loss per share as their effect would be antidilutive and accordingly, there is no reconciliation of basic and diluted loss per share for each of the periods presented. Potential common shares that were excluded from the computation of diluted loss per share consisted of stock options and stock appreciation rights outstanding of 4,907,250, 5,837,708 and 3,998,333 for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. Loss per share has not been presented for the Predecessor because the Predecessor was not an incorporated entity.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

7.  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.

8.  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

     Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Depreciation of capitalized leased assets is recorded on the straight-line method over the shorter of the term of the lease or the estimated useful life.

9.  Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of

     The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

10.  Lease and Contractual Commitments

     The Company recognizes expense under operating leases and contractual agreements on a straight-line basis over the terms of the lease or agreement. The difference between the amounts computed on a straight-line basis and the amounts paid or payable is included in accrued expenses and other liabilities.

11.  Stock Split

     On October 14, 1998, the Board of Directors approved a five-for-one stock split. All share and per share amounts in the accompanying financial statements have been retroactively restated to give effect to the stock split. The par value was maintained at $.01 per share.

12.  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. However, these customers are concentrated in New York State. The Company's revenues from ORG customers and services to ORG accounted for approximately 52%, 47% and 37% of total net revenues for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively (Note I). One third-party customer accounted for 14%, 16% and 28% of total net revenues for the three months ended December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

13.  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, long-term debt and capital lease obligations approximate fair value because of the short maturity of these items.

     The fair value of the Company's redeemable preferred stock, which was issued to NET, is not practical to estimate as such stock is not traded in the open market and a market price is not readily available.

     The carrying amount of the debt issued pursuant to the Company's bank credit agreement, as of December 31, 1998, approximates fair value because the interest rates change with market interest rates.

14.  Supplemental Noncash Investing and Financing Activities

     During the years ended December 31, 1997 and 1998, the following noncash transactions occurred: (1) in October 1996, incurred approximately $38,975 in advances to purchase certain assets and assume certain liabilities from ORG (Note I), (2) in 1997, the Company (i) purchased approximately $551,000 of fixed assets under capital lease obligations (Note D), (ii) incurred approximately $2,129,000 in advances to purchase fixed assets from ORG (Notes F and I) and
(iii) issued 15,000 shares of $100 per share liquidation value preferred stock in settlement of the advances due to NET as of December 31, 1996 (Notes G and I), (3) the Company recorded $210,000 in dividends payable on the preferred stock in 1997 and 1998 and (4) in 1998, the Company recorded $1,340,000 to additional paid-in-capital from the conversion of 127,500 stock appreciation rights to nonstatutory stock options (Note H).

15.  Segment and Related Information

     The Company operates as one business segment, as a provider of Internet solutions, and follows the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

     The Company had revenues from its major service offerings as follows:

                                   NINE            THREE                YEAR ENDED
                               MONTHS ENDED     MONTHS ENDED           DECEMBER 31,
                               SEPTEMBER 30,    DECEMBER 31,    --------------------------
                                   1996             1996           1997           1998
                               -------------    ------------    -----------    -----------
Net revenues
  Internet connectivity......   $5,690,811       $2,508,180     $12,249,040    $15,076,914
  Internet integration and
     enterprise portal
     development.............      244,439          268,325       1,914,726      5,940,366
  Web hosting................      291,056          299,806       1,007,948      1,545,710
                                ----------       ----------     -----------    -----------
Total net revenues...........   $6,226,306       $3,076,311     $15,171,714    $22,562,990
                                ==========       ==========     ===========    ===========

     Due to the way the Company manages its operations, it does not account for or report operating expenses by product/service offering.

16.  Use of Estimates

     In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

17.  Reclassifications

     Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE C -- PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                 1997          1998
                                                              ----------    ----------
Computer equipment..........................................  $3,098,084    $5,467,772
Office furniture and equipment..............................     409,809       440,019
Equipment under capital leases..............................     551,334       551,334
Leasehold improvements......................................     983,821       353,210
                                                              ----------    ----------
                                                               5,043,048     6,812,335
Less accumulated depreciation and amortization..............  (1,132,642)   (2,609,164)
                                                              ----------    ----------
                                                              $3,910,406    $4,203,171
                                                              ==========    ==========

     On December 21, 1998, the Company adopted a plan which was approved by the Board of Directors to close a leased facility which principally is used as a Web hosting data center. The facility has experienced operational difficulties which limited its usability as a Web hosting site and the ability to generate sufficient revenues. In connection with the plan of abandonment, the Company has recorded a $900,000 charge to operations for the year ended December 31, 1998 consisting of (i) a $486,000 write-down of equipment and leasehold improvements to management's estimate of their fair value, based on the anticipated discounted future cash flows through the date of abandonment, of approximately $70,000 in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" and
(ii) a $414,000 accrued liability, included in Accrued Expenses -- Other in 1998, relating to equipment leases and a facility operating lease (net of anticipated subrental income) expiring in October 2001 and May 2006, respectively, in accordance with the provisions of EITF 94-3, "Liability Recognized for Certain Employee Termination Benefits and Other Costs to Exit an Activity" (Note E). This accrued liability provides for only those costs subsequent to exiting the facility which is expected to occur in September 1999 and costs prior thereto will be recognized during the period they are incurred. The plan calls for the Web hosting customer base served from this facility and the related revenues, which are not significant, to be transitioned to another facility.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE D -- LONG-TERM DEBT, BORROWINGS FROM NET AND CAPITAL LEASE OBLIGATIONS

     Long-term debt, borrowings from NET and capital lease obligations consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1998
                                                              ----------    ----------
Line of credit..............................................  $4,144,005    $5,430,000
Borrowings from NYSERNet.net, Inc...........................   2,444,636     2,957,238
Equipment financing.........................................                   897,764
Capital lease obligations...................................     427,072       202,833
                                                              ----------    ----------
                                                               7,015,713     9,487,835
Less current portion........................................    (210,548)     (551,359)
                                                              ----------    ----------
                                                              $6,805,165    $8,936,476
                                                              ==========    ==========

Line of Credit

     On January 20, 1998, the Company entered into a credit agreement with Fleet Bank for the aggregate amount of $7,500,000 which expires on January 19, 2001. The agreement provides for the payment of the unpaid principal balance of all amounts advanced on January 19, 2001. Interest is charged and payable on a monthly basis as determined by the Company, either on a LIBOR plus 50 basis points or a prime rate basis less 200 basis points. The credit facility is collateralized by substantially all assets of the Company and by a maximum of $5,500,000 of cash and cash equivalents, government securities, corporate securities or corporate equities pledged by NET.

     Pursuant to the credit agreement, the Company refinanced its existing short-term lines of credit on a long-term basis. Accordingly, the $4,144,000 outstanding under this line of credit balance as of December 31, 1997 was classified based on the terms of the refinancing.

     At December 31, 1998, the Company had $5,430,000 outstanding under the line of credit and, as a result of certain restrictions, had $70,000 in additional availability. The average interest rate on outstanding borrowings was 10.0% and 6.1% at December 31, 1997 and 1998, respectively.

Borrowings from NYSERNet.net, Inc.

     The Company has an unsecured borrowing facility with NET which provides for borrowings to a maximum amount of $6,187,000, less any preferred stock issued to NET (Note G), for working capital requirements. Interest on the loans accrues at the prime rate (8.5% and 7.75% at December 31, 1997 and 1998, respectively) and payments are deferred for five years from the date of each advance or January 1, 2002, whichever is earlier. All principal borrowings under this agreement are due and payable on January 1, 2002. The Company had principal borrowings under this facility of $2,385,721 and $2,687,000 at December 31, 1997 and 1998,
respectively. The Company had $2,000,000 available for additional principal borrowings at December 31, 1998. In addition, the Company has interest payable under this agreement of $58,915 and $270,238 at December 31, 1997 and 1998, respectively. Amounts charged to interest expense on the borrowings under this related party debt facility amounted to $58,915 and $211,323 for the years ended December 31, 1997 and 1998, respectively.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

Equipment Financing

     During 1998, the Company entered into an equipment financing agreement with a secured lender. Borrowings under the agreement are repayable in thirty-six
(36) varying monthly installments. Interest is payable monthly at a fixed rate of 10.3%. Principal payments under this financing are $417,168 in 1999, $302,699 in 2000 and $177,897 in 2001. In connection with the equipment financing, the Company was required to place on deposit $382,000 as additional collateral. The security deposit, which is included in Other Assets in 1998, earns interest at a rate of 5.0% per annum and is refundable in equal installments on April 1, 2000 and 2001.

Capital Lease Obligations

     The Company leases certain equipment under agreements accounted for as capital leases. The obligations for the equipment require the Company to make monthly payments through September 2000, with implicit interest rates ranging from 10.0% to 16.6%.

     The following is a summary of the aggregate annual maturities of long-term debt, borrowings from NET and capital lease obligations as of December 31, 1998:

           YEAR ENDING DECEMBER 31,
           ------------------------
1999...........................................    $  551,359
2000...........................................       371,342
2001...........................................     5,607,896
2002...........................................     2,957,238
                                                   ----------
          Total................................    $9,487,835
                                                   ==========

     Interest paid for the nine months ended September 30, 1996 and the years ended December 31, 1997 and 1998 was $4,870, $287,798 and $396,745,
respectively.

NOTE E -- ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses consisted of the following:

                                                                 1997          1998
                                                              ----------    ----------
Network costs...............................................  $  301,847    $1,020,413
Lease and contractual commitments...........................     184,780       184,780
Other.......................................................     523,402     1,267,774
                                                              ----------    ----------
                                                              $1,010,029    $2,472,967
                                                              ==========    ==========

     Other liabilities consisted of the following:

                                                                  1997          1998
                                                                --------      --------
Lease and contractual commitments...........................    $367,461      $214,499
Accrued compensation........................................     284,000
                                                                --------      --------
                                                                $651,461      $214,499
                                                                ========      ========

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE F -- COMMITMENTS AND CONTINGENCIES

1.  Telecommunications

     The Company is committed to a minimum cumulative purchase commitment to a telecommunication vendor for various products and services through December 31, 2000. The aggregate minimum cumulative purchase commitment over the term of the agreement is $20 million. As of December 31, 1998, the Company's aggregate purchases totaled $18.0 million. The Company anticipates meeting the minimum cumulative purchase commitment over the remaining term; however, there can be no assurance that such minimum will be met.

     The Company has also entered into contracts expiring at various times through the year 2002 with various communication vendors to provide services consisting of aggregating, routing and transporting data communications over the Company's network.

2.  Facilities and Equipment Leases

     The Company leases its office facilities and certain equipment with expiration dates through November 2008. Certain operating leases for the office facilities include rent holidays and scheduled base rent increases over the term of the lease. The total amount of base rent is being charged to expense on the straight-line method over the terms of the lease.

     Future minimum lease payments under noncancelable operating leases as of December 31, 1998 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999...........................................    $  894,000
2000...........................................       900,000
2001...........................................       809,000
2002...........................................       699,000
2003...........................................       743,000
Thereafter.....................................     2,898,000
                                                   ----------
          Total................................    $6,943,000
                                                   ==========

     Total rent expense for operating leases amounted to $253,000, $292,000 (including $89,000 to ORG), $862,000 and $898,000 for the nine months ended September 30, 1996, the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     Effective January 1, 1997, the Company purchased all assets previously leased from ORG for $2,129,000. The assets were purchased at book value, which approximated fair value at the effective date.

3.  Employment Agreements

     The Board of Directors has provided for severance payments upon termination of employment or change in control, as defined, for certain executive officers of the Company. Under this provision, the maximum aggregate commitment at December 31, 1998, excluding benefits, was approximately $1,265,000.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

4.  Litigation Matters

     The Company is involved in various litigation which arise through the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE G -- REDEEMABLE PREFERRED STOCK

     Effective January 1, 1997, the Company issued 15,000 shares of redeemable preferred stock at $100 per share liquidation value to NET in satisfaction of the $1,500,000 advance. Holders of shares of the redeemable preferred stock are entitled to receive payment for cumulative dividends at the annual rate of $14.00 per share (14%) beginning January 1, 1999, based upon a liquidation value of $100 per share, payable quarterly. At December 31, 1998, the amount of dividends payable on the 14% redeemable preferred stock was $420,000. All or any part of the preferred stock may be redeemed by the Company at any time on or after December 31, 2001, by resolution of the Company's Board of Directors. At any time on or after December 31, 2001, any holder of preferred stock may request that the Company redeem some or all of the holder's preferred stock within sixty days of such request.

NOTE H -- STOCKHOLDERS' EQUITY (DEFICIT) AND STOCK OPTIONS

     The Company had authorized 25,000,000 shares of voting common stock and 5,000,000 shares of nonvoting common stock. In addition, the Company had authorized 75,000 shares of preferred stock.

     The Company's nonvoting common stock is identical in all respects to the voting common stock, except that the holders of the nonvoting common stock do not have the right to vote on any matter coming before the stockholders of the Company, except to the extent required by law. At the option of the Company's Board of Directors, all shares of nonvoting common stock can be converted into shares of voting common stock.

     On October 1, 1996, the Company was capitalized through the issuance of 9,750,000 shares of $0.01 par value common stock to NET for $13,000 in cash.

     On August 4, 1998, the Company completed a private placement of 1,725,000 shares of its voting common stock for proceeds of $4,985,719, net of issuance costs of $80,951. In connection with the private placement, NET sold a portion of its holdings in the Company. The stock purchase agreement also gives the investors the right of first refusal to purchase any equity securities of the Company at the same price, and on the same terms and conditions offered until such time that any class of the Company's equity securities are registered under the Securities and Exchange Act. In addition, NET granted an irrevocable proxy to vote and to execute and deliver written consents or otherwise act with respect to 1,890,000 shares of its current holdings of 4,875,000 shares to the investors of the private placement. The proxy was granted to allow the investors to have voting power over a majority of the shares then outstanding which were entitled to vote at stockholders' meetings. The granting of the proxy was a condition to IXC's and Grumman Hill's agreement to purchase shares from NET and the Company. The number of shares covered by the proxy will reduce by that number of shares of the Company's common stock which the investors acquire from the Company or from stockholders under option agreements between such stockholders and the investors during the period between September 4, 1999 and October 28, 2000.

     The Company's 1996 Incentive Stock Option Plan has authorized the grant of options to key employees, directors, advisors and consultants for up to 12,000,000 shares of the Company's common stock with an exercise price of not less then the fair market value of the shares at the date of grant. All options

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

granted have ten-year terms and vest over one to five years following the date of grant. The Board of Directors may exercise the right to accelerate the vesting provisions of the option grants upon the occurrences or certain conditions, as defined.

     As permitted by SFAS No. 123, the Company has elected to follow the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," method of determining compensation cost. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                 THREE MONTHS ENDED    ------------------
                                                 DECEMBER 31, 1996      1997       1998
                                                 ------------------    -------    -------
Risk-free interest rate........................         6.21%            5.40%      4.80%
Volatility factor..............................          .001             .001       .001
Expected life of options.......................       5 years          5 years    5 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing methods do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had the Company determined compensation cost for this plan in accordance with SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma basic and diluted loss per common share would have been as follows:

                                                                YEAR ENDED DECEMBER 31,
                                        THREE MONTHS ENDED    ---------------------------
                                        DECEMBER 31, 1996         1997           1998
                                        ------------------    ------------    -----------
Pro forma net loss attributable to
  common stockholders.................     $(1,765,450)       $ (6,069,920)   $(7,287,616)
Pro forma basic and diluted loss per
  common share........................     $      (.12)       $       (.41)   $      (.58)

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     A summary of the Company's stock option activity and related information for the period October 1, 1996 through December 31, 1998, follows:

                                                                                WEIGHTED
                                                                 PRICE          AVERAGE
                                                 OPTIONS       PER SHARE     EXERCISE PRICE
                                                ----------    -----------    --------------
Balance, October 1, 1996
Granted.......................................   4,944,750    $.056-$.133    $         .072
Forfeited.....................................     (37,500)          .263              .056
                                                ----------    -----------    --------------
Balance, December 31, 1996....................   4,907,250      .056-.133              .072
Granted.......................................     879,833            .40               .40
Exercised.....................................     (60,000)          .133              .133
Forfeited.....................................     (16,875)          .263              .263
                                                ----------    -----------    --------------
Balance, December 31, 1997....................   5,710,208       .056-.40              .121
Granted.......................................   2,211,773      .133-2.93             2.736
Exercised.....................................  (3,559,335)      .056-.40              .076
Forfeited.....................................    (364,313)      .056-.40              .292
                                                ----------    -----------    --------------
Balance, December 31, 1998....................   3,998,333    $.056-$2.93    $         1.59
                                                ==========    ===========    ==============
Exercisable, December 31, 1996................     120,000          $.133    $         .133
                                                ==========    ===========    ==============
Exercisable, December 31, 1997................   1,378,470     $.056-$.40    $         .103
                                                ==========    ===========    ==============

     The weighted average fair values of options granted were $.02, $.00 and $3.02 for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     Certain options were granted in November and December 1998 at exercise prices below the fair market value of the Company's stock, determined to be $3.47 and $10.50 per share, respectively, resulting in aggregate total compensation of $5,016,000 of which a non-cash compensation of $117,000 was recorded for the year ended December 31, 1998 with the remaining charge of $4,899,000 to be recognized over the remaining vesting period of approximately four years.

     The following table summarizes information about the shares outstanding and exercisable for options at December 31, 1998:

                             OUTSTANDING
              -----------------------------------------        EXERCISABLE
                                WEIGHTED                  ----------------------
                                AVERAGE        WEIGHTED                 WEIGHTED
 RANGE OF                      REMAINING       AVERAGE                  AVERAGE
 EXERCISE       NUMBER      CONTRACTUAL LIFE   EXERCISE     NUMBER      EXERCISE
  PRICES      OUTSTANDING       IN YEARS        PRICE     EXERCISABLE    PRICE
 --------     -----------   ----------------   --------   -----------   --------
$.056-$.061      725,318          1.17          $ .061       660,818     $.061
 .133-.40      1,226,243          7.89            .264       894,930      .213
 2.93          2,046,772          9.84            2.93       205,110      2.93
               ---------                                   ---------
               3,998,333          8.75          $ 1.59     1,760,858     $.473
               =========                                   =========

     During 1997, the Board of Directors authorized the issuance of 127,500 Stock Appreciation Rights (SARS) to certain executives at an exercise price varying from $.133 to $.40. The SARS vest ratably over a four-year period or upon occurrence of certain events. At the option of the Company, the SARS can be

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

converted into nonstatutory stock options at their exercise price. As the Company determined that the exercise price exceeded the fair value of the underlying stock as of December 31, 1997 no compensation expense was recorded for the year then ended. The Company recognized $1,340,000 of compensation expense relating to SARs for the year ended December 31, 1998. In December 1998, pursuant to the original terms of the SARs, the Company converted the SARS into nonstatutory stock options, with the same terms and conditions as the SARs.

NOTE I -- RELATED PARTY TRANSACTIONS

1.  Transactions With NET and ORG

     Effective October 1, 1996, the Company purchased certain assets and assumed certain liabilities of ORG. The following is a summary of this transaction:

                                                                  BOOK
                                                                 VALUE
                                                                --------
Assets purchased
  Prepaid expense and other assets..........................    $116,927
  Property and equipment....................................     704,860
Liabilities assumed
  Accrued compensation......................................     130,669
  Deferred revenue..........................................     601,507
  Other accrued liabilities.................................     877,615
  Purchase price consideration..............................      38,975
                                                                --------
Excess of purchase price and liabilities assumed over the
  book value of assets acquired.............................    $826,979
                                                                ========

     Since ORG and the Company were entities under common control, the excess of the purchase price and liabilities assumed over the book value of assets acquired have been recorded as a charge to retained earnings.

     The Company has entered into a resale agreement with ORG to serve as ORG's sole source provider for Internet system and network management solutions to ORG's customer base under contractual arrangements. ORG's customers consist of
(i) unrelated customers for which ORG serves as a conduit to the sales transactions between the Company and these customers and (ii) member institutions of ORG for which ORG provides pricing terms below that charged by the Company to ORG. In addition, the Company provides services to ORG principally related to network development. The Company's revenues from ORG's customer base and services to ORG for the following periods are:

                                                   THREE
                                                MONTHS ENDED    YEAR ENDED DECEMBER 31,
                                                DECEMBER 31,    ------------------------
                                                    1996           1997          1998
                                                ------------    ----------    ----------
Unrelated customers...........................   $  916,773     $3,705,546    $3,051,837
Member institutions...........................      529,179      2,890,786     4,477,004
Services to ORG...............................      141,057        552,002       798,277
                                                 ----------     ----------    ----------
                                                 $1,587,009     $7,148,334    $8,327,118
                                                 ==========     ==========    ==========

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     The excess of the Company's revenues over amounts charged by ORG to its member institutions was approximately $243,000, $1,490,000 and $2,814,000 for the three months ended December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. Such revenues recognized by the Company from ORG are based on standard pricing terms for similar services offered to unrelated parties.

     The Company has also entered into a resource sharing agreement with both NET and ORG. During the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, the Company charged NET approximately $25,000, $91,500 and $100,000 and ORG $63,000, $210,000 and $300,000, respectively, in management fees.

     During the year ended December 31, 1997, the Company purchased from ORG fixed assets previously leased from ORG with a book value of $2,129,000. In addition, the Company issued 15,000 shares of $100 per share liquidation value preferred stock in settlement of the advances due to NET (Note G).

     Transactions among the Company, ORG and NET throughout the period are summarized as follows:

                                             THREE MONTHS        YEAR ENDED DECEMBER 31,
                                                 ENDED          --------------------------
                                           DECEMBER 31, 1996       1997           1998
                                           -----------------    -----------    -----------
Balance, beginning of period.............     $   (39,016)      $   490,712    $  (400,277)
Revenue from ORG.........................       1,587,009         7,148,334      8,327,118
Payments made to the Company.............                        (6,123,558)    (8,033,630)
Management fees..........................          88,083           301,297        399,780
Expenses paid on behalf of the Company by
  ORG....................................      (1,393,613)          (10,997)       (45,441)
Expenses paid by the Company on behalf of
  ORG and Net............................         323,824            96,756        136,733
Purchase of assets from ORG..............                        (2,129,105)
Equipment lease..........................         (89,335)           46,267
Company receipts deposited by ORG and
  NET....................................          13,760                          170,017
ORG and NET receipts deposited by the
  Company................................                          (219,983)    (1,404,401)
                                              -----------       -----------    -----------
Balance, end of period...................     $   490,712       $  (400,277)   $  (850,101)
                                              ===========       ===========    ===========

For the nine-month period ended September 30, 1996, the average balance due to NET, relating to advances was approximately $1,020,000.

2.  Other

     In 1998, two officers/stockholders of the Company borrowed a total of $294,000 under term note agreements. The total principal amount plus accrued interest is due in 2001. Interest is being accrued at a rate of 5.56%. Upon demand by the Company the officers/stockholders will be required to pledge common stock of the Company as collateral on these borrowings.

     In December 1998, the Board authorized the Company to make available a $2.5 million credit line, effective January 1, 1999, to its Chairman/CEO to be used exclusively for purchasing the Company's common stock, under certain circumstances. In the event any borrowings are drawn against this credit line,

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

payment terms, interest rates and collateral provisions will be established by the Board of Directors. This line of credit agreement will terminate upon consummation of the initial public offering transaction described in Note A.

     In October 1996, the Company entered into a consulting agreement with a director/stockholder, which agreement expires in October 2000. The agreement, which is automatically renewable annually after the initial term, is cancellable by either party with notice, as defined. Under this agreement, the director/ stockholder receives $5,000 per-month in consulting fees. In addition, the director/stockholder received 750,000 stock options in October 1996 with an exercise price of $.13 per-share of which 187,500 options vested on October 1, 1997 with the balance vesting upon occurrence of certain events. The compensation charge pertaining to the stock options was nominal based on the fair value of the common stock at the date of grant. These stock options became fully exercisable in 1998 as a result of the August 4, 1998 private placement transaction described in Note H. The Company incurred consulting fees of $15,000, $60,000 and $60,000 during the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     During the year ended December 31, 1998, the Company incurred $25,000 in consulting fees to one of its principal stockholders.

NOTE J -- INCOME TAXES

     The Company generated taxable losses of approximately $1,285,000, $5,526,000 and $4,916,000 for the three months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     Significant components of the Company's deferred tax assets are as follows:

                                             THREE MONTHS
                                                 ENDED         YEAR ENDED DECEMBER 31,
                                             DECEMBER 31,     --------------------------
                                                 1996            1997           1998
                                             -------------    -----------    -----------
Net operating loss carryforwards...........   $   501,000     $ 2,771,000    $ 4,607,000
Accruals not currently deductible for Tax
  purposes.................................       462,000         391,000        618,000
Acquisition of intangible assets from
  ORG......................................       298,000         298,000        276,000
Other......................................        12,000         130,000        343,000
                                              -----------     -----------    -----------
Gross deferred tax assets..................     1,273,000       3,590,000      5,844,000
Valuation allowance........................    (1,273,000)     (3,590,000)    (5,844,000)
                                              -----------     -----------    -----------
                                              $        --     $        --    $        --
                                              ===========     ===========    ===========

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

     A reconciliation between the Company's effective tax rate and the Federal income tax rate is as follows:

                                                                           YEAR ENDED
                                                      THREE MONTHS        DECEMBER 31,
                                                          ENDED          --------------
                                                    DECEMBER 31, 1996    1997     1998
                                                    -----------------    -----    -----
Statutory Federal income tax rate.................          (34)%          (34)%    (34)%
Valuation allowance on net operating Loss.........           33             32       32
Valuation allowance on temporary Differences......                           1        1
Expenses not deductible for income tax purposes...            1              1        1
                                                          -----          -----    -----
Effective income tax rate.........................            0%             0%       0%
                                                          =====          =====    =====

     The Company has provided a net deferred tax asset valuation allowance for net deferred tax assets since realization of these benefits cannot be reasonably assured.

     At December 31, 1998, the Company had net operating loss carryforwards of approximately $11,727,000 for income tax purposes. These net operating losses begin to expire in the year 2012. Utilization of the net operating loss arising prior to August 4, 1998 will be subject to an annual limitation due to the change in ownership on such date. Further limitations may occur in the event of significant changes in the Company's ownership. In addition, their use is limited to future earnings of the Company.

NOTE K -- RETIREMENT SAVINGS PLANS

     During the nine months ended September 30, 1996, the Company participated in a 403(b) defined contribution plan through Teachers Insurance Annuity (TIAA) and College Retirement Equities Fund (CREF). This plan was available to eligible employees. The Company contributed a percentage of each eligible employee's regular salary. Total expense charged to operations relating to this plan for the nine months ended September 30, 1996 was $296,000. As of January 1, 1997, all employees were transferred to the AppliedTheory Communications, Inc. 401(k) and Money Purchase Pension Plans, and the 403(b) plan with TIAA and CREF was terminated and all participants were fully vested in their account balances.

     The AppliedTheory Communications, Inc. Money Purchase Pension Plan and the AppliedTheory Communications, Inc. 401(k) Profit Sharing Plan cover substantially all employees. In addition to employee contributions, the Company matched a percentage of the employee's elective salary deferral into the Profit Sharing Plan and contributed a percentage of each eligible employee's salary to the Money Purchase Plan. Effective October 1, 1997, the Company terminated the AppliedTheory Communications, Inc. Money Purchase Pension Plan. All employees in the Plan were vested, and all assets of the Plan were transferred into the 401(k) Profit Sharing Plan. The total contributions made by the Company under both Plans totaled approximately $30,000 for the three months ended December 31, 1996, and $587,000 and $373,000 for the years ended December 31, 1997 and 1998, respectively.

NOTE L -- SUBSEQUENT EVENTS

1.  Agreement with IXC Internet Services, Inc.

     On January 26, 1999, the Company and IXC Internet Services, Inc., (a principal stockholder) signed a Joint Marketing and Services Agreement. Under the agreement each party can resell the services of the other party.

                           APPLIEDTHEORY CORPORATION

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

2.  Employee Stock Purchase Plan

     In March, 1999 the Board of Directors approved the 1999 Employee Stock Purchase Plan, which permits eligible employees to purchase shares of the Company's common stock at prices below the current market price. The Plan conforms with Section 423 of the Internal Revenue Code of 1986 and is considered to be non-compensatory for financial reporting purposes.

3.  Stock Split

     On April 12, 1999 the Board approved a 1.5 for 1 stock split to be completed upon the completion of the proposed Initial Public Offering. All per share amounts have been adjusted retroactively.

4.  1999 Stock Option Plan

     On March 12, 1999 the Board approved its 1999 Stock Option Plan. This plan allows for the granting of incentive stock options qualified under Section 422 of the Internal Revenue Code and also non-qualified options. The plan provides for a maximum of 2.4 million shares to be issued.

     [INSIDE BACK COVER --]

     [GRAPHIC: GEMINI2000 LOGO, INCORPORATING LOGOS OF APPLIEDTHEORY CORPORATION AND IXC COMMUNICATIONS, INC.]

     [GRAPHIC: MAP OF THE UNITED STATES ILLUSTRATING THE GEMINI2000 NETWORK GEOGRAPHICAL SCOPE. GEMINI2000 DATA CENTERS ARE ILLUSTRATED IN DALLAS, NEWARK AND SAN FRANCISCO. CORE POP (POINT OF PRESENCE) SITES ARE INDICATED IN SEATTLE, SAN FRANCISCO, SALT LAKE CITY, DALLAS, CHICAGO, ATLANTA, BALTIMORE/WASHINGTON D.C. AND NEWARK. THE CORE POP SITES ARE INTERCONNECTED BY OC 48 LINES. APPLIEDTHEORY EXPANSION CITIES ARE INDICATED IN LOS ANGELES, SAN DIEGO, PHOENIX, MINNEAPOLIS, DETROIT, ST. LOUIS, HOUSTON, TAMPA, PHILADELPHIA, STAMFORD, PROVIDENCE AND BOSTON. THE APPLIEDTHEORY EXPANSION CITIES ARE CONNECTED TO CORE POP SITES BY OC 3 LINES.]

     [GRAPHIC: THE GEMINI2000 REGIONAL HIERARCHY ILLUSTRATED WITH CORE POP SITES CONNECTED BY OC 48 LINES. THE CORE POP SITES ARE CONNECTED TO PACKET OVER SONET
(POS) SITES AND ASYNCHRONOUS TRANSFER MODE (ATM) SITES WHICH ARE IN TURN CONNECTED TO APPLIEDTHEORY EXPANSION CITY SITES, ALL BY OC 3 LINES.]

     [TEXT: THE GEMINI2000 NETWORK IS BEING DEPLOYED WITH IXC COMMUNICATIONS, INC. IXC IS PROVIDING THE PHYSICAL INFRASTRUCTURE FOR THE NETWORK AND APPLIEDTHEORY WILL PROVIDE CUSTOMER INSTALLATION AND PROVISIONING SYSTEMS, INCLUDING "LAST MILE" ACCESS PROCUREMENT, NETWORK MONITORING, CUSTOMER PREMISE EQUIPMENT MONITORING AND MANAGEMENT AND "FIRST LINE" TROUBLESHOOTING.

     [GRAPHIC: APPLIEDTHEORY LOGO. TEXT: THE NEXT GENERATION INTERNET COMPANY.]

---------------------------------------------------------------
---------------------------------------------------------------

     Prospective investors may rely only on the information contained in this prospectus. Neither AppliedTheory Corporation nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                           -------------------------
                               TABLE OF CONTENTS
                           -------------------------

                                           PAGE
                                           ----
Prospectus Summary.......................    1
Risk Factors.............................    7
How We Intend to Use the Proceeds From
  the Offering...........................   19
Dividend Policy..........................   19
Capitalization...........................   20
Dilution.................................   21
Selected Financial Data..................   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   24
Business.................................   34
Management...............................   56
Certain Transactions.....................   70
Principal Stockholders...................   75
Description of Capital Stock.............   78
Shares Eligible for Future Sale..........   81
Underwriting.............................   83
Legal Matters............................   85
Experts..................................   85
Where You Can Find More Information......   85
Index to Financial Statements............  F-1

                           -------------------------

     Until              , 1999 all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

---------------------------------------------------------------
---------------------------------------------------------------
---------------------------------------------------------------
---------------------------------------------------------------
                         [APPLIED THEORY COMPANY LOGO]
                                4,500,000 SHARES
                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------
                            BEAR, STEARNS & CO. INC.
                               CIBC WORLD MARKETS
                                LEHMAN BROTHERS

                            WIT CAPITAL CORPORATION
                                AS E-MANAGER(TM)
                                            , 1999

---------------------------------------------------------------
---------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

Registration Fee-Securities and Exchange Commission.........  $   21,580
NASDAQ National Market Listing Fee..........................      95,000
NASD Filing Fee.............................................       6,250
Blue Sky fees and expenses..................................       5,000
Accountants' fees and expenses..............................     300,000
Legal fees and expenses.....................................     320,000
Printing and engraving expenses.............................     350,000
Transfer agent and registrar fees...........................       5,000
Miscellaneous...............................................      97,170
                                                              ----------
          Total.............................................  $1,200,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware (the
DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or business, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides: (i) that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; (ii) that indemnification provided for by Section 145 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; (iii) and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. AppliedTheory's certificate of incorporation contains such a provision.

     AppliedTheory's certificate of incorporation and bylaws provide that AppliedTheory shall indemnify officers and directors and, to the extent permitted by the board of directors, employees and agents of AppliedTheory, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the bylaws permit the board of directors to authorize AppliedTheory to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of AppliedTheory arising out of his capacity as such.

     Prior to completion of this offering, AppliedTheory and each of its directors will enter into an indemnification agreement. The indemnification agreements will provide that AppliedTheory will indemnify the directors to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware and by the certificate of incorporation and the bylaws.

     The employment agreements of AppliedTheory's executive officers (which are included as exhibits to this registration statement) provide that AppliedTheory shall indemnify the officers to the fullest extent permitted by law and by the certificate of incorporation and bylaws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, AppliedTheory has issued securities that were not registered under the Securities Act of 1933 to a limited number of persons, as described below.

     AppliedTheory believes that the transactions described below were exempt from registration under the Securities Act pursuant to (i) Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving public offering, (ii) Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation or (iii) Section 3(a)(9), as an issuance of a security exchanged by the issuer with an existing security holder exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

(A)  ISSUANCES OF CAPITAL STOCK

     NYSERNet.net capitalized AppliedTheory on October 1, 1996, through the issuance of 9,750,000 shares of $.01 par value common stock, which at the time represented all of its outstanding stock. NYSERNet.net paid $13,000 in cash in consideration for the common stock issued.

     On March 12, 1997, AppliedTheory issued to NYSERNet.net 15,000 shares of preferred stock in connection with the cancellation of outstanding indebtedness under a revolving borrowing facility with NYSERNet.net. The preferred stock has a liquidation value of $100 per share and provides for dividends accruing at an annual rate of 14% of the liquidation value. AppliedTheory may redeem the preferred stock after December 31, 2001 at a price equal to the liquidation value plus any accrued but unpaid dividends. AppliedTheory intends to repurchase this preferred stock upon completion of this offering.

     In August 1998, AppliedTheory issued 1,725,000 shares of common stock to IXC Internet Service, Inc. and Grumman Hill Investments III, L.P., for an aggregate offering price of $5,066,670, resulting in net proceeds of $4,985,719.

     AppliedTheory has issued 4,496,445 shares of common stock in connection with the exercise of stock options.


(B)  GRANTS OF STOCK OPTIONS

     Pursuant to a non-statutory stock option contract dated October 5, 1996, AppliedTheory issued to Shelley Harrison an option to purchase 750,000 shares of AppliedTheory voting common stock at a price of $0.133 per share. The option vested with regards to 187,500 shares on October 1, 1997 and with respect to the remaining 562,500 shares on August 4, 1998.


     The 1996 Incentive Stock Option Plan was adopted, as amended, by AppliedTheory's board of directors on September 2, 1998 and by the stockholders of AppliedTheory on October 14, 1998. Options to purchase up to an aggregate of 8,036,355 shares of common stock have been granted to employees of AppliedTheory under the 1996 Incentive Stock Option Plan, of which options to purchase up to an aggregate of 3,111,005 shares of common stock remain outstanding at a
weighted average exercise price of $     per share.



     The 1999 Stock Option Plan was adopted by AppliedTheory's board of directors on March 8, 1999 and by the stockholders of AppliedTheory on April 15, 1999. AppliedTheory intends to issue options to purchase up to 55,500 shares of common stock effective at the offering at an exercise price per share equal to the per share price of this offering.


     In December 1998, the board of directors converted 127,500 outstanding stock appreciation rights held by Messrs. Mandelbaum, Luckett, Martin and Oros into non-qualified options to purchase up to 127,500 shares of common stock of AppliedTheory. The options vested immediately upon issuance.
                            ------------------------

     Prior to consummation of the offering contemplated hereby, AppliedTheory Communications, Inc., a New York corporation ("New York Predecessor"), will reorganize as AppliedTheory Corporation ("AppliedTheory"), a Delaware corporation, through a merger with and into AppliedTheory, its wholly-owned subsidiary. As a result, each outstanding share of capital stock of New York Predecessor will be converted into 1.5 shares of capital stock of AppliedTheory. The discussion above relates to issuances of capital stock and grants of stock options by New York Predecessor and gives effect to the reorganization. The discussion above also gives effect to a 5-for-1 stock split effected by the New York Predecessor in the form of a stock dividend in October 1998.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


 1.01   --  Form of Underwriting Agreement.
 2.01   --  Form of Agreement and Plan of Merger between AppliedTheory
            Corporation and AppliedTheory Communications, Inc.+
 3.01   --  Certificate of Incorporation of the Registrant.+
 3.02   --  Bylaws of the Registrant.
 4.01   --  Specimen of Certificate for Common Stock of the Registrant.+
 4.02   --  Registration Rights Agreement by and among IXC Internet
            Services, Inc., Grumman Hill Investments III, L.P.,
            AppliedTheory Communications, Inc., NYSERNet.net, Inc.,
            Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark
            A. Oros, David A. Buckel and Shelley A. Harrison, dated July
            10, 1998.+
 5.01   --  Opinion of Dewey Ballantine LLP.+

10.01   --  Stock Purchase Agreement by and among IXC Internet Services,
            Inc., Grumman Hill Investments III, L.P., AppliedTheory
            Communications, Inc., NYSERNet.net, Inc., Richard
            Mandelbaum, David Buckel, James Luckett, Denis Martin and
            Mark Oros, dated August 4, 1998.+
10.02   --  1996 Incentive Stock Option Plan.+
10.03   --  Form of Option Agreements among the Registrant, IXC Internet
            Services, Inc. and Grumman Hill Investments III, L.P. and
            John Pendray, Robert Riley, Bill Owens, Jacqueline A. Owens,
            Patrick McManus, Stephen Kankus, Barbara J. DeMong, David
            Buckel, Charles Brauch, Marc Bortniker, Shelley Harrison,
            James Luckett, Richard Mandelbaum, Denis Martin, Mark Oros,
            George Sadowsky and Yechiam Yemini, each dated August 4,
            1998.+
10.04   --  Non-Statutory Stock Option Contract with Shelley Harrison.+
10.05   --  Agreement of Lease between 55 Broad Street Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated May 1, 1996.+
10.06   --  Agreement of Lease between Cuttermill Realty Co. and
            AppliedTheory Communications, Inc. and NYSERNet.org, Inc.
            (together as successors to NYSERNet, Inc.), dated May, 1996.+
10.07   --  Lease Agreement between Elwood Davis Road Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated November 1995.+
10.08   --  Form of Employment and Non-Competition Agreement between
            AppliedTheory Communications, Inc. and Richard Mandelbaum,
            Lawrence B. Helft, James Luckett, Mark Oros, Denis Martin and David Buckel.+
10.09   --  Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet, Inc.) and Sprint Communications Co.,
            L.P., dated August 11, 1994.+
10.10   --  Consulting Agreement between AppliedTheory Communications,
            Inc. and Shelley A. Harrison, dated October 5, 1996.+
10.11   --  Form of Indemnification Agreement between AppliedTheory
            Corporation and certain directors.+
10.12   --  Note with David A. Buckel, dated July 30, 1998.+
10.13   --  Note with James D. Luckett, dated July 30, 1998.+
10.14   --  Assignment, Software Development and License Agreement
            between NYSERNet.org, Inc. and AppliedTheory Communications,
            Inc., dated October 1, 1996.+
10.15   --  Joint Marketing and Services Agreement between AppliedTheory
            Communications, Inc. and IXC Internet Services, Inc., dated
            January 26, 1999.+
10.16   --  Resale Agreement between AppliedTheory Communications, Inc.
            (as successor to NYSERNet.com, Inc.), and NYSERNet.org,
            Inc., dated October 1, 1996.+
10.17   --  Resource Sharing Agreement between AppliedTheory
            Communications, Inc. (as successor to NYSERNet.com, Inc.)
            and NYSERNet.org, Inc., dated October 1, 1996.+
10.18   --  Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet, Inc.) and the New York State
            Department of Labor, dated September 27, 1994.+
10.19   --  Promissory Note between AppliedTheory Communications, Inc.
            and NYSERNet.net, Inc., dated January 27, 1999.+
10.20   --  Revolving Note Agreement between Fleet National Bank and
            AppliedTheory Communications, Inc., dated January 20, 1998.+
10.21   --  1999 Employee Stock Purchase Plan.+
10.22   --  1999 Stock Option Plan.+
10.23   --  Form of Preferred Stock Purchase Agreement by and between
            AppliedTheory Corporation and NYSERNet.net, Inc.+

10.24   --  Request for Service between Applied Theory Communications,
            Inc. (as successor to NYSERNet, Inc.) and Bell Atlantic
            Corp. (as successor to New York Telephone Company).
 23.1   --  Consent of Grant Thornton LLP.
 23.2   --  Consent of Dewey Ballantine LLP (contained in Exhibit
            5.01).+
 24.1   --  Power of Attorney.+
 27.1   --  Financial Data Schedules.+


(b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
---------------


+ Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Great Neck, New York, on April 28, 1999.


                                          APPLIEDTHEORY CORPORATION

                                          By:      /s/ DAVID A. BUCKEL
                                            ------------------------------------
                                              David A. Buckel
                                              Vice President and Chief Financial
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to its Registration Statement has been signed by the following persons on April 28, 1999 in the capacities indicated:



                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
                         *                           Chairman of the Board, Chief       April 28, 1999
---------------------------------------------------  Executive Officer and Director
                Richard Mandelbaum                   (Principal Executive Officer)

                /s/ DAVID A. BUCKEL                  Vice President and Chief           April 28, 1999
---------------------------------------------------  Financial Officer (Principal
                  David A. Buckel                    Financial and Accounting Officer)

                         *                           Director                           April 28, 1999
---------------------------------------------------
                   James Guthrie

                         *                           Director                           April 28, 1999
---------------------------------------------------
                Shelley A. Harrison

                         *                           Director                           April 28, 1999
---------------------------------------------------
                  James T. Kelsey

                         *                           Director                           April 28, 1999
---------------------------------------------------
                  John J. Pendray

                         *                           Director                           April 28, 1999
---------------------------------------------------
                  George Sadowsky

             *By: /s/ DAVID A. BUCKEL
   ---------------------------------------------
                  David A. Buckel
                 Attorney-in-Fact

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors
  APPLIEDTHEORY CORPORATION

     In connection with our audit of the financial statements of AppliedTheory Corporation and its Predecessor referred to in our report dated January 29, 1999 (except as to Note L as to which the date is April 12, 1999), we have also audited Schedule II for the nine months ended September 30, 1996, the three months ended December 31, 1996, and the years ended December 31, 1997 and 1998 of AppliedTheory Corporation and the Predecessor. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

New York, New York
January 29, 1999

                           APPLIEDTHEORY CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                ADDITIONS --
                                                  BALANCE AT     CHARGED TO                    BALANCE
                                                  BEGINNING      COSTS AND                    AT END OF
                                                  OF PERIOD       EXPENSES      DEDUCTIONS     PERIOD
                                                  ----------    ------------    ----------    ---------
                                                                     (IN THOUSANDS)
Predecessor:
  Nine months ended September 30, 1996
     Allowance for doubtful accounts............                   $   30          $12         $   18
AppliedTheory Corporation:
  Three months ended December 31, 1996
     Allowance for doubtful accounts............                       25            2             23
     Deferred tax valuation allowance...........                    1,273                       1,273
  Year ended December 31, 1997
     Allowance for doubtful accounts............    $   23            120           21            122
     Deferred tax valuation allowance...........     1,273          2,317                       3,590
  Year ended December 31, 1998
     Allowance for doubtful accounts............       122             60           25            157
     Deferred tax valuation allowance...........     3,590          2,254                       5,844

                                 EXHIBIT INDEX


 1.01   --  Form of Underwriting Agreement.
 2.01   --  Form of Agreement and Plan of Merger between AppliedTheory
            Corporation and AppliedTheory Communications, Inc.+
 3.01   --  Certificate of Incorporation of the Registrant.+
 3.02   --  Bylaws of the Registrant.
 4.01   --  Specimen of Certificate for Common Stock of the Registrant.+
 4.02   --  Registration Rights Agreement by and among IXC Internet
            Services, Inc., Grumman Hill Investments III, L.P.,
            AppliedTheory Communications, Inc., NYSERNet.net, Inc.,
            Richard Mandelbaum, James D. Luckett, Denis J. Martin, Mark
            A. Oros, David A. Buckel and Shelley A. Harrison, dated July
            10, 1998.+
 5.01   --  Opinion of Dewey Ballantine LLP.+
10.01   --  Stock Purchase Agreement by and among IXC Internet Services,
            Inc., Grumman Hill Investments III, L.P., AppliedTheory
            Communications, Inc., NYSERNet.net, Inc., Richard
            Mandelbaum, David Buckel, James Luckett, Denis Martin and
            Mark Oros, dated August 4, 1998.+
10.02   --  1996 Incentive Stock Option Plan.+
10.03   --  Form of Option Agreements among the Registrant, IXC Internet
            Services, Inc. and Grumman Hill Investments III, L.P. and
            John Pendray, Robert Riley, Bill Owens, Jacqueline A. Owens,
            Patrick McManus, Stephen Kankus, Barbara J. DeMong, David
            Buckel, Charles Brauch, Marc Bortniker, Shelley Harrison,
            James Luckett, Richard Mandelbaum, Denis Martin, Mark Oros,
            George Sadowsky and Yechiam Yemini, each dated August 4,
            1998.+
10.04   --  Non-Statutory Stock Option Contract with Shelley Harrison.+
10.05   --  Agreement of Lease between 55 Broad Street Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated May 1, 1996.+
10.06   --  Agreement of Lease between Cuttermill Realty Co. and
            AppliedTheory Communications, Inc. and NYSERNet.org, Inc.
            (together as successors to NYSERNet, Inc.), dated May, 1996.+
10.07   --  Lease Agreement between Elwood Davis Road Company and
            AppliedTheory Communications, Inc. (as successor to
            NYSERNet, Inc.), dated November 1995.+
10.08   --  Form of Employment and Non-Competition Agreement between
            AppliedTheory Communications, Inc. and Richard Mandelbaum,
            Lawrence B. Helft, James Luckett, Mark Oros, Denis Martin and David Buckel.+
10.09   --  Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet, Inc.) and Sprint Communications Co.,
            L.P., dated August 11, 1994.+
10.10   --  Consulting Agreement between AppliedTheory Communications,
            Inc. and Shelley A. Harrison, dated October 5, 1996.+
10.11   --  Form of Indemnification Agreement between AppliedTheory
            Corporation and certain directors.+
10.12   --  Note with David A. Buckel, dated July 30, 1998.+
10.13   --  Note with James D. Luckett, dated July 30, 1998.+
10.14   --  Assignment, Software Development and License Agreement
            between NYSERNet.org, Inc. and AppliedTheory Communications,
            Inc., dated October 1, 1996.+
10.15   --  Joint Marketing and Services Agreement between AppliedTheory
            Communications, Inc. and IXC Internet Services, Inc., dated
            January 26, 1999.+
10.16   --  Resale Agreement between AppliedTheory Communications, Inc.
            (as successor to NYSERNet.com, Inc.), and NYSERNet.org,
            Inc., dated October 1, 1996.+

10.17   --  Resource Sharing Agreement between AppliedTheory
            Communications, Inc. (as successor to NYSERNet.com, Inc.)
            and NYSERNet.org, Inc., dated October 1, 1996.+
10.18   --  Agreement between AppliedTheory Communications, Inc. (as successor to NYSERNet, Inc.) and the New York State
            Department of Labor, dated September 27, 1994.+
10.19   --  Promissory Note between AppliedTheory Communications, Inc.
            and NYSERNet.net, Inc., dated January 27, 1999.+
10.20   --  Revolving Note Agreement between Fleet National Bank and
            AppliedTheory Communications, Inc., dated January 20, 1998.+
10.21   --  1999 Employee Stock Purchase Plan.+
10.22   --  1999 Stock Option Plan.+
10.23   --  Form of Preferred Stock Purchase Agreement by and between
            AppliedTheory Corporation and NYSERNet.net, Inc.+
10.24   --  Request for Service between AppliedTheory Communications,
            Inc. (as successor to NYSERNet, Inc.) and Bell Atlantic
            Corp. (as successor to New York Telephone Company).
 23.1   --  Consent of Grant Thornton LLP.
 23.2   --  Consent of Dewey Ballantine LLP (contained in Exhibit
            5.01).+
 24.1   --  Power of Attorney.+
 27.1   --  Financial Data Schedules.+


---------------

+ Previously filed.